As filed with the Securities and Exchange Commission on February 10, 2023

Registration No. 333-267774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIFTH THIRD HOLDINGS FUNDING, LLC

as depositor to the issuing entities described herein

(Exact name of registrant as specified in its charter)

Delaware	35-2301537
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-267774

Central Index Key Number of depositor: 0001405332

Central Index Key Number of sponsor: 0000035528

Fifth Third Bank, National Association

(Exact name of sponsor as specified in its charter)

6111 N. River Rd.

Rosemont, Illinois 60018

(847) 354-7341

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Susan B. Zaunbrecher, Esq.

Fifth Third Bancorp

38 Fountain Square Plaza

MD 109053

Cincinnati, Ohio 45263

(800) 972-3030

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stuart M. Litwin, Esq. Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the notes described in this preliminary prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these notes nor is it seeking an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to completion, dated [●] [●], 20[●]

PROSPECTUS

(Fifth Third Logo)

$[●]

Fifth Third Auto Trust 20[●]-[●]

Issuing Entity

Central Index Key Number: [                          ]

Fifth Third Holdings Funding, LLC	Fifth Third Bank, National Association
Depositor	Sponsor and Servicer
Central Index Key Number: 0001405332	Central Index Key Number: 0000035528

The following notes are being issued by Fifth Third Auto Trust 20[●]-[●]:

You should carefully read the  “risk factors” beginning on page 25 of this prospectus.

The notes are asset backed securities. The notes will be the obligations of the issuing entity only and will not be obligations of or guaranteed by any other person or entity, including Fifth Third Holdings Funding, LLC, Fifth Third Holdings, LLC, Fifth Third Bank, National Association or any of their affiliates (other than the issuing entity).

Neither the notes nor the underlying receivables are insured or guaranteed by any governmental entity.

	Initial Principal Amount	Offered Amount(1)	Interest Rate(2)	Final Scheduled Payment Date
Class A-1 Notes	$ [●]	$ [●]	[●]%	[●]
Class A-2[-A] Notes(3)			[●]%	[●]
[Class A-2-B Notes(3)	$ [●]	$ [●]	Benchmark + [●]%(4)(5)	[●]]
Class A-3 Notes	$ [●]	$ [●]	[●]%	[●]
Class A-4 Notes	$ [●]	$ [●]	[●]%	[●]
Class B Notes	$ [●]	$ [●]	[●]%	[●]

Total	$ [●]	$ [●]	[●]%	[●]

	Price to Public	Underwriting Discount		Proceeds to the Depositor
Per Class A-1 Note	[●]%	[●]%		[●]%
Per Class A-2[-A] Note	[●]%	[●]%		[●]%
[Per Class A-2-B Note	[●]%	[●]%		[●]%]
Per Class A-3 Note	[●]%	[●]%		[●]%
Per Class A-4 Note	[●]%	[●]%		[●]%
Per Class B Note	[●]%	[●]%		[●]%
Total	$	$		$

[(1)	The depositor will retain at least [_]% of the initial principal amount of each class of notes. See “Credit Risk Retention.” The retained notes are not registered under the Securities Act of 1933, as amended, and are not offered hereby. The depositor or an affiliate thereof initially may retain an additional amount or all of one or more classes of notes.]
(2)	The interest rate for each class of notes will be a fixed rate[, a floating rate or combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.]
[(3)	The allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes will be determined no later than the day of pricing[, although the principal amount of the Class A-2-B notes may not exceed [●]% of the aggregate principal amount of the Class A-2 notes].]
[(4)	If issued, the Class A-2-B notes will accrue interest at a floating rate based on a benchmark, which initially will be [insert applicable Benchmark] plus a spread. The [insert applicable Benchmark] will be determined by the calculation agent using the method described in “The Notes—Payments of Interest.” If the sum of the [insert applicable Benchmark] + [●]% is less than 0.00% for any interest period, then the interest rate for the Class A-2-B notes for such interest period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2-B notes, see “The Notes—Payments of Interest”.][NOTE: If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index, which will be an index other than LIBOR, that will be used to determine interest payments for such floating rate tranches.]
[(5)	If the sum of [insert applicable Benchmark] + [●]% is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2-B notes for such interest accrual period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2-B notes, see “The Notes—Payments of Interest.”]

Payments on the Notes

•

The notes are payable solely from the assets of the issuing entity, which consist primarily of receivables which are motor vehicle retail installment sale contracts and/or installment loans that are secured by new and used automobiles, light-duty trucks, vans and other motor vehicles [and funds on deposit in the reserve account and the risk retention reserve account] [and payments due under an interest rate [swap][cap] agreement]. [A portion of the receivables may be acquired by the issuing entity subsequent to the closing date during the funding period described in this prospectus using amounts deposited in the pre-funding account on the closing date]. [[●] will be the counterparty to the interest rate swap agreement.] [[●] will be the cap provider under the interest rate cap agreement.]

•	The issuing entity will pay interest and principal on the notes on the [15th] day of each month, or, if the [15th] is not a business day, the next business day, starting on [●] [●], 20[●].

•

[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate on [insert date not later than three years after the closing date]. However, if the revolving period terminated early as a result of an early amortization event, principal payments may commence prior to that date.]

Credit Enhancement

•

Credit enhancement for the notes offered hereby will consist of a [reserve account with an initial deposit of approximately $[______],] [excess interest on the receivables,] [a yield supplement account in an initial amount equal to approximately $[______],] [the yield supplement overcollateralization amount,] overcollateralization [(in addition to the yield supplement overcollateralization amount),] [and, in the case of the Class A notes, subordination of certain payments to the Class B noteholders] [and] [the risk retention reserve account with an initial deposit of $[______]].

•

The issuing entity will also issue certificates representing an equity interest in the issuing entity, which [initially will be held by the depositor or an affiliate of the depositor] and are not being offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNDERWRITERS

[●]	[●]	[●]	[●]

The date of this prospectus is [●], 20[●]

i

ii

iii

OVERVIEW OF THE INFORMATION IN THIS PROSPECTUS

We provide information about your notes in this prospectus, including information about:

•	the type of notes offered;

•	certain risks relating to an investment in the notes;

•	the timing and amount of interest payments on and principal payments of the notes;

•	the receivables underlying your notes;

•	the credit enhancement and cash flow enhancement for each class of notes; and

•	the method of selling the notes.

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity, Fifth Third Auto Trust 20[●]-[●], including terms and conditions that apply to the notes offered by this prospectus.

You should rely only on the information provided in this prospectus, including the information incorporated by reference herein. We have not authorized anyone to provide you with other or different information. If you receive any other information, you should not rely on it. We are not offering the notes in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate on any date other than the date stated on its cover.

We have started with two introductory sections describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory sections are:

•

“Summary of Terms”—provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features of the issuing entity; and

•	“Risk Factors”—briefly describes some of the risks to investors in the notes.

We include cross-references to captions in these materials where you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents. You can also find a listing of the pages where the principal terms are defined under “Index of Principal Terms” beginning on page [●].

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain a paper copy of this prospectus from the depositor or from the underwriters upon request.

In this prospectus, the terms “we,” “us” and “our” refer to Fifth Third Holdings Funding, LLC.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Such information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the most recently filed information rather than contradictory information included in this prospectus. Any information that has been so updated by more recent information shall not, except as so updated, constitute part of this prospectus. We incorporate by reference any current report on Form 8-K subsequently filed by us prior to the termination of this offering. Information that will be incorporated by reference will be filed under the name of the issuing entity.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing us at Fifth Third Holdings Funding, LLC, c/o Fifth Third Bank Legal Department, 38 Fountain Square Plaza, MD 10907F, Cincinnati, Ohio 45263 or calling us at (800) 972-3030.

WHERE YOU CAN FIND MORE INFORMATION

Fifth Third Holdings Funding, LLC, as depositor, has filed a registration statement with the SEC relating to the notes. This prospectus is a part of our registration statement. This prospectus does not contain all of the information in our registration statement. For further information, please see our registration statement and the accompanying exhibits which we have filed with the SEC. This prospectus may summarize contracts and/or other documents. For further information, please see the copy of the contract or other document filed as an exhibit to the registration statement. You can obtain copies of the registration statement from the SEC upon payment of the prescribed charges, or you can examine the registration statement free of charge at the SEC’s offices. Reports and other information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C., 20549 on official business days between the hours of 10:00 a.m. and 3:00 p.m. Copies of the material can be obtained from the Public Reference Room of the SEC at 100 F Street, NE., Washington D.C., 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling 1-800-732-0330. The SEC also maintains a site on the World Wide Web at http://www.sec.gov at which users can view and download copies of reports, proxy and information statements and other information filed electronically through the EDGAR system. Our SEC filings may be located by using the SEC Central Index Key (CIK) for the depositor, 0001405332. For purposes of any electronic version of this prospectus, the preceding uniform resource locator, or URL, is an inactive textual reference only. We have taken steps to ensure that this URL was inactive at the time we created any electronic version of this prospectus.

CAPITALIZED TERMS

The capitalized terms used in this prospectus, unless defined elsewhere in this prospectus, have the meanings set forth in the glossary at the end of this prospectus.

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes and the receivables will be prepared by Fifth Third Bank, National Association, a national banking association (“Fifth Third Bank”), and sent on behalf of the issuing entity to the indenture trustee who will forward or otherwise make available the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its internet website, which is presently located at [●]. Assistance in using this internet website may be obtained by calling the indenture trustee’s customer service desk at [●]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. Fifth Third Bank, Fifth Third Holdings, LLC (“FTH LLC”), the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the SEC all required annual reports on Form 10-K, distribution reports on Form 10-D, monthly asset level data files and related documents on Form ABS-EE and current reports on Form 8-K. Those reports will be filed with the SEC by the depositor under file number 333-[●] and by Fifth Third Auto Trust 20[●]-[●] under file number 333-[●]-[●].

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM (THE “UK”) TO PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19(5) (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR TO PERSONS FALLING WITHIN ARTICLE 49(2)(A)-(D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE ORDER, OR TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED WITHOUT THE NEED FOR SUCH DOCUMENT TO BE APPROVED, MADE OR DIRECTED BY AN “AUTHORISED PERSON” (AS DEFINED BY SECTION 31(2) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”)) UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE IN THE UK TO PERSONS WHO ARE NOT RELEVANT PERSONS AND THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS IN THE UK WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE NOTES, IS AVAILABLE IN THE UK ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS IN THE UK. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UK WHO IS NOT A RELEVANT PERSON IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK. FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF COMMISSION DELEGATED REGULATION (EU) 2017/565 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED, THE “EUWA”); OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FSMA AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 (AS AMENDED) AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA, AS AMENDED (THE “UK PROSPECTUS REGULATION”).

CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED) AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA (THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION.

[THE CLASS A-1 NOTES HAVE NOT BEEN AND WILL NOT BE OFFERED IN THE UK OR TO UK PERSONS AND NO PROCEEDS OF THE CLASS A-1 NOTES WILL BE RECEIVED IN THE UK.]

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (THE “EEA”). FOR THESE PURPOSES, AN “EU RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU, AS AMENDED (“MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129, AS AMENDED (THE “PROSPECTUS REGULATION”).

CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS AMENDED (THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE PROSPECTUS REGULATION.

SUMMARY OF STRUCTURE AND FLOW OF FUNDS

This structural summary briefly describes certain major structural components, the relationship among the parties, the flow of funds and certain other material features of the transaction. This structural summary does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire prospectus to understand all the terms of this offering.

Structural Diagram

*	The certificates, which represent an equity interest in the issuing entity, will be issued to the depositor and are not being offered hereby.

Flow of Funds Prior to an Acceleration of the Notes(1)

(1)	For further detail, see “The Notes—Payments of Principal,” “The Notes—Payments of Interest” and “The Transaction Documents—Priority of Payments.”

SUMMARY OF TERMS

This summary provides an overview of selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding. You should carefully read this entire prospectus to understand all of the terms of this offering.

THE PARTIES

Issuing Entity

Fifth Third Auto Trust 20[●]-[●], a Delaware statutory trust, will be the “issuing entity” of the notes and the certificates. The principal assets of the issuing entity will be a pool of receivables which are primarily motor vehicle retail installment sale contracts and/or installment loans that are secured by new and used automobiles, light-duty trucks, vans and other motor vehicles [and funds on deposit in the reserve account and the risk retention reserve account][and payments due under an interest rate [swap][cap] agreement].

Depositor

Fifth Third Holdings Funding, LLC, a Delaware limited liability company and a wholly-owned special purpose subsidiary of Fifth Third Holdings, LLC, is the “depositor.” The depositor will sell the receivables to the issuing entity. [[An affiliate of the depositor] [The depositor] will be the initial holder of the issuing entity’s certificates.]

You may contact the depositor by mail at 6111 N. River Rd., Rosemont, Illinois 60018, or by calling (847) 354-7341.

Fifth Third Holdings, LLC

Fifth Third Holdings, LLC, a Delaware limited liability company, known as “FTH LLC,” is the seller of receivables to the depositor.

Sponsor/Servicer

Fifth Third Bank, National Association a national banking association, known as “Fifth Third Bank” or the “servicer,” will service the receivables held by the issuing entity.

Fifth Third Bank is also the “sponsor.”

Originator

Fifth Third Bank originated the receivables. We refer to Fifth Third Bank in this capacity as the “originator.” All receivables will first be sold by the originator to FTH LLC. On the closing date, FTH LLC will sell all of the receivables to be included in the receivables pool to the depositor and the depositor will sell those receivables to the issuing entity.

Administrator

Fifth Third Bank will be the “administrator” of the issuing entity, and in such capacity will provide administrative and ministerial services for the issuing entity.

Trustees

[●], a [●], will be the “indenture trustee.”

[●], a [●], will be the “owner trustee.”

[[●], a [●], will be the “Delaware trustee.”]

[Swap Counterparty]

[[●], a [●], will be the “swap counterparty.” [Insert disclosure required by Item 1115 of Regulation AB.]

[Cap Provider]

[[●], a [●], will be the “cap provider.”] [Insert disclosure required by Item 1115 of Regulation AB.]

Asset Representations Reviewer

[●], a [●], will be the “asset representations reviewer.”

THE NOTES

The issuing entity will issue the following notes:

Class(1)	Initial Principal Amount	Interest Rate	Final Scheduled Payment Date
Class A-1 Notes	$[●]	[●]%	[●]
Class A-2[-A] Notes	$[●]	[●]%	[●]
[Class A-2-B Notes		Benchmark Rate + [●]%	[●]]
Class A-3 Notes	$[●]	[●]%	[●]
Class A-4 Notes	$[●]	[●]%	[●]
Class B Notes	$[●]	[●]%	[●]

[(1)

The depositor will initially retain at least [_]% of the initial principal amount of each class of notes. See “Credit Risk Retention.” The retained notes are not registered under the Securities Act of 1933, as amended, and are not offered hereby. The depositor or an affiliate thereof initially may retain an additional amount or all of one or more classes of notes.]

[The Class A-2-A notes and the Class A-2-B notes are sometimes referred to as the “Class A-2 notes.” The Class A-2-A notes rank pari passu with the Class A-2-B notes.

The allocation of the principal amount between the Class A-2-A notes and Class A-2-B notes will be determined no later than the day of pricing[, although the principal amount of the Class A-2-B notes may not exceed [●]% of the aggregate principal amount of the Class A-2 notes]. Consequently, the allocation of the principal amount between the Class A-2-A notes and Class A-2-B notes may result in any number of possible allocation scenarios, including a scenario in which the entire principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2-A notes and none of the principal amount is allocated to the floating rate Class A-2-B notes [and a scenario in which the entire principal amount of the Class A-2 notes is allocated to the floating rate Class A-2-B notes and none of the principal amount is allocated to the fixed rate Class A-2-A notes].]

The interest rate for each class of notes will be a fixed rate [or a combination of a fixed and floating rate if that class has both a fixed rate tranche and a floating rate tranche]. [For example, the Class A-2 notes are divided into fixed and floating rate tranches, and the Class A-2-A notes are the fixed rate notes and the Class A-2-B notes are the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes,” and to notes that bear interest at a fixed rate as “fixed rate notes.”]

For a description of how interest will be calculated on the floating rate notes, see “The Notes—Payments of Interest.”

The notes are issuable in a minimum denomination of $[1,000] and integral multiples of $[1,000] in excess thereof.

The issuing entity expects to issue the notes on or about [●], 20[●], which we refer to as the “closing date.”

THE CERTIFICATES

The issuing entity will also issue one or more non-interest bearing “certificates,” which are not offered hereby. The certificates represent an equity interest in the issuing entity. The certificates will not be offered by this prospectus. The certificateholders will be entitled on each payment date only to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date. [[An affiliate of the depositor] [The depositor] will be the initial holder of the issuing entity’s certificates.] Information about the certificates is set forth herein solely to provide a better understanding of the notes.

INTEREST AND PRINCIPAL

To the extent of funds available therefor, the issuing entity will pay interest and principal on the notes monthly, on the [15th] day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “payment date.” The first payment date is [●] [●], 20[●]. On each payment date, payments on the notes will be made to holders of record as of the close of business on the business day immediately preceding that payment date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date.”

Interest Payments

•

The issuing entity will pay interest on the Class A-1 notes [and the Class A-2-B notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and the Class A-2-B notes, as applicable,] will be the product of (i) the outstanding principal amount of the related class of notes, (ii) the related interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

•	The issuing entity will pay interest on the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes and the Class B notes on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes and the Class B notes will be the product of (i) the outstanding principal amount of the related class of notes, (ii) the related interest rate and (iii) 30 (or in the case of the first payment date, [●]), divided by 360.

•	[The calculation agent will calculate the [insert applicable Benchmark] for the Class A-2-B notes using the method as described under “The Notes—Payments of Interest”. If the administrator has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the administrator will determine an alternative benchmark in accordance with the benchmark replacement provisions described under “The Notes—Payments of Interest—Effect of Benchmark Transition Event”.]

•	[If the sum of the [insert applicable Benchmark] and the applicable spread set forth on the front cover of this prospectus is less than 0.00% for any interest period, then the interest rate for the Class A-2-B notes for such interest period will be deemed to be 0.00%.]

•	Interest due and payable on any payment date but not paid on such payment date will be due on the next payment date, together with interest on such unpaid amount at the applicable interest rate (to the extent lawful).

•	Interest payments on all Class A notes will have the same priority. Interest payments on the Class B notes will be subordinated to interest payments and, in specified circumstances, principal payments of the Class A notes.

Principal Payments

•	[The issuing entity will not pay principal on the notes on any payment date occurring during the revolving period.]
•	The issuing entity will generally pay principal sequentially to the earliest maturing class of notes monthly on each payment date in accordance with the payment priorities described below under “—Priority of Payments.”

•	The issuing entity will make principal payments of the notes based on the amount of collections and defaults on the receivables during the prior collection period.

•	This prospectus describes how available funds and amounts on deposit in the reserve account [and the risk retention reserve account] are allocated to principal payments of the notes.

•	On each payment date, prior to the acceleration of the notes following an event of default, which is described below under “—Events of Default,” the issuing entity will distribute funds available to pay principal of the notes as follows:

(1)	first, to the Class A-1 noteholders, until the Class A-1 notes are paid in full;

(2)	second, to the Class A-2[-A] noteholders [and Class A-2-B noteholders, ratably,] until the Class A-2[-A] notes [and Class A-2-B notes] are paid in full;

(3)	third, to the Class A-3 noteholders, until the Class A-3 notes are paid in full;

(4)	fourth, to the Class A-4 noteholders until the Class A-4 notes are paid in full; and

(5)	fifth, to the Class B noteholders until the Class B notes are paid in full.

All unpaid principal of a class of notes will be due on the final scheduled payment date for that class.

Interest and Principal Payments after an Event of Default

After an event of default under the indenture occurs and the notes are accelerated, the priority of payments of principal and interest will change from the description in “—Interest Payments” and “—Principal Payments” above.

On each payment date after an event of default under the indenture occurs and the notes are accelerated (other than as the result of the issuing entity’s breach of a covenant, representation or warranty), after payment of certain amounts to the trustees, the asset representations reviewer[,] [and] the servicer[; provided, however, that the available funds from the risk retention reserve account may not be used to pay the servicer fee so long as the servicer is an affiliate of Fifth Third Bank;] [and the swap counterparty], interest on the notes will be paid ratably to each class of Class A notes and principal payments of each class of notes will be made first to Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of all other classes of Class A notes will receive principal payments, ratably, based on the aggregate outstanding principal amount of each remaining class of notes until each such class of notes is paid in full. After interest on and principal of all of the Class A notes are paid in full, interest and principal payments will be made to noteholders of the Class B notes.

On each payment date after an event of default under the indenture occurs and the notes are accelerated as the result of the issuing entity’s breach of a covenant, representation or warranty, after payment of certain amounts to the trustees, the servicer and the swap counterparty, interest on the Class A notes will be paid ratably to each class of Class A notes followed by interest on the Class B notes. Principal payments of each class of notes will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of all other classes of Class A notes will receive principal payments, ratably, based on the outstanding principal amount of each remaining class of Class A notes until those other classes of Class A notes are paid in full. Next, the Class B noteholders will receive principal payments until the Class B notes are paid in full. See “The Indenture—Rights Upon Event of Default.”

If an event of default has occurred but the notes have not been accelerated, then interest and principal payments will be made in the priority set forth under “—Priority of Payments” below.

Optional Redemption of the Notes

The servicer will have the right at its option to exercise a “clean-up call” and to purchase (and/or to designate one or more other persons to purchase) the receivables and the other issuing entity property (other than the reserve account [and the risk retention reserve account]) from the issuing entity on any payment date if the following conditions are satisfied: (a) the then-outstanding net pool balance of the receivables as of the last day of the related collection period is less than or equal to [10]% of the net pool balance as of the cut-off date and (b) the sum of the purchase price for the assets of the issuing entity (other than the reserve account [and the risk retention reserve account]) and available funds for such payment date would be sufficient to pay (x) the amounts required to be paid under clauses first through fifth and seventh, in accordance with “—Priority of Payments” set forth below and (y) the outstanding note amount (after giving effect to the payments described in the preceding clause (x)). (We use the term “net pool balance” to mean, as of any date, the aggregate outstanding principal balance of all receivables (other than defaulted receivables) of the issuing entity on such date.) If the servicer, or any successor to the servicer, purchases the receivables and other issuing entity property (other than the reserve account [and the risk retention reserve account]) the purchase price will equal the net pool balance plus accrued and unpaid interest on the receivables, [plus all amounts owing to the swap counterparty as of that payment date]. It is expected that at the time this option becomes available to the servicer, or any successor to the servicer, only the [Class A-4 and the Class B notes] will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts in the reserve account and the remaining available funds after the payments under clauses first through fifth and seventh, set forth in “—Priority of Payments” below would be sufficient to pay in full the aggregate unpaid note amount of all of the outstanding notes as determined by the servicer. On the business day prior to such payment date, the indenture trustee upon written direction from the servicer shall transfer all amounts on deposit in the reserve account (other than interest and investment income (net of losses and expenses)) to the collection account and on such payment date the outstanding notes shall be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than 10 days prior to the applicable redemption date to each holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

EVENTS OF DEFAULT

The occurrence of any one of the following events will be an “event of default” under the indenture:

•	a default in the payment of any interest on any note of the [controlling class] when the same becomes due and payable, and such default shall continue for a period of five business days or more;

•	default in the payment of the principal of any note at the related final scheduled payment date or the redemption date;

•	any failure by the issuing entity to duly observe or perform any of its covenants or agreements in the indenture (other than (i) a covenant or agreement, a default in the observance of which is elsewhere specifically addressed or (ii) a covenant or agreement pursuant to the FDIC Rule Covenant), which failure materially and adversely affects the interests of the noteholders, and which continues unremedied for 90 days after written notice is given to the issuing entity by the indenture trustee (to the extent a responsible officer of the indenture trustee has received written notice or has actual knowledge thereof) or noteholders evidencing at least a majority of the outstanding principal amount of the notes of the [controlling class];

•	any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for 90 days after written notice is given to the issuing entity by the indenture trustee (to the extent a responsible officer of the indenture trustee has received written notice or has actual knowledge thereof) or noteholders evidencing at least a majority of the notes of the [controlling class]; or

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of 120 days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of notes due to a lack of amounts available to make such a payment will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for that class of notes.

ISSUING ENTITY PROPERTY

The primary assets of the issuing entity will be a pool of motor vehicle retail installment sale contracts and/or installment loans secured by a combination of new and used automobiles, light-duty trucks, vans and other motor vehicles [and funds on deposit in the reserve account and the risk retention reserve account][and payments due under an interest rate [swap][cap] agreement]. We refer to these retail installment sales contracts and installment loans as “receivables,” to the pool of those receivables as the “receivables pool” and to the persons who financed their purchases or refinanced existing obligations with these contracts and loans as “obligors.” The receivables were underwritten in accordance with the originator’s underwriting criteria.

The receivables identified on the schedule of receivables delivered by FTH LLC on the closing date will be transferred to the depositor by FTH LLC and then transferred by the depositor to the issuing entity. The issuing entity will grant a security interest in the receivables and the other issuing entity property to the indenture trustee on behalf of the noteholders [and the swap counterparty].

The “issuing entity property” will include the following:

•	the receivables, including collections on the receivables after the [applicable] cut-off date (the cut-off date for the receivables sold to the issuing entity on the closing date is the close of business on [●] [●], 20[●], which we refer to as the “[initial] cut-off date”);

•	security interests in the vehicles financed by the receivables, which we refer to as the “financed vehicles”;

•	all receivable files relating to the original motor vehicle retail installment sale contracts and/or installment loans evidencing the receivables;

•	any other property securing the receivables;

•	all rights of the originator under agreements with the dealers relating to the receivables;

•	all rights of the originator to proceeds under insurance policies that cover the obligors under the receivables or the financed vehicles;

•	all rights of the originator to any refunds in connection with extended service agreements relating to the receivables;

•	amounts on deposit in the collection account, reserve account, principal distribution account (but not the designated certificateholder account) [, risk retention reserve account] and permitted investments of the collection account [,][and] reserve account [and the risk retention reserve account];

•	all rights of the issuing entity under the sale agreement, all rights of the depositor under the purchase agreement and all rights of FTH LLC under the receivables sale agreement; and

•	the proceeds of any and all of the above.

STATISTICAL INFORMATION

The statistical information in this prospectus is based on the receivables in the [statistical] pool of receivables as of [●] [●], 20[●], which we refer to as the “[statistical] cut-off date.” [The statistical distribution of the characteristics of the actual receivables pool may vary somewhat from the statistical distribution of those characteristics in this prospectus because the actual pool will be selected from the receivables in the statistical pool and other receivables owned by the originator. Any variance between the characteristics of the statistical pool and the actual pool will not be material.]

As of the close of business on the [statistical] cut-off date, the receivables in the [statistical] pool described in this prospectus had:

•	an aggregate principal balance of $[●];

•	a weighted average contract rate of [●]%;

•	a weighted average original maturity of [●] months;

•	a weighted average FICO® score of [●];
•	a weighted average loan-to-value ratio of [●]%; and

•	a weighted average remaining maturity of [●] months.

As of the [statistical] cut-off date, the receivables in the [statistical] pool had an aggregate principal balance of $[●]. The receivables sold to the issuing entity on the closing date are expected to have an aggregate principal balance as of the cut-off date of approximately $[●].

For more information about the characteristics of the receivables in the [statistical] pool, see “The Receivables Pool” in this prospectus. In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] and certain disclosure in this prospectus relating to the receivables, as described under “The Receivables Pool—Review of Pool Assets” in this prospectus. Based on its review, the depositor has concluded that [none] of the receivables in the pool were originated with exceptions to Fifth Third Bank’s underwriting criteria.

As described under “The Receivables Pool,” receivables originated under the originator’s underwriting guidelines are approved based on either (i) a system driven origination process defined by the originator’s credit policy, (ii) a credit underwriter applying the originator’s system driven credit policy or (iii) the authority of a credit underwriter. A receivable may be outside the originator’s standard credit policy based on certain credit and asset related criteria, including (i) loan to value ratio, (ii) affordability measures, such as payment to income ratio and debt to income ratio, minimum income and maximum payment amount; (iii) amount of cash down payment; and (iv) collateral type and quality , such as vehicle age and mileage. [●] monitors all applications approved by a credit underwriter and actively manages that rate of approval to defined tolerances and limits. As described in “The Originator Underwriting” under the originator’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by a credit analyst based on the originator’s electronic decisioning model. Applications that are not automatically approved or rejected are ultimately reviewed by a credit analyst with appropriate approval authority. See “The Receivables Pool Exceptions to Underwriting Criteria.”

[Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such receivables that represent an exception to the underwriting criteria in the asset pool.]

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects. See “The Receivables Pool—Review of Pool Assets.”

In addition to the purchase of receivables from the issuing entity in connection with the exercise of the servicer’s “clean-up call” option as described above under “Interest and Principal—Optional Redemption of the Notes,” receivables may be repurchased from the issuing entity by the originator, in connection with the breach of certain representations and warranties concerning the characteristics of the receivables, and purchased by the servicer, in connection with the breach of certain servicing covenants, as described under “The Transaction Documents—Sale and Assignment of Receivables and Related Security Interests—Representations and Warranties of the Originator” and “The Servicer.”

[SUBSEQUENT RECEIVABLES]

[On the closing date, $[●]of the proceeds from the sale of the notes by the issuing entity will be deposited in an account, which we refer to as the “pre-funding account.” The amount deposited in the pre-funding account on the closing date represents [●]% of the initial aggregate principal balance of the receivables (including the expected aggregate principal balance of the subsequent receivables). During the funding period, the issuing entity will use the funds, if any, on deposit in the pre-funding account to acquire additional receivables from the depositor, which we refer to as “subsequent receivables,” for an amount equal to the purchase price for the receivables on each date (no more than once a week) which we refer to as a “Funding Date.” Subsequent receivables must meet certain eligibility criteria as described in “The Receivables Pool—Criteria Applicable to Selection of Receivables.”

The funding period will begin on the closing date and will end on the earliest to occur of:

•	[ ] full calendar months following the closing date;

•	the date on which the amount in the pre-funding account is $[10,000] or less; or

•	the occurrence of an event of default under the indenture.

On the first payment date following the termination of the funding period, the indenture trustee will withdraw any funds remaining on deposit in the pre-funding account (excluding investment earnings) and distribute them to the noteholders. See “The Transaction Documents—Pre-Funding Account.”]

[THE REVOLVING PERIOD]

[The issuing entity will not make payments of principal on the notes on payment dates occurring during the revolving period.

The “revolving period” consists of the collection periods from the closing date through [●] and the related payment dates. We refer to the collection periods and the related payment dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “The Notes—The Revolving Period.”

On each payment date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor for the purpose of maintaining the initial aggregate principal balance of the receivables.

The amount of additional receivables will be determined by the amount of cash available from payments and prepayments on existing receivables. [There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial aggregate principal balance of the receivables.] [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Item 1103(a)(5) of Regulation AB.] See “The Notes—The Revolving Period.”

To the extent that amounts allocated for the purchase of additional receivables are not so used on any payment date occurring during the revolving period, they will be applied on subsequent payment dates occurring during the revolving period to purchase additional receivables from the depositor.

Receivables acquired during the revolving period must meet certain eligibility criteria as described in “The Receivables Pool—Criteria Applicable to Selection of Receivables.”]

PRIORITY OF PAYMENTS

On each payment date, except after the acceleration of the notes following an event of default, the paying agent will make the following payments and deposits from available funds in the collection account (including funds, if any, deposited into the collection account from the reserve account [and the risk retention reserve account]) as directed by the servicer [and any amounts, if any, paid by the swap counterparty] in the following amounts and order of priority:

•	[first, to the servicer, for reimbursement of outstanding advances[, except available funds from the risk retention reserve account may not be used for this purpose so long as the servicer is an affiliate of Fifth Third Bank]];

•	second, to the servicer, the servicing fee and all unpaid servicing fees with respect to any prior collection period[, except available funds from the risk retention reserve account may not be used for this purpose so long as the servicer is an affiliate of Fifth Third Bank];

•	[third, to the swap counterparty, the net swap payment;]

•	fourth, [pro rata, to the swap counterparty, any senior swap termination payment, and] to the Class A noteholders, interest on the Class A notes;
•	fifth, to the principal distribution account for distribution to the noteholders, the First Allocation of Principal, if any;

•	sixth, to the Class B noteholders, interest on the Class B notes;

•	seventh, to the principal distribution account for distribution to the noteholders, the Second Allocation of Principal;

•	eighth, to the reserve account, until the amount of funds in the reserve account is equal to the specified reserve account balance;

•	[ninth, to the swap counterparty, any subordinated swap termination payment and any other amounts payable by the issuing entity to the swap counterparty and not previously paid;]

•	tenth, to pay to the owner trustee (including as certificate paying agent), the Delaware trustee, the indenture trustee and the asset representations reviewer, accrued and unpaid fees and reasonable expenses (including indemnification amounts) due and owing under the applicable transaction documents, which have not been previously paid; provided, that with respect to the asset representations reviewer, such fees, expenses and indemnity payments must have been due and unpaid for more than 60 days; and

•	eleventh, any remaining funds will be distributed to the designated certificateholder account.

The final distribution to any noteholder will be made only upon presentation and surrender of the physical certificate representing that noteholder’s notes (if applicable) at an office or agency of the indenture trustee specified in a notice from the indenture trustee, in the name of and on behalf of the issuing entity. If any notes are not presented and surrendered for cancellation, any funds held by the indenture trustee or any paying agent for the payment of any amount due with respect to any note after the indenture trustee has taken certain measures to locate the related noteholders and those measures have failed, will be distributed to the holders of the issuing entity’s certificates.

Amounts deposited in the principal distribution account will be paid to the noteholders of the notes as described under “The Notes—Payments of Principal.”

FEES AND EXPENSES

Servicing Fee

The servicer will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal product of (1) [ ]% per annum; (2) [one-twelfth (or, in the case of the first payment date, a fraction, the numerator of which is the number of days from but not including the [initial] cut-off date to and including the last day of the first collection period and the denominator of which is 360] [one-sixth]) and (3) the net pool balance of the receivables as of the first day of the related collection period (or as of the [initial] cut-off date, in the case of the first payment date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees and investment earnings from amounts on deposit in the collection account and the reserve account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account[; provided, however, that the available funds from the risk retention reserve account may not be used to pay the servicer so long as the servicer is an affiliate of Fifth Third Bank.]

Indenture Trustee, Owner Trustee and Delaware Trustee Fees and Expenses

Each of the indenture trustee, the owner trustee and the Delaware trustee will be entitled to a fee and reimbursement in the form of indemnity payments in connection with the performance of their duties. [The Calculation Agent will also be entitled to reimbursement in the form of indemnity payments in connection with the performance of its duties.] For a discussion of the indemnity payments, see “The Transaction Documents—Indemnification of the Indenture Trustee, [the Calculation Agent,] the Owner Trustee and the Delaware Trustee.”

•	The indenture trustee will be entitled to an annual fee equal to $[ ].
•	The owner trustee will be entitled to an annual fee equal to $$[ ].

•	The Delaware trustee will be entitled to an annual fee equal to $[ ].

The above expenses will be paid directly by the servicer. However, the fees, expenses and indemnity payments are payable out of available funds in the collection account in the order of priority set forth under “—Priority of Payments” above to the extent the servicer fails to make such payments.

Asset Representations Reviewer Fees and Expenses

The asset representations reviewer will be paid [an annual][a monthly][an upfront] fee of $[            ] by the servicer, and to the extent not so paid, as set forth above under “—Priority of Payments.” The asset representations reviewer will also be entitled to receive a fee of $[    ] for each receivable reviewed and will be entitled to be reimbursed for all costs and expenses incurred in connection with the performance of a review. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the review will be payable by Fifth Third Bank and, to the extent such fees and expenses remain unpaid after 60 days, they will be payable out of amounts on deposit in the collection account as described above under “—Priority of Payments.”

See “The Transaction Documents—Fees and Expenses” and “The Transaction Documents—Asset Representations Review—Fees and Expenses for Asset Review.”

CREDIT ENHANCEMENT

The credit enhancement provides protection for the [Class A notes and the Class B] notes against losses and delays in payment or other shortfalls of cash flow. The credit enhancement for the notes will be the [subordination of the certificates,] [the reserve account,] [the risk retention reserve account,] [the yield supplement account,] [the yield supplement overcollateralization amount,] overcollateralization [(in addition to the yield supplement overcollateralization amount)] and the excess interest on the receivables and, for each class of notes, by subordination of all other classes of notes bearing a subsequent designation in alphabetical order. If the credit enhancement is not sufficient to cover all amounts payable on the notes, the notes having a later final scheduled payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date. See also “Risk Factors—Risks relating to the nature of the notes and the structure of the transaction—Your share of possible losses may not be proportional” and “The Transaction Documents—Priority of Payments.”

The credit enhancement for the notes will be as follows:

Class A notes:	[subordination of principal payments of the Class B notes, subordination of the certificates, the reserve account, the risk retention reserve account, the yield supplement account, the yield supplement overcollateralization amount, overcollateralization (in addition to the yield supplement overcollateralization amount) and the excess interest on the receivables]

Class B notes	[subordination of the certificates, the reserve account, the risk retention reserve account, the yield supplement account, the yield supplement overcollateralization amount, overcollateralization (in addition to the yield supplement overcollateralization amount) and the excess interest on the receivables and excess interest on the receivables]

Subordination of Payments on the Class B Notes

As long as the Class A notes remain outstanding, payments of interest on any payment date on the Class B notes will be subordinated to payments of interest on the Class A notes and certain other payments on that payment date (including principal payments of the Class A notes in specified circumstances), and payments of principal of the Class B notes will be subordinated to all payments of principal of and interest on the Class A notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture the priority of payments may change. For a description of the changes in priority, see “Interest and Principal—Interest and Principal Payments After an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration.”

Certificates

The certificates will be subordinated to the notes to provide credit enhancement for the notes because no payments will be made on the certificates on any payment date until all payments on the notes required to be made on that payment date have been paid in full. See “—Priority of Payments” above. The certificates are not offered to you under this prospectus.

Reserve Account

On the closing date, the underwriters, at the direction of the depositor, will deposit from the proceeds of the sale of the notes an amount equal to at least [●]% of the initial [adjusted] net pool balance in cash into the reserve account[, plus an amount expected to cover the negative carry with respect to the accrued interest on that portion of the note balance equal to amounts on deposit in the pre-funding account and earnings on funds, if any, on deposit in the pre-funding account]. [(We use the term “adjusted pool balance” to mean, as of any date, the net pool balance at that time, minus the yield supplement overcollateralization amount (as described below) as of that date.)] Collections on the receivables and other available funds, to the extent available after payments and deposits of higher priority are made, will be added to the reserve account on each payment date until the amount on deposit in the reserve account is equal to the specified reserve account balance (as described below).

On each payment date, after giving effect to any withdrawals from the reserve account, if the amount of cash on deposit in the reserve account is less than the specified reserve account balance, available funds will be deposited in the reserve account in accordance with the priority of payments described above until the amount on deposit in the reserve account equals the specified reserve account balance. Except as provided in the following proviso, the “specified reserve account balance” is, on any payment date, an amount equal to at least [●]% of the initial net pool balance; provided, however, on any payment date after the notes are no longer outstanding following payment in full of principal and interest on the notes, the specified reserve account balance will be $0.

On the business day prior to each payment date, the paying agent at the direction of the servicer pursuant to a monthly servicer report will withdraw funds from the reserve account to cover any shortfalls in the amounts required to be paid on that payment date with respect to clauses first through fifth under “—Priority of Payments” above.

On the business day prior to any payment date, if the amount in the reserve account (other than net investment earnings) exceeds the specified reserve account balance, such excess will be transferred to the collection account and distributed on that payment date as available funds. See “The Transaction Documents—The Accounts—Reserve Account.”

[Risk Retention Reserve Account

On or prior to the closing date, the issuing entity will establish an eligible horizontal cash reserve account, which we refer to herein as the risk retention reserve account. The risk retention reserve account will be funded on the closing date in an amount equal to $[●]. The risk retention reserve account will be an eligible account held by the indenture trustee, and will be pledged to the indenture trustee for the benefit of the noteholders.

All amounts on deposit in the risk retention reserve account on any payment date serve as credit enhancement since those amounts will be available to make up shortfalls in the amounts payable to the noteholders on such payment date to the extent described herein.

Amounts on deposit in the risk retention reserve account will be invested as provided in the servicing agreement in eligible investments. Any amounts held on deposit in the risk retention reserve account and any investment earnings thereon will be the property of the issuing entity and shall be held by the indenture trustee for the benefit of the noteholders and certificateholder as provided in the servicing agreement.]

[Yield Supplement Account]

[On the closing date, the depositor will deposit a minimum of $[●] into the yield supplement account. No additional deposits will be made to the yield supplement account after the closing date. Funds on deposit in the yield supplement account are intended to supplement the interest collections for each calendar month on those receivables that have relatively low annual contract rates.

On or before each payment date, the indenture trustee will withdraw funds from the yield supplement account and deposit in the collection account a specified amount with respect to that payment date,

which funds will be applied to make the payments described under “—Priority of Payments” above.

For a more detailed description of the deposit to and withdrawals from the yield supplement account, you should refer to “The Transaction Documents—The Accounts—Yield Supplement Account.”]

[Yield Supplement Overcollateralization Amount]

[The yield supplement overcollateralization amount is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at the contract rate of that receivable over (y) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at a discount rate equal to the greater of the contract rate of that receivable and [●]%.

As of the closing date, the yield supplement overcollateralization amount will equal $[●], which is approximately [●]% of the initial adjusted pool balance. The yield supplement overcollateralization amount will decline on each payment date. The yield supplement overcollateralization amount is intended to compensate for low contract rates on some of the receivables and is in addition to the overcollateralization referred to below.

See “The Transaction Documents—Yield Supplement Overcollateralization Amount” for more detailed information about the yield supplement overcollateralization amount.]

Overcollateralization

Overcollateralization is the amount by which the net pool balance exceeds the outstanding principal amount of the notes. Overcollateralization means that there will be additional assets generating collections that will be available to cover credit losses on the receivables. The amount of overcollateralization as a percentage of the net pool balance as of the cut-off date is expected to build from approximately [●]% at the closing date to a target overcollateralization level of [●]% of the net pool balance as of the cut-off date.

Excess Interest

Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the related servicing fee and interest on the notes each month, there is expected to be “excess interest.” Any excess interest will be applied on each payment date as an additional source of available funds for distribution in accordance with the payment priorities described above under “—Priority of Payments” and will be applied, in part, to pay principal on the notes more rapidly than the amortization of the underlying receivables in order to reach the target overcollateralization amount.

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

[Interest Rate Swap]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate swap agreement with [●], as the swap counterparty, to hedge the floating interest rate on the Class [●] notes. The interest rate swap for the Class [●] notes will have an initial notional amount equal to the note balance of the Class [●] notes on the closing date, and that notional amount will decrease by the amount of any principal payments made on the Class [●] notes.

The notional amount under the interest rate swap will at all times be equal to the note balance of the Class [●] notes.

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a per annum fixed rate of [    ]% multiplied by the notional amount of the interest rate swap, and the swap counterparty will be obligated to pay a per annum floating interest rate payment based on a floating rate multiplied by the notional amount of the interest rate swap. Payments (other than swap termination payments) on the interest rate swap will be exchanged on a net basis. Any “net swap payment” owed by the issuing entity to the swap counterparty on the interest rate swap ranks higher in priority than all payments on the notes.

The interest rate swap agreement may be terminated upon an event of default or other termination event specified in the interest rate swap agreement. If the interest rate swap agreement is terminated due to an event of default or other termination event, a termination payment may be due to the swap counterparty by the issuing entity out of available funds.

If the issuing entity fails to make a net swap payment due under the interest rate swap agreement, if performance under the interest rate swap agreement would be illegal or if a bankruptcy event occurs with respect to the issuing entity, a “senior swap termination payment” may be due that is pro rata with payments of interest on the Class A notes and is higher in priority than payments of principal on the Class A notes and Class B notes. “Subordinated swap termination payments,” which may be due because of an event of default or termination event under the interest rate swap agreement not involving the issuing entity’s failure to make a net swap payment, the illegality of performance under the interest rate swap agreement or a bankruptcy event with respect to the issuing entity, will be subordinate to payments of principal and interest on the Class A notes and Class B notes.

The issuing entity’s obligation to pay any net swap payment and any other amounts due under the interest rate swap agreement is secured under the indenture by the issuing entity property.

For a more detailed description of the interest rate swap agreement and the swap counterparty, see “The Notes—Interest Rate Swap Agreement” and “The Swap Counterparty.”]

[Interest Rate Cap Agreement]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate cap agreement with [●], as the cap provider, to hedge the floating interest rate on the Class [●] notes. The interest rate cap for the Class [●] notes will have an initial notional amount equal to the note balance of the Class [●] notes on the closing date, and that notional amount will decrease by the amount of any principal payments on the Class [●] notes. The notional amount under the interest rate cap will at all times be equal to the note balance of the Class [●] notes.

If the [insert applicable Benchmark] related to any payment date exceeds the cap rate of [●]%, the cap provider will pay to the issuing entity an amount equal to the product of:

1.	the [insert applicable Benchmark] for the related payment date minus the cap rate of [●]%;

2.	the notional amount on the cap on the first day of the interest period related to such payment date; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is 360.

[The obligations of the cap provider under the interest rate cap agreement initially will be unsecured.]

[If the cap provider’s long-term senior unsecured debt ceases to be rated at a level acceptable to the hired agencies, the cap provider will be obligated to post collateral or establish other arrangements satisfactory to the hired agencies to secure its obligations under the interest rate cap agreement, if any, or arrange for an eligible substitute cap provider satisfactory to the issuing entity.]

Any amounts received under any interest rate cap agreement will be a source for interest payments on the floating rate notes, if any. [The issuing entity is not expected to be required to make any payments to the cap provider under the interest rate cap agreement other than an upfront payment.]

The issuing entity’s rights under the interest rate cap agreement are pledged under the indenture.

For a more detailed description of the interest rate cap agreement and the cap provider, see “The Notes—Interest Rate Cap Agreement” and “The Cap Provider.”]

[FDIC RULE AND RISK RETENTION

The transaction contemplated by this prospectus is intended to comply with the Federal Deposit Insurance Corporation regulatory safe harbor entitled “Treatment of financial assets transferred in connection with a securitization or participation” (the “FDIC Rule”). For more information, see “Risk Factors—Risks relating to the transaction parties—FDIC receivership or conservatorship of Fifth Third Bank could result in delays in payments or losses on your notes,” “The Indenture—FDIC Rule Covenant”

and “Material Legal Aspects of the Receivables—FDIC Rule.”]

REVIEW OF ASSET REPRESENTATIONS

As more fully described in “The Transaction Documents—Asset Representations Review,” if the aggregate amount of delinquent receivables exceeds a certain threshold, then noteholders or beneficial owners of the notes (“investors”) holding at least 5% of the aggregate outstanding principal amount of all the outstanding notes may elect to initiate a vote to determine whether the asset representations reviewer will conduct a review. Investors representing at least a majority of the voting investors may then, subject to certain conditions, direct the asset representations reviewer to perform a review of the delinquent receivables for compliance with the representations and warranties made by Fifth Third Bank.

TAX STATUS

On the Closing Date, Mayer Brown LLP, special federal tax counsel to the depositor, will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that the issuing entity will not be characterized as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, and the notes (other than such notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be treated as debt for U.S. federal income tax purposes.

Each holder of a note, by acceptance of a note, will agree to treat such note as debt for federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

See “Material U.S. Federal Income Tax Consequences.”

CERTAIN ERISA CONSIDERATIONS

Subject to the considerations disclosed in “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus, the notes may be purchased by employee benefit plans and accounts. An employee benefit plan, any other retirement plan, and any entity deemed to hold “plan assets” of any employee benefit plan or other plan should consult with its counsel before purchasing the notes and are urged to review carefully the matters discussed in this prospectus.

[MONEY MARKET INVESTMENT

The Class A-1 notes will be structured to be eligible securities for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the money market fund and its advisor to settle those requirements. If you are a money market fund contemplating a purchase of Class A-1 notes, you or your advisor should consider these requirements before making a purchase.]

CERTAIN VOLCKER RULE CONSIDERATIONS

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in Section [●] of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

CREDIT RISK RETENTION

[Insert disclosure required by Item 1124 of any material change in the depositor’s, or an affiliate of the depositor’s, interest in the securities resulting from the purchase, sale or other acquisition or disposition of the securities by the depositor or an affiliate of the depositor.]

[Insert description of any retained notes.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), Fifth Third Bank is required to retain an economic interest in the credit risk of the securitized receivables, either directly or through a majority-owned affiliate. Fifth Third Bank intends to satisfy this obligation through [the retention by the depositor, its wholly-owned affiliate, of] [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] [and] [the establishment of an “eligible horizontal cash reserve account” in the name of the indenture trustee for the benefit of the noteholders] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and the certificates issued by the issuing entity on the closing date.

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of [at least [●]% of each class of notes and the certificates issued by the issuing entity][a single vertical security], though the depositor may retain more than [●]% of one or more classes of notes or the certificate. The material terms of the notes are described under “The Notes.”]

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will take the form of [depositing an amount equal to $[            ] into a risk retention reserve account][retaining the issuing entity’s certificates [and the Class [B] notes], which Fifth Third Bank expects to have a fair value of [between $[    ] and] $[    ], which is [between [    ]% and] [    ]% of the fair value of all of the notes and the certificates issued by the issuing entity. For a description of the valuation methodology used to calculate the [range of] fair values of the notes and of the eligible horizontal residual interest set forth in the preceding sentence, see “Credit Risk Retention.” The material terms of the notes are described under “The Notes.” The material terms of the issuing entity’s certificates are described under “The Certificates.”]

[The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of Fifth Third Bank [on or] after the closing date. To the extent the depositor’s retained economic interest is intended to satisfy the requirements of Regulation RR, the depositor will not transfer or enter into any hedging transaction with respect to its retained economic interest except as permitted under Regulation RR.]

[Risk Retention Reserve Account: On or prior to the closing date, the issuing entity will establish a risk retention reserve account for the benefit of the noteholders. The risk retention reserve account will be funded on the closing date by the retention of a portion of the purchase price for the notes in an amount equal to $[●]. To the extent that funds from principal and interest collections on the receivables are not sufficient to pay the amounts that are prior to the deposits into the reserve account as described under “—Priority of Payments” above, the amount previously deposited in the risk retention reserve account will provide an additional source of funds for those payments; provided, however that available funds from the risk retention reserve account may not be used to pay the servicer so long as the servicer is an affiliate of Fifth Third Bank. The material terms of the risk retention reserve account are described under “The Transaction Documents—The Accounts—Risk Retention Reserve Account.”]

[EU SECURITIZATION REGULATION AND UK SECURITIZATION REGULATION

None of FTH LLC, the depositor, the servicer, the sponsor, nor any other party to the transaction described in this prospectus or any of their respective affiliates, will undertake, or intends, to retain or commit to retain a material net economic interest in the securitization constituted by the issuance of the notes in a manner that would satisfy the requirements of the EU Securitization Regulation or the UK Securitization Regulation.

Furthermore, no such person makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take or refrain from taking any action to facilitate or enable compliance by EU Affected Investors with the EU Due Diligence Requirements or by UK Affected Investors with the UK Due Diligence Requirements, or by any person with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, credit granting standards or any other conditions with respect to investments in securitization transactions.

The arrangements as described in “Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Regulation by any person.

Failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the notes described in this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being taken or imposed by the competent authority of such Affected Investor.

Consequently, the notes may not be a suitable investment for Affected Investors. As a result, the price and liquidity of the notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own regulatory position and should consult with their own legal and investment and legal advisors, regarding the application of the EU Securitization Regulation, the UK Securitization Regulation or other applicable regulations and the suitability of the notes for investment.

The transaction described in this prospectus is structured in a way that is unlikely to allow Affected Investors to comply with their applicable Due Diligence Requirements.]

RATINGS

The depositor expects that the notes will receive credit ratings from one or more credit rating agencies hired by the sponsor to rate the notes (the “hired agencies”).

Although the hired agencies are not contractually obligated to monitor the ratings on the notes, we believe that the hired agencies will continue to monitor the transaction while the notes are outstanding. The hired agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the hired agencies. As of the date of this prospectus, we are not aware of any unsolicited ratings on the notes. A rating is based on each rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors—Risks relating to the nature of the notes and the structure of the transaction—The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.”

Registration Under the Securities Act

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

SUMMARY OF RISK FACTORS

The notes are subject to certain risks that you should consider before making a decision to purchase any notes. This summary is included to provide an overview of the principal risks. It does not contain all of the information regarding the risks that you should consider in making your decision to purchase any notes. To understand these risks fully, you should read “Risk Factors” beginning on page [●].

Risks relating to the nature of the notes and the structure of the transaction

The notes are subject to risks relating to their nature as asset-backed securities and the structure of the transaction, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes.

•	Only the issuing entity’s assets will be available to make payments on the notes.

•	A liquidation of the issuing entity’s assets following an event of default may result in a loss or delay in payment on the notes.

•	Yield to maturity may be reduced by prepayments or slower than expected prepayments.

•	The absence of a secondary market for the notes could limit the ability to resell the notes.

•	The Class B notes are subject to a greater risk of loss and the share of losses among classes of notes may not be proportional.

•	Sufficient funds may not be available to pay each class of notes in full prior to the final scheduled maturity date, and such failure will not constitute an event of default until maturity.

•	Prepayments, potential losses and a change in the order of priority of principal payments may result from an event of default under the indenture.

•	The subordinate class of notes may not have the ability to direct the indenture trustee, exercise certain terminations rights or waive servicer replacement events until the more senior class of notes has been paid in full.

•	Book-entry form requires any noteholder’s rights to be exercised indirectly through a third-party and, if the notes are in book-entry form, this could result in indirect payments of principal and interest on the notes.

•	An adverse change in the initial ratings of the notes, or the issuance of unsolicited ratings on the notes, may affect resale prices.

•	The notes do not have a regular or predictable schedule of payments.
•	Retention of notes by the sponsor or an affiliate thereof and the unknown allocation between the Class A-2-A notes and Class A-2-B notes may reduce liquidity of the notes.

•	[The characteristics of the receivables sold to the issuing entity of the closing date may differ from the characteristics of the receivables provided in this prospectus.]

•	[Distribution of amounts in the pre-funding account may reduce returns on the notes.]

•	[Lack of availability of additional receivables during the revolving period could shorten the life of the notes.]

Risks relating to the characteristics, servicing and performance of the receivables

The notes are subject to risks relating to the characteristics, servicing and performance of the receivables, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes.

•	Global pandemics, such as COVID-19, could affect the performance of the receivables and result in delays or losses on the notes.

•	The servicer’s discretion over servicing may impact the performance of the notes.

•	The rate of depreciation of the financed vehicles could result in losses on the notes.

•	Adverse events in states with significant concentrations of obligors could have a more pronounced effect on the performance of the receivables.

•	Varying economic circumstances may adversely affect obligors and result in an inability to make timely payments on the receivables.

•	The issuing entity will not be identified as the secured party on the certificate of title related to a financed vehicle.

•	The servicer will maintain possession or control of the contracts and, as a result, the issuing entity could face competing interests in the receivables.

•	Interests of other persons in the receivables and financed vehicles could be superior to the issuing entity’s interest.

•	Extensions and deferrals of payments on receivables may increase the average life of the notes.

•	Prepayments on receivables may adversely affect the average life of and return on the notes.

•	Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables.

•	Excessive prepayments on higher contract rates may reduce the interest payments available for the notes.

Risks relating to the transaction parties

The notes are subject to risks relating to the various transaction parties, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes, including:

•	Adverse events with respect to Fifth Third Bank or its affiliates could result in servicing disruptions.

•	Bankruptcy filings by the seller or the depositor could result in a challenge to the bankruptcy remote structure of the transaction.

•	FDIC receivership of Fifth Third Bank could result in an “automatic stay” and delay the exercise of remedies.

•	A servicer default may result in additional costs, increased servicing fees or a diminution in servicing performance, including higher delinquencies and defaults.

•	Temporary commingling of funds by the servicer exposes the notes to a risk of loss.

•	The seller and servicer will be obligated to repurchase from the issuing entity under limited circumstances.

Risks relating to macroeconomic, regulatory and other external factors

The notes are subject to risks relating to the macroeconomic, regulatory and other external factors, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes, including:

•	Federal financial regulatory legislation could have an adverse effect on the servicer, the sponsor, the originator, the administrator, FTH LLC, the depositor and the issuing entity.

•	Failure to comply with consumer protection laws may result in losses.

•	Federal or state bankruptcy or debtor relief laws may impede collection efforts or alter the timing and amount of collections.

•	A deterioration of economic conditions could affect the ability of obligors to make payments on the receivables.

•	Market factors may reduce the value of used vehicles, which could result in losses on your notes.

•	The return on your notes could be reduced by shortfalls due to the application of the Servicemembers Civil Relief Act due to military action, terrorism or similar national concerns.

•	Climate related events may cause losses on your notes.

•	The notes may not be suitable investment for investors subject to EU Securitization Regulation or the UK Securitization Regulation.

[Risks relating to the issuance of a floating rate class of notes

The notes are subject to risks relating to uncertainty regarding floating rate notes, which could lead to shortfalls in payments or losses on your notes, adversely affect the market value of your notes and/or limit your ability to resell your notes, including:

•	The use of [insert applicable benchmark] in asset-backed securities transactions is relatively new, and there may be unanticipated problems in the use, calculation or performance of [insert applicable benchmark].

•	A negative [insert applicable floating rate benchmark] would reduce the rate of interest on the Class A-2-B notes.

•	[The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.]

•	[You may experience a loss on your notes as a result of payments due [to or] from the [swap][cap] counterparty under the interest rate [swap][cap] agreement.]

•	[The rating of [a third party credit enhancement provider] may affect the ratings of the notes.]

RISK FACTORS

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

RISKS RELATING TO THE NATURE OF THE NOTES AND THE STRUCTURE OF THE TRANSACTION

You must rely for repayment only upon the issuing entity’s assets, which may not be sufficient to make full payments on your notes.

Your notes are secured by the assets of the issuing entity. Your notes will represent an obligation of the issuing entity only and will not represent an obligation of Fifth Third Bancorp, Fifth Third Bank, the depositor or any of their other respective affiliates other than the issuing entity. Fifth Third Bank has limited obligations to repurchase receivables for the breach of certain representations and warranties regarding the characteristics of the receivables as described in this prospectus. Distributions on any class of notes will depend solely on the amount and timing of payments and other collections in respect of the related receivables and any credit enhancement for the notes. We cannot assure you that these amounts will be sufficient to make full and timely distributions on your notes. The notes and the receivables will not be insured or guaranteed, in whole or in part, by the United States or any governmental entity [or, by any provider of credit enhancement or cash flow enhancement]. If delinquencies and losses create shortfalls which exceed the available credit enhancement for your notes, you may experience delays in payments due to you and you could suffer a loss.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated.

If certain events of default under the indenture occur and the notes are accelerated, the indenture trustee will, at the direction of the holders of a majority of the outstanding principal amount of the notes, liquidate the assets of the issuing entity. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. In addition, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the outstanding principal balance of a class of notes to be paid before the related final scheduled payment date will involve the prepayment risks described above under “—Prepayments on the receivables may adversely affect the average life of and rate of return on your notes.”

Your yield to maturity may be reduced by prepayments or slower than expected prepayments.

The pre-tax yield to maturity is uncertain and will depend on a number of factors including the following:

•

The rate of return of principal is uncertain. The amount of payments of principal of your notes and the time when you receive those payments depends on the amount and times at which obligors make principal payments on the receivables. Those principal payments may be regularly scheduled payments or unscheduled payments resulting from prepayments or defaults on the receivables. For example, the servicer may engage in marketing practices or promotions, including refinancing, which may indirectly result in faster than expected payments on the receivables.

•

You may be unable to reinvest distributions in comparable investments. Asset-backed notes, like the notes, usually produce a faster return of principal to investors if market interest rates fall below the interest rates on the related receivables and produce a slower return of principal if market interest rates rise above the interest rates on the related receivables. As a result, you are likely to receive a greater amount of money on your notes to reinvest at a time when other investments generally are producing a lower yield than that on your notes, and are likely to receive a lesser amount of money on your notes when other investments generally are producing a higher yield than that on your notes. You will bear the risk that the timing and amount of payments on your notes will prevent you from attaining your desired yield.

•

An optional redemption of the notes will shorten the life of your investment, which may reduce your yield to maturity. If the receivables are sold upon exercise of a “clean-up call,” the issuing entity will redeem all notes then outstanding and you will receive the remaining principal amount of your notes plus accrued interest through the related payment date. Following payment to you of the remaining principal amount of your notes, plus accrued interest, your notes will no longer be outstanding and you will not receive the additional interest payments that you would have received had the notes remained outstanding. If you bought your notes at a premium, your yield to maturity will be lower than it would have been if the clean-up call had not been exercised.

The absence of a secondary market for the notes could limit your ability to resell your notes.

The notes will not be listed on any securities exchange. If you want to sell your notes you must locate a purchaser that is willing to purchase those notes. The underwriters intend to make a secondary market for the notes. The underwriters will do so by offering to buy the notes from investors that wish to sell. However, the underwriters will not be obligated to make offers to buy the notes and may stop making offers at any time. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity. There have been times in the past where there have been very few buyers of asset-backed securities, and there may be such times again in the future. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

Additionally, events in the domestic and global financial markets could affect the performance or market value of your notes and your ability to sell your notes in the secondary market. Recent and, in some cases, continuing events in such markets, including the COVID-19 outbreak generally, and the travel and trade restrictions related to the COVID-19 outbreak, have caused periods of reduced liquidity in the secondary market for asset-backed securities. These period of illiquidity may reoccur, and even worsen, and such illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes.

Because the Class B notes are subordinated to the Class A notes, payments on the Class B notes classes are more sensitive to losses on the receivables.

Certain classes of notes are subordinated to other classes of notes, and any notes having a later final scheduled payment date are more likely to suffer the consequences of delinquent payments and defaults on the receivables than the classes of notes having an earlier final scheduled payment date. See “—Your share of possible losses may not be proportional.”

If the notes are accelerated following an event of default under the indenture (other than as a result of the issuing entity’s breach of a representation, warranty or covenant), interest on the Class A notes will be paid ratably based on the amount of interest payable to each class of Class A notes and principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of the Class A-2 notes, the Class A-3 notes and the Class A-4 notes will receive principal payments ratably based on the aggregate outstanding principal amount of each remaining class of Class A notes. After interest on and principal of all of the Class A notes are paid in full, interest and principal payments will be made to the Class B noteholders.

If the notes are accelerated following an event of default under the indenture as a result of the issuing entity’s breach of a representation, warranty or covenant, interest on the Class A notes will be paid ratably based on the amount of interest payable to each class of Class A notes followed by interest on the Class B notes. Principal payments will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, principal will be paid ratably based on the aggregate outstanding principal amount of each remaining class of Class A notes to the Class A-2 notes, the Class A-3 notes and the Class A-4 notes until each such class is paid in full. Next, the Class B notes will receive principal payments until the Class B notes are paid in full. Therefore, if there are insufficient amounts available to pay all classes of notes the amounts they are owed on any payment date or following an acceleration of the notes, delays in payments or losses will be suffered by the most junior outstanding class or classes of notes even as payment is made in full to more senior classes of notes.

Your share of possible losses may not be proportional.

Principal payments on the notes generally will be made to the holders of the notes sequentially so that no principal will be paid on any class of notes until each class of notes with an earlier final scheduled payment date has been paid in full. As a result, a class of notes with a later maturity date may absorb more losses than a class of notes with an earlier maturity date.

The failure to make principal payments on any notes will generally not result in an event of default under the indenture until the applicable final scheduled payment date.

The amount of principal required to be paid on any class of notes prior to the applicable final scheduled payment date generally will be limited to amounts available for those purposes. Therefore, the failure to pay principal on any class of notes generally will not result in an event of default under the indenture until the applicable final scheduled payment date for that class of notes.

Prepayments, potential losses and a change in the order of priority of principal payments may result from an event of default under the indenture.

An event of default under the indenture may result in payments on your notes being accelerated. As a result:

•	you may suffer losses on your notes if the assets of the issuing entity are insufficient to pay the amounts owed on your notes; and

•	your notes may be repaid earlier than scheduled, which may require you to reinvest your principal at a lower rate of return.

You may suffer losses because you have limited control over the actions of the issuing entity and conflicts between the Class A noteholders and Class B noteholders may occur.

Under certain circumstances, a portion of the holders of the Class A notes will have the right to control the issuing entity’s actions. For example, if an event of default should occur and be continuing with respect to notes, the indenture trustee or holders of a majority in principal amount of the [“controlling class”] may declare the principal on those notes to be immediately due and payable. The [“controlling class”] of notes will be the Class A notes as long as they are outstanding, and after they have been paid in full, the Class B notes will become the [controlling class], so long as they are outstanding (excluding, in each case, notes held by the issuing entity, the depositor, FTH LLC, the servicer or any affiliate of any of the foregoing). Furthermore, following certain events of default relating to the failure to pay interest or principal when due and under certain circumstances, the consent of the holders of 66 2/3% of the aggregate outstanding amount of the [controlling class] will be required before the indenture trustee may sell the receivables of the issuing entity. The holders of the Class B notes will not have any right to participate in those determinations for so long as any Class A note is outstanding, and the Class B notes may be adversely affected by determinations made by the [controlling class]. Furthermore, the holders of a majority of the aggregate outstanding amount of the [controlling class], under certain circumstances, have the right to waive servicer replacement events and holders of 66 2/3% of the aggregate outstanding amount of the [controlling class] have the right to direct the indenture trustee to terminate the servicer as the servicer of the receivables, and such noteholder direction will be without consideration of the effect such waiver or termination would have on the holders of the Class B notes. The holders of the Class B notes will not have the ability to waive servicer replacement events or to remove the servicer until the Class A notes have been paid in full. In exercising any rights or remedies under the indenture, the holders of the [controlling class] may be expected to act solely in their own interests.

See “The Indenture—Rights Upon Event of Default”, “The Transaction Documents—Resignation, Removal or Replacement of the Servicer” and “—Waiver of Past Servicer Replacement Events.”

The Class A noteholders control removal of the servicer upon a default on its servicing obligations.

Generally, the holders of 66 2⁄3% of the issuing entity’s Class A notes (or the indenture trustee acting on their behalf) (excluding notes held by the issuing entity, FTH LLC, the depositor, the servicer or any affiliate of any of the foregoing) can remove the servicer if the servicer—

•	does not deliver to the indenture trustee the available funds for application to a required payment after a grace period after notice or discovery; or

•	defaults on a servicing obligation which materially and adversely affects the issuing entity or the noteholders after a grace period after notice.

The holders of a majority of the Class A notes (excluding notes held by the issuing entity, FTH LLC, the depositor, the servicer or affiliate of any of the foregoing) may waive a default by the servicer. The Class B noteholders do not have any rights to participate in such determinations for so long as any of the Class A notes are outstanding, and the Class B noteholders may be adversely affected by determinations made by the more senior classes.

See “The Transaction Documents—Servicer Replacement Events”, “—Resignation, Removal or Replacement of the Servicer” and “—Waiver of Past Servicer Replacement Events.”

If your notes are in book-entry form, your rights can only be exercised indirectly.

If your notes are initially issued in book-entry form, you will be required to hold your interest in your notes through DTC in the United States, or Clearstream Banking Luxembourg S.A. (“Clearstream”) or Euroclear Bank S.A./NV as operator of the Euroclear System in Europe or Asia (“Euroclear”). Transfers of interests in the notes within DTC, Clearstream or Euroclear must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption “The Notes—Definitive Notes” in this prospectus. Unless and until the notes cease to be held in book-entry form, the related transaction parties will not recognize you as a holder of the related notes except in the limited circumstances relating to an investor vote with respect to an asset representations review as described under “The Transaction Documents—Asset Representations Review,” a request that the originator repurchase any of the receivables as described under “The Transaction Documents—Dispute Resolution,” and a request to the depositor to communicate with other noteholders as described under “The Notes—Noteholder Communication.”

As a result, you will only be able to exercise your rights as a noteholder indirectly through DTC (if in the United States) and its participating organizations, or Clearstream and Euroclear (in Europe or Asia) and their participating organizations. Holding the notes in book-entry form could also limit your ability to pledge or transfer your notes to persons or entities that do not participate in DTC, Clearstream or Euroclear. In addition, having the notes in book-entry form may reduce their liquidity in the secondary market since certain potential investors may be unwilling to purchase notes for which they cannot obtain physical notes.

Interest and principal on the notes will be paid by the issuing entity to DTC as the record holder of those notes while they are held in book-entry form. DTC will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of payments from the issuing entity.

Book-entry system for the notes may decrease liquidity and delay payment.

Because transactions in the notes generally can be effected only through DTC, participants and indirect participants:

•

your ability to pledge your beneficial interest in notes to someone who does not participate in the DTC system, or to otherwise take action relating to your beneficial interest in notes, may be limited due to the lack of a physical note;

•

you may experience delays in your receipt of payments with respect to your beneficial interest in the notes because payments will be made by the indenture trustee to Cede, as nominee for DTC, rather than directly to you; and

•	you may experience delays in your receipt of payments with respect to your beneficial interest in the notes in the event of misapplication of payments by DTC, participants or indirect participants or bankruptcy or insolvency of those entities and your recourse will be limited to your remedies against those entities.

The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes.

Security ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on a class of notes will be paid on a timely basis and that a class of notes will be paid in full by its final scheduled payment date. There can be no assurance that the notes will perform as expected, and rating agencies do not guarantee their assessments. Ratings do not consider the extent to which the notes will be subject to prepayment or the principal of any class of notes will be paid prior to the final scheduled payment date for that class of notes, nor do the ratings consider the prices of the notes or their suitability to a particular investor. A rating agency may revise or withdraw the ratings at any time in its sole discretion, including as a result of a failure by the sponsor to comply with its obligation to post information provided to the hired agencies on a website that is accessible by a rating agency that is not a hired agency. The ratings of any notes may be lowered by a rating agency (including the hired agencies) following the initial issuance of the notes as a result of losses on the related receivables in excess of the levels contemplated by a rating agency at the time of its initial rating analysis. None of the depositor, the sponsor or any of their respective affiliates will have any obligation to replace or supplement any credit support, or to take any other action to maintain any ratings of the notes.

Accordingly, there is no assurance that the ratings assigned to any note on the date on which the note is originally issued will not be lowered or withdrawn by any rating agency at any time thereafter. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your notes may be adversely affected.

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the hired agencies. As of the date of this prospectus, the depositor was not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, FTH LLC, the depositor or any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the hired agencies, the liquidity or the market value of your notes may be adversely affected.

Potential rating agency conflict of interest may affect the market value of your notes.

It may be perceived that the hired agencies have a conflict of interest that may have affected the ratings assigned to the notes where, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by the rating agencies for their rating services. This potential conflict of interest may in turn have an adverse effect on the market value of your notes and your ability to resell your notes.

The notes may not be a suitable investment for you.

The notes are not a suitable investment for you if you require a regular or predictable schedule of payments or payment on any specific date. The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risks, the tax consequences of an investment in the notes and the interaction of these factors.

[Retention of some or all of one or more classes of notes by the depositor or an affiliate of the depositor may reduce the liquidity of the notes.]

[Some or all of one or more classes of notes may be retained by the depositor or an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes already in the market could be adversely affected. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.]

[Risks associated with unknown allocation of Class A-2 notes.]

[The allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes may not be known until the day of pricing[, although the principal amount of the Class A-2-B notes may not exceed [•]% of the aggregate principal amount of the Class A-2 notes]. Consequently, the allocation of the principal amount between the Class A-2-A notes and the Class A-2-B notes may result in any number of possible allocation scenarios, including a scenario in which the entire principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2-A notes and none of the principal amount is allocated to the floating rate Class A-2-B notes [and a scenario in which the entire principal amount of the Class A-2 notes is allocated to the floating rate Class A-2-B notes and none of the principal amount is allocated to the fixed rate Class A-2-A notes].

As the allocated principal amount of the floating rate Class A-2-B notes is increased (relative to the corresponding Class A-2-A fixed rate notes), there will be a greater amount of floating rate securities issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes. For more information on the risks associated with the issuance of floating rate notes, please see “—The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate hedge agreements and you may suffer losses on your notes if interest rates rise” below.

In addition, because the aggregate amount of Class A-2 notes is fixed as set forth on the cover of this prospectus, the division of the aggregate Class A-2 note principal amount between the Class A-2-A notes and the Class A-2-B notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[This prospectus provides information regarding the characteristics of the receivables in the statistical pool as of the statistical cut-off date, which may differ from the characteristics of the receivables as of the [initial] cut-off date that will be sold to the issuing entity on the closing date.

This prospectus describes the characteristics of the receivables only as of the statistical cut-off date. The receivables to be sold to the issuing entity on the closing date may have characteristics that differ somewhat from the characteristics of the receivables as of the statistical cut-off date described in this prospectus. The characteristics of the receivables as of the cut-off date are not expected to differ materially from the characteristics of the receivables as of the statistical cut-off date, and each automobile loan contract must satisfy the eligibility criteria described in “The Receivables Pool.” If you purchase a note, you must not assume that the characteristics of the receivables will be identical to the characteristics of the receivables as of the statistical cut-off date disclosed in this prospectus.]

[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account.]

[On one or more occasions following the closing date, the issuing entity may purchase receivables from the depositor, which, in turn, will acquire these receivables from FTH LLC, which, in turn, will acquire these receivables from Fifth Third Bank, with funds on deposit in the pre-funding account.

You will receive as a prepayment of principal any amounts remaining in the pre-funding account (excluding investment earnings) that have not been used to purchase receivables by the end of the funding period. See “The Transaction Documents—The Accounts—Pre-Funding Account” in this prospectus. This prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

[Lack of availability of additional receivables during the revolving period could shorten the average life of your notes.]

[During the revolving period, the issuing entity will not make payments of principal on the notes. Instead, the issuing entity will purchase additional receivables from the depositor. The purchase of additional receivables by the issuing entity will lengthen the average life of the notes compared to a transaction without a revolving period. However, an unexpectedly high rate of collections on the receivables during the revolving period, a significant decline in the number of receivables available for purchase or the inability of the depositor to acquire new receivables could affect the ability of the issuing entity to purchase additional receivables. If the issuing entity is unable to reinvest available funds by the end of the revolving period, then the average life of the notes may be less than anticipated.

A variety of unpredictable economic, social and other factors may influence the availability of additional receivables. You will bear all reinvestment risk resulting from a longer or shorter than anticipated average life of the notes.]

RISKS RELATING TO THE CHARACTERISTICS, SERVICING AND PERFORMANCE OF THE RECEIVABLES POOL

Adverse events related to the Coronavirus outbreak could have an adverse effect on the performance of the receivables and the related vehicles, which could result in delays in payments and/or losses on your notes.

Outbreaks of the Coronavirus Disease 2019 (“COVID-19”) have spread throughout the world, including to the United States. COVID-19 was declared to be a public health emergency of international concern by the World Health Organization, and the President of the United States made an emergency declaration under the Robert T. Stafford Disaster Relief and Emergency Assistance Act. A vast majority of state governments made emergency declarations related to COVID-19 and have attempted to slow community spread of the virus by providing social distancing guidelines, including issuing orders to suspend repossession activities, issuing stay-at-home orders and mandating the closure of certain non-essential businesses. The outbreak of COVID-19 has led, and may again lead, to periods of disruption in global financial markets and the economies of many nations and result in adverse impacts on the economy of the United States (which include a general curtailment of business activity, a significant increase in unemployment and supply chain disruptions) and the global economy in general.

The long-term impacts of social, economic and financial disruptions caused by COVID-19 are unknown. The United States economy experienced a recession as a result of COVID-19, and it is unclear if, or when, the economy will fully recover. Further, it is unclear whether or how many obligors have been or will be adversely affected by the outbreak and related efforts by the federal government and the state governments to slow the spread of COVID-19. As discussed under “—The return on your notes may be reduced due to varying economic circumstances and recent economic developments,” these occurrences could have a negative impact on the ability of obligors to make timely payments on the receivables.

Additionally, the continued spread of COVID-19, including in the event of continuing or additional waves of infections or new variants may ultimately result in periods of staffing problems in various industries and with third-party suppliers and businesses as portions of the workforce across the industry are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, facility closures, ineffective remote work arrangements or technology failures or limitations. Consequently, the ability of Fifth Third Bank, as servicer, or other transaction parties to perform their respective obligations under the transaction documents could be diminished by regulatory action related to COVID-19 and disruptions in the economy and financial markets. Further, federal, state or local governments could enact, and in some cases have enacted, laws, regulations, executive orders or other guidance that allow obligors to forgo making scheduled payments for some period of time or preclude creditors from exercising certain rights or taking certain actions with respect to the collateral, including repossession or liquidation of the financed vehicles. The ability of Fifth Third Bank, as servicer, to perform its obligations under the transaction documents could be diminished by disruptions in the economy and the financial markets due to COVID-19. The decreased servicing, manufacture, sale or distribution of financed vehicles could adversely affect the business of Fifth Third Bank as discussed under “—Adverse events with respect to Fifth Third Bank or its affiliates or third-

party providers to whom Fifth Third Bank outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes” below.

Furthermore, it is unclear how many obligors have been or will be adversely affected by the outbreak and whether related efforts by the Federal, state and local governments will be effective in mitigating the spread of COVID-19 throughout the nation. In response to the initial COVID-19 outbreak, the servicer modified its collections activities, including the temporarily suspension of involuntary repossession activities nationwide. The servicer has resumed repossession activity where permitted by state and local law but may elect to suspend such activity at any time in the future.

The servicer’s discretion over the servicing of the receivables may impact the amount and timing of funds available to make payments on the notes.

The servicer is obligated to service the receivables in accordance with its customary practices. The servicer has discretion in servicing the receivables including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures. In addition, the servicer’s customary practices may change from time to time and those changes could reduce collections on the receivables. The servicer also may offer obligors other programs, consistent with its customary practices, that permit extensions or deferrals of payments due on receivables following natural disasters in certain geographic areas or public health emergencies affecting a large group of obligors. Although the servicer’s customary practices at any time will apply to all receivables serviced by the servicer, without regard to whether a receivable has been sold to the issuing entity, the servicer is not obligated to maximize collections from receivables. Consequently, the manner in which the servicer exercises its servicing discretion or changes its customary practices could have an impact on the amount and timing of collections on the receivables, which may impact the amount and timing of funds available to make payments on the notes.

The rate of depreciation of the financed vehicles could exceed the amortization of the outstanding principal amount of the related receivables, which may result in losses.

There can be no assurance that the value of any financed vehicle will be greater than the outstanding principal amount of the related receivable. For example, new vehicles normally experience an immediate decline in value after purchase because they are no longer considered new. As a result, it is highly likely that the principal amount of a receivable will exceed the value of the related financed vehicle during the early years of a receivable’s term. The lack of any significant equity in their vehicles may make it more likely that those obligors will default in their payment obligations if their personal financial conditions change. Defaults during these earlier years are likely to result in losses because the proceeds from liquidating the related financed vehicle are less likely to pay the full amount of interest and principal owed on the related receivable. Further, the frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the related financed vehicle is less than the remaining principal balance of the receivable. Additionally, although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, loss severity tends to be greater with respect to receivables secured by new vehicles because of the higher rate of depreciation described above and the decline in used vehicle prices. Furthermore, specific makes, models and vehicle types may experience a higher rate of depreciation and a greater than anticipated decline in used vehicle prices under certain market conditions including, but not limited to, the discontinuation of a brand by a manufacturer or the termination of dealer franchises by a manufacturer.

The pricing of used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer tastes, economic factors (including the price of gasoline), the introduction and pricing of new vehicle models and other factors. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. Further, the insolvency of a manufacturer or a manufacturer recall may negatively affect used vehicle prices for vehicles manufactured by that company. An increase in the supply or a decrease in the demand for used vehicles may impact the resale value of the financed vehicles securing the receivables. Decreases in the value of those vehicles may, in turn, reduce the incentive of obligors to make payments on the receivables and decrease the proceeds realized by the issuing entity from repossessions of financed vehicles. Additionally, the COVID-19 pandemic and related economic and financial disruption have recently had an adverse effect on the supply and demand of both new and used vehicles. In any of the foregoing cases, the delinquency, repossession and credit loss figures, shown in the tables appearing under “The Receivables Pool” in this prospectus, might be a less reliable indicator of the rates of delinquencies, repossessions and losses that could occur on the receivables than would otherwise be the case.

The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.

The concentration of the receivables in specific geographic areas may increase the risk of loss. A deterioration in economic conditions in the states where obligors reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently affect the delinquency, default, loss and repossession experience of the issuing entity with respect to the receivables. As a result, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction can be made and no assurance can be given as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables. See “—Your yield to maturity may be reduced by prepayments or slower than expected prepayments” below.

As of the [statistical] cut-off date, the FTH LLC’s records indicate that the billing addresses of the obligors on the receivables in the pool were concentrated in the following states:

State	Percentage of Outstanding Aggregate Principal Balance
[●] [●] [●] [●]	[●]% [●]% [●]% [●]%

No other state accounts for more than 5.0% of the principal balance of the receivables as of the cut-off date. Economic factors such as unemployment, interest rates, the price of gasoline, the rate of inflation and consumer perceptions of the economy may affect the rate of prepayment and defaults on the receivables. Further, the effect of natural disasters, such as hurricanes and floods, and pandemics, such as COVID-19, on the performance of the receivables is unclear, but there may be a significant adverse effect on general economic conditions, consumer confidence and general market liquidity. Because of the concentration of the obligors in certain states, any adverse economic factors, natural disasters or pandemics in those states may have a greater effect on the performance of the notes than if the concentration did not exist.

[If 10% or more of the receivables are located in any one state, by billing addresses of the obligors, describe any economic or other factors specific to such state that may materially impact the receivables or cash flows pursuant to Item 1111(b)(14) of Regulation AB.]

Additionally, during periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. These periods may also be accompanied by decreased consumer demand for new and used automobiles, light-duty trucks, vans or other motor vehicles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default by an obligor. Significant increases in the inventory of used automobiles during periods of economic slowdown or recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. An improvement in economic conditions could result in prepayments by the obligors on their payment obligations under the receivables. Although there has been a recent recovery in the prices of used vehicles, such prices may continue to fluctuate in the future and could decline again. All of these factors could result in losses on your notes.

The return on your notes may be reduced due to varying economic circumstances.

A deterioration in economic conditions could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables. The economic conditions could deteriorate in connection with an economic recession or could be due to events such as rising oil prices, housing price declines, terrorist events, extreme weather conditions, governmental restrictions or an increase of an obligor’s payment obligations under other indebtedness incurred by the obligor. As a result, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction or assurance can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables.

The issuing entity’s security interest in the financed vehicles will not be noted on the certificates of title, which may cause losses on your notes.

Upon the origination of a receivable, the originator [or its predecessor in interest, as applicable,] takes a security interest in the financed vehicle by placing a lien on the title to the financed vehicle. In connection with each sale of receivables to the depositor, the originator will assign its security interests in the financed vehicles to FTH LLC, which will assign its security interests in the financed vehicles to the depositor, which will further assign its security interests in the financed vehicles to the issuing entity. Finally, the issuing entity will pledge its security interests in the financed vehicles as collateral for the notes. The lien certificates or certificates of title relating to the financed vehicles will not be amended or reissued to identify the issuing entity as the new secured party. In the absence of an amendment or reissuance, the issuing entity may not have a perfected security interest in the financed vehicles securing the receivables in some states. Fifth Third Bank is obligated to repurchase any receivable sold to the issuing entity which did not have a perfected security interest in the name of the originator in the financed vehicle.

Fifth Third Bank may be required to repurchase any receivable sold to the issuing entity as to which it failed to obtain or maintain a perfected security interest in the financed vehicle securing the receivable. All of these repurchases are limited to failures that affect the ability of the issuing entity to receive and retain payment in full on such receivable. If the issuing entity has failed to obtain or maintain a perfected security interest in a financed vehicle, its security interest would be subordinate to, among others, a bankruptcy trustee of the obligor, a subsequent purchaser of the financed vehicle or a holder of a perfected security interest in the financed vehicle or a bankruptcy trustee of such holder. If the issuing entity elects to attempt to repossess the related financed vehicle, it might not be able to realize any liquidation proceeds on the financed vehicle and, as a result, you may suffer a loss on your investment in the notes.

The issuing entity’s interest in the receivables could be defeated because the contracts will not be delivered to the issuing entity.

To the extent that contracts exist for any receivable, the servicer, in its capacity as custodian, will maintain possession of the original contracts in tangible form or “control” of the authoritative copies of the contracts in electronic form for each of the receivables and the original contracts will not be segregated or marked as belonging to the issuing entity. If the servicer sells or pledges and delivers original contracts for the receivables to another party in violation of its obligations under the agreements for the notes, this party could acquire an interest in the receivables having a priority over the issuing entity’s interest.

In addition, another person could acquire an interest in a receivable that is superior to the issuing entity’s interest in the receivable if the receivable is evidenced by an electronic contract and the servicer loses control over the authoritative copy of the contract and another party purchases the receivable evidenced by the contract without knowledge of the issuing entity’s interest. If the servicer loses control over the contract through fraud, forgery, negligence or error, or as a result of a computer virus or a hacker’s actions or otherwise, a person other than the issuing entity may be able to modify or duplicate the authoritative copy of the contract.

As a result of any of the above events, the issuing entity may not have a perfected security interest in certain receivables. The possibility that the issuing entity may not have a perfected security interest in the receivables may affect the issuing entity’s ability to repossess and sell the underlying financed vehicles. Therefore, you may be subject to delays in payment and may incur losses on your investment in the notes.

Furthermore, if the servicer becomes the subject of an insolvency proceeding, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, the attempt could result in losses or delays in payments to you or an acceleration of the repayment of the notes.

Interests of other persons in the receivables and financed vehicles could be superior to the issuing entity’s interest, which may result in reduced payments on your notes.

If another person acquires an interest in a receivable that is superior to the issuing entity’s interest in the receivable, the proceeds of that receivable may not be available to make payments on the notes. The issuing entity could lose the priority of its security interest in a financed vehicle due to, among other things, liens for repairs or storage of a financed vehicle or for unpaid taxes of an obligor. Generally, no action will be taken to perfect the rights of the issuing entity in proceeds of any insurance policies covering individual financed vehicles or obligors. Therefore, the rights of a third party with an interest in the proceeds could prevail against the rights of the issuing entity prior to the time the proceeds are deposited by the servicer into the collection account. See “Material Legal Aspects of the Receivables—Security Interests in the Financed Vehicles.”

Furthermore, a creditor of a dealer that originated a receivable in electronic form may have an interest in that receivable that is prior to the interest of the issuing entity if the methods by which the authoritative copy of that electronic contract was assigned to the originator and by which the servicer maintains control over such authoritative copy are not sufficient under the applicable provisions of the UCC to perfect the assignment of such electronic contract to the originator.

In addition, after the transfer of receivables to the issuing entity, the servicer will retain possession of the paper contracts on behalf of the issuing entity and the servicer will maintain control over the authoritative copies of the electronic contracts on behalf of the issuing entity. A purchaser of the receivables who gives new value and is able to take possession of the paper contracts and/or obtain control over the electronic contracts in the ordinary course of its business will have priority over the issuing entity’s interest in the receivables if that purchaser acted in good faith without knowledge that the purchase of the receivables violated the rights of a third party. A purchaser could obtain possession of the paper contracts or control over the electronic contracts through the fraud, forgery, negligence or error of other parties.

None of the servicer, the sponsor, the originator, FTH LLC, the depositor or their affiliates will have any obligation to purchase or repurchase, as applicable, a receivable if these liens result in the loss of the priority of the security interest in the financed vehicle after the issuance of notes by the issuing entity.

Extensions and deferrals of payments on receivables could increase the average life of the notes.

In some circumstances, the servicer may permit an extension on payments due on receivables on a case-by-case basis. In addition, the servicer may from time to time offer obligors an opportunity to defer payments. As part of the servicer’s global health crisis relief program designed to provide assistance to customers who have been impacted by COVID-19, the servicer offered extensions for certain obligors.

Any of these extensions or deferrals may extend the maturity of the receivables and increase the weighted average life of the notes. The weighted average life and yield on your notes may be adversely affected by extensions and deferrals on the receivables. However, the servicer will be required to purchase a receivable from the issuing entity if it extends the term of the receivable beyond the final scheduled payment date of the latest maturing class of notes.

Prepayments on the receivables may adversely affect the average life of and rate of return on your notes.

Faster than expected prepayments on the receivables will cause the issuing entity to make payments on the notes earlier than expected. You may not be able to reinvest the principal repaid to you at a rate of return that is equal to or greater than the rate of return on your notes. We cannot predict the effect of prepayments on the average life of your notes.

All the receivables by their terms may be prepaid at any time. Prepayments include:

•	prepayments in whole or in part by the obligor;

•	liquidations due to default;

•	partial payments with proceeds from physical damage, credit life and disability insurance policies;

•	required purchases of receivables by the servicer or repurchases of receivables by the originator for specified breaches of its representations or covenants; and

•	an optional repurchase of the issuing entity’s receivables as described under “The Transaction Documents—Optional Redemption.”

A variety of economic, social and other factors will influence the rate of optional prepayments on the receivables and defaults, including the recent COVID-19 outbreak.

The final payment of each class of notes is expected to occur prior to its final scheduled payment date because of the prepayment and purchase considerations set forth above. If sufficient funds are not available to pay any class of notes in full on its final payment date, an event of default will occur and final payment of such class of notes will occur later than such date.

For more information regarding the timing of repayments of the notes, see “Maturity and Prepayment Considerations.”

Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables.

Information regarding credit scores for the obligors obtained at the time of acquisition from the originating dealer of their contracts is presented in “The Receivables Pool” in this prospectus. A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Further, the credit score models were built prior to the global outbreak of COVID-19, and consequently were not designed to take into account the social, economic and financial disruptions caused by the pandemic. None of the depositor, FTH LLC, the sponsor nor any other party makes any representations or warranties as to any obligor’s current credit score or actual performance of any motor vehicle receivable or that a particular credit score should be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms.

Additionally, historical loss and delinquency information set forth in this prospectus under “The Receivables Pool” was affected by several variables, including general economic conditions and market interest rates, that are expected to differ in the immediate future and are likely to differ in the longer term future. Therefore, there can be no assurance that the net loss experience calculated and presented in this prospectus with respect to Fifth Third Bank’s managed portfolio of contracts will reflect actual experience with respect to the receivables in the receivables pool. There can be no assurance that the future delinquency or loss experience of the servicer with respect to the receivables will be better or worse than that set forth in this prospectus with respect to Fifth Third Bank’s managed portfolio. Unlike the servicer’s relief options offered for natural disasters, the COVID-19 outbreak is impacting obligors nationwide and is expected to have a materially more significant impact on portfolio performance (including the performance of the receivables pool) than even the most severe historical natural disasters during the years reflected in the historical loss and delinquency information set forth in this prospectus.

[You may suffer losses due to receivables with low contract rates.

The receivables pool may include receivables that have contract rates that are less than the interest rates on your notes. Interest paid on the higher contract rate receivables compensates for the lower contract rate receivables and to the extent such interest causes there to be excess interest during any collection period that excess interest may be paid by the issuing entity as principal on your notes and additional overcollateralization may be created. Excessive prepayments on the higher contract rate receivables may adversely impact your notes by reducing the interest payments available.]

RISKS RELATING TO THE TRANSACTION PARTIES

Adverse events with respect to Fifth Third Bank or its affiliates or third-party providers to whom Fifth Third Bank outsources its activities could affect the timing of payments on your notes or have other adverse effects on your notes.

Adverse events with respect to Fifth Third Bank or any of its affiliates or a third-party provider to whom Fifth Third Bank or its affiliates outsource their activities could result in servicing disruptions or reduce the market value of your notes. In the event of a termination and replacement of Fifth Third Bank, as the servicer, there may be some disruption of the collection activity with respect to loans and therefore delinquencies and credit losses could increase. Further, servicing disruptions could result from unanticipated events beyond Fifth Third Banks’s control, such as natural disasters, power outages, civil unrest, political instability (such as increased tensions between Ukraine and Russia), public health emergencies (including epidemics and pandemics) and economic disruptions, particularly to the extent such events affected Fifth Third Bank’s business or operations. For example, if the originator or the servicer becomes unable to repurchase the receivables which do not comply with representations and warranties about the receivables made by the originator in the receivables sale agreement (for example, representations relating to the compliance of the receivables with applicable laws), then investors could suffer losses. In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value of the related asset-backed securities.

Further, Fifth Third Bank relies upon its ability to sell securities in the asset backed securities market and upon its ability to access various credit facilities to fund its operations. As discussed under “—Adverse events related to the Coronavirus outbreak could have an adverse effect on the performance of the receivables and the related vehicles, which could result in delays in payments and/or losses on your notes,” the global credit and financial markets have recently experienced, and may continue to experience, significant disruption and volatility. Recent government and regulatory actions may not be successful in mitigating the adverse economic effects of COVID-19. Sustained adverse economic effects from the pandemic may also result in downgrades in the credit ratings of the sponsor or adversely affect the interest rate environment. Fifth Third Bank cannot predict how the COVID-19 outbreak and the legal and regulatory responses to the COVID-19 outbreak and related economic disruptions will affect its businesses, including its liquidity or ability to access the capital markets. If Fifth Third Bank’s access to funding is reduced or if Fifth Third Bank’s costs to obtain such funding significantly increase, Fifth Third Bank’s business, financial condition and results of operations could be materially and adversely affected, which could adversely affect Fifth Third Bank’s ability to perform its obligations under the transaction documents and the liquidity and market value of your notes.

A FTH LLC or depositor bankruptcy could delay or limit payments to you.

Following a bankruptcy or insolvency of FTH LLC or the depositor, a court could conclude that the receivables are owned by FTH LLC or the depositor, instead of the issuing entity. This conclusion could be either because the court concluded that any transfer of the receivables was not a true sale or because the court concluded that the depositor or the issuing entity should be treated as the same entity as FTH LLC or the depositor for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you or you may not ultimately receive all amounts due to you as a result of:

•

the automatic stay, which prevents a secured creditor from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the United States Bankruptcy Code that permit substitution of collateral in limited circumstances;

•

tax or government liens on FTH LLC’s or the depositor’s property (that arose prior to the transfer of the receivables to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes; or

•

the fact that the issuing entity and the indenture trustee may not have a perfected security interest in any cash collections of the receivables held by the servicer at the time that a bankruptcy proceeding begins.

For a discussion of how a bankruptcy proceeding of FTH LLC or the depositor may affect the issuing entity and the notes, you should refer to “Material Legal Aspects of the Receivables—Certain Matters Relating to Bankruptcy” in this prospectus.

FDIC receivership or conservatorship of Fifth Third Bank could result in delays in payments or losses on your notes.

Fifth Third Bank is a national banking association and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). If Fifth Third Bank were to become insolvent or were to violate applicable regulations, or if other similar circumstances were to occur, the FDIC could be appointed receiver or conservator of Fifth Third Bank. As receiver or conservator, the FDIC would have various powers under the Federal Deposit Insurance Act, including the repudiation and automatic stay powers described under “Material Legal Aspects of the Receivables—Certain Matters Relating to Insolvency” in this prospectus. To limit the FDIC’s potential use of any of these powers, Fifth Third Bank has structured this transaction to take advantage of a special regulatory safe harbor that the FDIC has created, entitled “Treatment of financial assets transferred in connection with a securitization or participation.” This FDIC regulatory safe harbor, which we refer to as the “FDIC Rule,” contains four separate safe harbors for transactions; in this prospectus, we describe the safe harbors applicable to securitizations that do not qualify for sale accounting treatment and securitizations that do satisfy the requirements for sale accounting treatment. See “Material Legal Aspects of the Receivables—FDIC Rule.” [In this transaction, the certificates initially will be held by the depositor or an affiliate of the depositor.] The FDIC Rule limits the rights of the FDIC, as conservator or receiver, to delay or prevent payments to noteholders in securitization transactions. If the depositor were to sell all or nearly all of the certificates, then the sponsor would record the transfer of receivables as a sale under generally accepted accounting principles at the time of such sale. Consequently, we also describe the safe harbor applicable to securitizations that qualify for sale accounting treatment in this prospectus. For a description of the FDIC Rule’s requirements and effects, including the uncertainty regarding its application and interpretation, see “Material Legal Aspects of the Receivables—FDIC Rule.”

If the FDIC were to successfully assert that this transaction does not comply with the FDIC Rule and that the transfer of receivables under the receivables sale agreement was not a legal true sale, then FTH LLC would be treated as having made a loan to Fifth Third Bank, secured by the transferred receivables. If the FDIC repudiated that loan, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages,” as discussed under “Material Legal Aspects of the Receivables—Certain Matters Relating to Insolvency.”

If the FDIC were appointed as conservator or receiver for Fifth Third Bank, the FDIC could:

•	require the issuing entity, as assignee of the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against Fifth Third Bank; or

•	repudiate without compensation Fifth Third Bank’s ongoing servicing obligations under the servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	argue that the automatic stay prevents the indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to 90 days.

If the FDIC, as conservator or receiver for Fifth Third Bank, were to take any of the actions described above, payments and/or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced. See “Material Legal Aspects of the Receivables—Certain Matters Relating to Insolvency.”

Additionally, Fifth Third Bank’s accounting treatment of the transfer of receivables may also affect whether the issuing entity would be a covered subsidiary of Fifth Third Bancorp under the Orderly Liquidation Authority created pursuant to the Dodd-Frank Act and thus potentially subject to an FDIC receivership under that statute in addition to potentially being a debtor in a case under the Bankruptcy Code. See “—Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the originator, the administrator,

FTH LLC, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes” above and “Material Legal Aspects of the Receivables—Certain Matters Relating to Insolvency.”

Risk of loss or delay in payment may result from delays in the transfer of servicing due to the servicing fee structure and upon the occurrence of a servicer replacement event and termination of the servicer.

Upon the occurrence of a servicer replacement event, the indenture trustee will, at the direction of holders of notes evidencing not less than a majority of the outstanding principal amount of the notes, terminate the servicer. In addition, the holders of notes evidencing not less than a majority of the outstanding principal amount of the notes have the ability to waive any servicer replacement event.

In addition, during the pendency of any servicing transfer or for some time thereafter, obligors may delay making their monthly payments or may inadvertently continue making payments to the predecessor servicer, potentially resulting in delays in payments on the notes. Delays in payments on the notes and possible reductions in the amount of such payments could occur with respect to any cash collections held by the servicer at the time that the servicer becomes the subject of a bankruptcy or similar proceeding.

Because the servicing fee is structured as a percentage of the net pool balance of the receivables, the amount of the servicing fee payable to the servicer may be considered insufficient by potential replacement servicers if servicing is required to be transferred at a time when much of the net pool balance of the receivables has been repaid. Due to the reduction in servicing fee as described in the foregoing, it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer under such circumstances may result in delays and/or reductions in the interest and principal payments on your notes.

The servicer’s commingling of funds with its own funds could result in a loss.

To the extent specified and subject to the satisfaction of certain conditions set forth in “The Transaction Documents—The Accounts—The Collection Account,” the servicer may be able to commingle funds, such as collections from the loans and proceeds from the disposition of any repossessed financed vehicles, with its own funds for up to two business days following receipt thereof. Commingled funds may be used or invested by the servicer at its own risk and for its own benefit. If the servicer were unable to remit those funds or the servicer were to become a debtor under any insolvency laws, delays or reductions in distributions to you may occur.

The sponsor, FTH LLC, the servicer and the depositor have limited obligations to the issuing entity and will not make payments on the notes.

The sponsor, FTH LLC, the servicer, the depositor and their affiliates, other than the issuing entity, are not obligated to make any payments to you on your notes. The sponsor, FTH LLC, the servicer, the depositor and their affiliates do not guarantee payments on the receivables or your notes. However, the originator will make representations and warranties about the characteristics of the receivables. Furthermore, the originator and the servicer will enter into covenants with respect to the receivables.

If a representation or warranty made by the originator with respect to a receivable is untrue, then the originator may be required to repurchase that receivable. If the originator fails to repurchase that receivable, you might experience delays and/or reductions in payments on your notes. In addition, if the servicer breaches certain covenants with respect to a receivable, then the servicer may be required to purchase the receivable. If the servicer fails to purchase the receivable, you might experience delays and/or reductions in payments on your notes. However, absent a breach of an eligibility representation or warranty or a breach of a specific servicing covenant (but, in each case, only if such breach is not cured and materially and adversely affects the interests of the issuing entity or noteholders), Fifth Third Bank will have no obligation to repurchase receivables for which the related obligor was adversely affected by the outbreak of COVID-19 (including receivables extended or modified after the cut-off date in accordance with the transaction documents).

See “The Transaction Documents—Sale and Assignment of Receivables and Related Security Interests—Representations and Warranties of the Originator” and “The Servicer.”

RISKS RELATING TO MACROECONOMIC, REGULATORY AND OTHER EXTERNAL FACTORS

Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the originator, the administrator, FTH LLC, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) became effective on July 22, 2010. The Dodd-Frank Act is extensive and significant legislation that, among other things:

•

created a framework for the liquidation of certain bank holding companies and other nonbank financial companies, determined to be “covered financial companies,” in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the liquidation of certain of their respective subsidiaries, defined as “covered subsidiaries,” in the event such a subsidiary is also determined to be a “covered financial company” because it is, among other things, in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States;

•	created a new framework for the regulation of over-the-counter derivatives activities;

•	expanded the regulatory oversight of securities and capital markets activities by the SEC; and

•

created the Consumer Financial Protection Bureau (“CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of certain non-banks and large banks and their affiliates for purposes of assessing compliance with the requirements of consumer financial laws.

The CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization vehicles. On December 13, 2021, in an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by a securitization trust by holding that the trust is a “covered person” under the Dodd-Frank Act because it engages in the servicing of loans, even if through servicers and subservicers. CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.). While the court did not decide whether the trust could be held liable for the conduct of the servicer at this stage of the case, the CFPB may now make that argument; the case remains pending. On February 11, 2022, the district court granted the defendant’s motion for an interlocutory appeal and stayed the case pending the decision of the appellate court on two questions including whether the trusts are “covered persons” subject to the CFPB’s enforcement authority. The Third Circuit Court of Appeals subsequently granted the defendant trust’s petition for an interlocutory appeal. Depending upon the outcome of the appeal, the CFPB may rely on this decision as precedent in investigating and bringing enforcement actions against other trusts, including the issuing entity, in the future.

The CFPB also issued a Compliance Bulletin stating its position that automobile loan holders and servicers are responsible for ensuring that their repossession-related practices, and the practices of their service providers, do not violate the law, and the CFPB also described its intention to hold loan holders and servicers liable for unfair, deceptive, or abusive acts or practices related to the repossession of automobiles. It is possible that the CFPB may bring enforcement actions against securitization trusts holding automobile loans, such as the issuing entity, and servicers in the future.

In addition, the Federal Trade Commission (“FTC”) and state attorneys general have recently increased their scrutiny of motor vehicle dealers and auto lending, particularly with respect to antidiscrimination and deception concerns related to the prices of and fees charged in connection with automobile financing, including add-on products such as GAP insurance and extended warranties. Also, on June 23, 2022 the FTC issued a proposed rule that would (i) prohibit motor vehicle dealers from making certain misrepresentations in the course of selling, leasing, or arranging financing for motor vehicles, (ii) require accurate pricing disclosures in dealers’ advertising and sales discussions, (iii) require dealers to obtain consumers’ express, informed consent for charges, (iv) prohibit the sale of any add-on product or service that confers no benefit to the consumer, and (v) require dealers to keep records of advertisements and customer transactions. At this stage, it is unknown whether a final rule will be issued, the exact requirements of any final rule if issued or if any final rule would have a broader potential impact on auto lending practices.

The Dodd-Frank Act also increased the regulation of the securitization markets. For example, it gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB or other government entities, as applicable, has imposed costs on, created operational constraints for, and placed limits on pricing with respect to banks such as Fifth Third Bank. The ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time. No assurance can be given that requirements imposed by the Dodd-Frank Act will not have a significant impact on the servicing of the receivables, and on the regulation and supervision of the servicer, the sponsor, the originator, the administrator, FTH LLC, the depositor, the issuing entity and/or their respective affiliates. Furthermore, on May 24, 2018, President Trump signed into law The Economic Growth, Regulatory Relief and Consumer Protection Act, which repeals or modifies certain provisions of the Dodd-Frank Act.

In addition, no assurances can be given that the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” determined to be “covered financial companies” would not apply to Fifth Third Bancorp or its nonbank affiliates, the issuing entity, FTH LLC or the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of receivables pursuant to the transaction documents as further described under “Material Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Framework” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.

In October 2020, the CFPB issued a final rule governing the activities of third-party debt collectors, which became effective on November 30, 2021. While the final rule did not address first-party debt collectors, the CFPB has previously indicated that it would address this activity in a later rule. It is unclear what effect, if any, this final rule or subsequent changes would have on the receivables or the servicer’s practices, procedures and other servicing activities relating to the receivables in ways that could reduce the associated recoveries.

Certain state and federal legislation implemented in response to the COVID-19 outbreak, including the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the Consolidated Appropriations Act of 2021 and the American Rescue Plan Act of 2021, have provided funding for economic stimulus programs to various individuals. For example, Congress passed the American Rescue Plan Act of 2021, which extended unemployment benefits through September 6, 2021 (though some states discontinued the additional federal unemployment benefits ahead of this date), provided stimulus checks to certain individuals and families up to $1,400 per adult and eligible dependent, made the Paycheck Protection Program more accessible to businesses and nonprofits, added additional funding of $7.25 billion to the Paycheck Protection Program and provided additional relief to state and local communities.

Such economic relief programs have included unemployment compensation benefits, deferral of payroll tax collections and cash benefits. The Sponsor cannot predict the impact of the failure by Congress to renew or initiate other relief measures in the future. In addition, it is not known how many obligors may have been or are currently receiving any such additional unemployment benefits, or what the effect of any future reduction of such benefits may be on the ability of the obligors to meet their payment obligations under their contracts and, consequently, what impact such benefits have had on recent historical loss and delinquency information and static pool experience or what impact such benefits (or the discontinuation thereof) may have on the loss and delinquency performance of the receivables in the receivables pool.

Failure to comply with consumer protection laws may result in losses on your investment.

Federal and state consumer protection laws regulate the creation, collection and enforcement of consumer contracts such as the receivables. These laws impose specific statutory liabilities upon creditors who fail to comply with the provisions of these laws. Although the liability of the issuing entity to the obligor for violations of applicable federal and state consumer laws may be limited, these laws may make an assignee of a receivable, such as the issuing entity, liable to the obligor for any violation by the lender. In some cases, this liability could affect an assignee’s ability to enforce its rights related to secured loans such as the receivables. The originator is obligated to repurchase from the issuing entity any receivable that fails to comply with federal and state consumer protection laws. To the extent that the originator fails to make such a repurchase, or to the extent that a court holds the issuing entity liable for violating consumer protection laws regardless of such a repurchase, a failure to comply with consumer protection laws could result in required payments by the issuing entity. For a discussion of federal and state consumer protection laws which may affect the receivables, you should refer to “Material Legal Aspects of the Receivables—Consumer Protection Law” in this prospectus.

[A regulatory interpretation of the Military Lending Act (the “MLA”) issued by the Department of Defense (the “DoD”) in December 2017 indicated that retail installment sale contracts that include credit-related ancillary products (guaranteed asset protection (GAP), credit life, and similar credit products) may need to comply with the requirements of the MLA. Regulations implementing the MLA limit the military annual percentage rate, adjust arbitration rules and require additional disclosures. Failure to comply with these requirements could render the related receivables void and/or subject the issuing entity to liability. Financial services industry groups are continuing to seek further clarification from the DoD on the interpretations of the MLA.

Each of the depositor and originator will make representations and warranties relating to the receivables’ compliance with law and the enforceability of the related contracts. If this interpretation with respect to the MLA is ultimately unchanged and if any of these laws or other federal or state consumer protection laws applicable to consumer loans such as the receivables have not been complied with, it could result in an obligation of the depositor and the originator to repurchase such receivables, thereby shortening the weighted average life of your notes, or may materially affect collection on such receivables and, in either event, you may experience delays in payments or losses on your notes. For a description of the impact of repurchases on the weighted average life of the notes, see “Weighted Average Life of the Notes” in this prospectus. For a discussion of federal and state consumer protection laws which may affect the receivables, you should refer to “Material Legal Aspects of the Receivables—Consumer Protection Law” in this prospectus.]

Federal or state bankruptcy or debtor relief laws as they affect obligors may impede collection efforts or alter the timing and amount of collections, which may result in acceleration of or reduction in payment on your notes.

If an obligor sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the obligor’s obligations to repay amounts due on its receivable. As a result, that receivable would be written off as uncollectible. It is possible that a higher percentage of obligors will seek protection under bankruptcy or debtor relief laws as a result of financial and economic disruptions related to the outbreak of COVID-19 than is reflected in Fifth Third Bank’s historical experience. See “—Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables.” You could suffer a loss if no funds are available from credit enhancement or other sources allocated to the notes are insufficient to cover the applicable default amount.

The return on your notes may be reduced due to varying economic circumstances and recent economic developments.

The United States experienced a recession, which may adversely affect the performance of the receivables and market value of your notes. See “—Adverse events related to the Coronavirus outbreak could have an adverse effect on the performance of the receivables and the related vehicles, which could result in delays in payments and/or losses on your notes.” A deterioration in economic conditions and certain economic factors, such as unemployment, interest rates, the price of gasoline, high energy prices, inflation rates, lack of available credit and consumer perceptions of the economy could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables. Delinquencies and losses on automobile loans generally may increase if the Servicer experiences an increase in requests for extensions or obligors fail to make payments as a result of new or continuing outbreaks of COVID-19. The Servicer has previously modified collections and repossession activity and may elect to do so again in the future. A reduction in the repossession rate in response to COVID-19 and the general limited availability of used car auctions and other markets for the sale of repossessed vehicles has resulted in delayed and decreased recoveries for non-performing auto loans across the industry. If a vehicle is repossessed while the auction market is not fully functioning, it is likely that the sale proceeds for such vehicle will be lower than expected. As a result, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated.

No prediction or assurance can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, losses and prepayments of the receivables.

The return on your notes could be reduced by shortfalls due to application of the Servicemembers Civil Relief Act.

The Servicemembers Civil Relief Act (“Relief Act”) and similar state legislation may limit the interest payable on a receivable during an obligor’s period of active military duty and a period of time after active duty. This legislation could adversely affect the ability of the servicer to collect full amounts of interest on a receivable as well as to foreclose on an affected receivable during and, in certain circumstances, after the obligor’s period of active military duty. This legislation may thus result in delays and losses in payments to noteholders. See “Material Legal Aspects of the Receivables—Servicemembers Civil Relief Act” in this prospectus.

Climate related events and climate change risks may cause losses on your notes.

The effects of climate change and the ongoing efforts to mitigate its impact, including through climate change-related legislation and regulation, may have a negative effect on the issuing entity.

Significant physical effects of climate change, such as extreme weather and natural disasters, may affect the obligors of the receivables. For example, obligors living in areas affected by extreme weather and natural disasters may suffer financial harm, reducing their ability to make timely payments on their receivables. The auto dealerships and physical auctions that facilitate the disposition of the financed vehicles after repossession are also subject to disruption as a result of extreme weather and natural disasters, which could result in an inability to sell repossessed vehicles or a temporary or permanent decline in the market value of those vehicles. In addition, extreme weather and natural disasters may have industry- or economy-wide effects due to the interdependence of market actors. If such extreme weather or a natural disaster were to occur in a geographic region in which a large number of obligors are located, these risks would be exacerbated. See “—The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.”

Changes to laws or regulations enacted to address the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) could have an adverse impact on the servicer, the sponsor, the depositor, the issuing entity or the resale value of the financed vehicles and could adversely affect the timing and amount of payments on your notes.

Any of those effects or their confluence could adversely affect the performance of the receivables or the market value of the vehicles securing the receivables, which could result in losses or affect the timing of payments on your notes.

The notes may not be a suitable investment for investors subject to the EU Securitization Regulation or UK Securitization Regulation.

None of FTH LLC, the sponsor, the depositor, the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the notes in a manner that would satisfy the requirements of the EU Securitization Regulation or the UK Securitization Regulation.

In addition, no such person undertakes to take any other action or refrain from taking any action prescribed or contemplated in, or for purposes of, or in connection with, compliance by any investor with any applicable requirement of, the European Securitization Regulation or the UK Securitization Regulation. The arrangements described under “Credit Risk Retention” have not been structured with the objective of ensuring compliance with the requirements of the European Securitization Regulation or the UK Securitization Regulation by any person.

Consequently, the notes may not be a suitable investment for investors who are subject to the European Securitization Regulation or the UK Securitization Regulation. As a result, the price and liquidity of the notes in the secondary market may be adversely affected. Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and compliance with the European Securitization Regulation or the UK Securitization Regulation, as

applicable. For more information regarding the European Securitization Regulation and the UK Securitization Regulation, see “Legal Investment––Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates” in this prospectus.

[RISKS RELATING TO THE ISSUANCE OF A FLOATING RATE CLASS OF NOTES

[insert applicable floating rate benchmark] is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.

[[insert applicable floating rate benchmark] is a relatively new interest rate index and may not become widely established in the market or could eventually be eliminated. Further, the way that [insert applicable floating rate benchmark], including any market accepted adjustments to [insert applicable floating rate benchmark], are determined may change over time.

The composition and characteristics of [insert applicable floating rate benchmark] are not the same as those of London interbank offered rate (“LIBOR”) and other floating interest benchmark rates. [insert description of differences between benchmark rate and LIBOR]. As a result, there can be no assurance that [insert applicable floating rate benchmark] will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

Very limited market precedent exists for securities that use [insert applicable floating rate benchmark] as the interest rate [and the method for calculating an interest rate based upon [insert applicable floating rate benchmark] in those precedents varies]. Similarly, if [insert applicable floating rate benchmark] does not become widely adopted for securities like the Class A-2-B notes, the trading prices of the Class A-2-B notes may be lower than those of securities like the Class A-2-B notes linked to indices that are more widely used. Investors in the Class A-2-B notes may not be able to sell the Class A-2-B notes at all or may not be able to sell the Class A-2-B notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.]

A decrease in [insert applicable floating rate benchmark], including a negative [insert applicable floating rate benchmark] would reduce the rate of interest on the Class A-2-B notes.

The interest rate to be borne by the Class A-2-B notes is based on a spread over the [insert applicable floating rate benchmark], which is based on [insert applicable floating rate benchmark] or, if the administrator determines prior to the relevant reference time that a benchmark transition event and its related benchmark replacement event have occurred, upon the applicable benchmark replacement.

Changes in [insert applicable floating rate benchmark] or such benchmark replacement will affect the rate at which the Class A-2-B notes accrue interest and the amount of interest payments on the Class A-2-B notes. Any decrease in the [insert applicable floating rate benchmark] or such benchmark replacement will lead to a decrease in the Class A-2-B notes interest rate. To the extent that the [insert applicable floating rate benchmark] decreases below 0.00% for any interest period, the rate at which the Class A-2-B notes accrue interest for such interest period will be reduced by the amount by which the [insert applicable floating rate benchmark] is negative; provided that the interest rate on the Class A-2-B notes for any interest period will not be less than 0.00%. A negative [insert applicable floating rate benchmark] could result in the interest rate applied to the Class A-2-B notes decreasing to 0.00% for the related interest period.

The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.

The receivables sold to the issuing entity on the closing date will bear interest at a fixed rate, while the floating rate notes, if any, will bear interest at a floating rate, initially, based on [insert applicable floating rate benchmark] plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the interest rate payable on the Class A-2-B notes increases due to an increase in [insert applicable floating rate benchmark] to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make such payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificate, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes.

Risks associated with a replacement of [insert applicable floating rate benchmark].

If an alternative method or index is designated in place of [insert applicable floating rate benchmark] for the Class [•] notes, which have an interest rate that currently adjusts based on [insert applicable floating rate benchmark], the U.S. federal income tax consequences of such a replacement are uncertain. If such a replacement constituted a “significate modification” of the Class [•] notes under Treasury Regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of the Class [•] notes and the realization of gain or loss, as well as other corollary tax consequences.

[You may experience a loss on your notes as a result of payments due [to or] from the [swap][cap] counterparty under the interest rate [swap][cap] agreement.]

[The issuing entity will enter into an interest rate [swap][cap] agreement because the receivables owned by the issuing entity bear interest at fixed rates while the Class [___] notes will bear interest at a floating rate. The issuing entity will use payments made by the [swap][cap] counterparty as an additional source of funds to make payments on each payment date in accordance with the payment waterfall.

During those periods in which the floating rate payable by the counterparty is substantially greater than the fixed rate payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the counterparty in order to make payments on the notes in accordance with the payment waterfall. If the counterparty fails to pay the net amount due, collections on the receivables, together with funds on deposit in the reserve account, may be insufficient to make payments of interest and principal on your notes on any payment date. Consequently, you may experience delays and/or reductions in the interest and principal payments on your notes.

The interest rate [swap][cap] agreement generally may not be terminated except upon failure of either the counterparty [or the issuing entity] to make payments when due, insolvency of the swap counterparty [or the issuing entity], illegality or the failure of the counterparty to post collateral, assign the agreement to an eligible counterparty or take other remedial action if the counterparty’s credit ratings drop below the levels required by the agreement. Depending on the reason for the termination, a termination payment may be due to the issuing entity [or to the counterparty. Any such termination payment could, if market interest rates and other conditions have changed materially, be substantial.] If the counterparty fails to make a termination payment owed to the issuing entity under the agreement, the issuing entity may not be able to enter into a replacement interest rate [swap][cap] agreement. If this occurs, the amount available to pay principal of and interest on the notes may be reduced.

If the interest rate [swap][cap] agreement is terminated and no replacement is entered into, and collections on the receivables and amounts on deposit in the reserve account are insufficient to make all payments on any payment date in accordance with the payment waterfall, you may experience delays and/or reductions in the interest and principal payments on your notes.]

[The rating of [a third party credit enhancement provider] may affect the ratings of the notes.]

[The issuing entity has entered into a third party credit enhancement arrangement. The hired agencies rating the notes have considered the provisions of arrangement and the rating of [insert third party credit enhancement provider]. If a hired agency downgrades the debt rating of [insert third party credit provider], it is also likely to downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.]

USE OF PROCEEDS

The depositor will use the net proceeds from the offering of the notes:

•	to purchase the receivables from Fifth Third Holdings, LLC, a Delaware limited liability company (which we sometimes refer to as “FTH LLC”);

•	[deposit the pre-funded amount, if any, into the pre-funding account;] and

•	to make (or cause to be made) the initial deposit into the reserve account [and the yield supplement account] [and the risk retention reserve account].

The depositor or its affiliates may use all or a portion of the net proceeds of the offering of the notes to pay their respective debts, [including debt secured by the receivables prior to their transfer to the issuing entity,] and for general purposes. [Any debt may be owed to the owner trustee, the Delaware trustee or the indenture trustee or to one or more of the underwriters or their affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, so a portion of the proceeds that is used to pay debt may be paid to the underwriters, the owner trustee, the Delaware trustee, the indenture trustee or their respective affiliates.]

THE ISSUING ENTITY

Limited Purpose and Limited Assets

Fifth Third Auto Trust 20[●]-[●] is a statutory trust formed on [●] [●], 20[●] under the laws of the State of Delaware by Fifth Third Holdings Funding, LLC (the “depositor”), a Delaware limited liability company and an indirect wholly-owned special purpose, bankruptcy remote subsidiary of Fifth Third Bank, National Association, a national banking association (“Fifth Third Bank”) for the purpose of owning the receivables and issuing the notes. The trust is referred to in this prospectus as the “issuing entity.”

The issuing entity will be established and operated pursuant to a trust agreement. Fifth Third Bank will be the “administrator” of the issuing entity. The issuing entity will also issue certificates representing the residual interest in the issuing entity, which are not being offered by this prospectus. [An affiliate of the depositor] [The depositor] will be the initial certificateholder of the issuing entity[, but may transfer the portion of the certificates not included in the eligible vertical interest to an affiliate on or after the closing date.] On each payment date, the holders of the certificates will be entitled to any funds remaining on that payment date after all deposits and distributions of higher priority, as described in “The Transaction Documents—Priority of Payments.”

The issuing entity will engage in only the following activities:

•	issuing the notes and the certificates;

•	making payments on the notes and distributions to the designated certificateholder account;

•	selling, transferring and exchanging the notes and the certificates;

[•	entering into and performing its obligations under the interest rate [swap] [cap] agreement;]

•	acquiring, holding and managing the receivables and other assets of the issuing entity;

•	making deposits to and withdrawals from the trust accounts;

•	paying the organizational, start-up and transactional expenses of the issuing entity;

•	pledging the receivables and other assets of the issuing entity pursuant to the indenture;

•	entering into and performing its obligations under the transfer agreements; and

•

taking any action necessary, suitable or convenient to fulfill the role of the issuing entity in connection with the foregoing activities [or engaging in other activities including, without limitation, entering into the interest rate [swap] [cap] agreement], as may be required in connection with conservation of the assets of the issuing entity and the making of payments on the notes and distributions on the certificates.

Capitalization and Liabilities of the Issuing Entity

The following table illustrates the expected assets of the issuing entity as of the closing date, as if the issuance and sale of the notes had taken place on such date:

Receivables	$	[●]
[Pre-funding Account	$	[●]]
Reserve Account	$	[●]
[Yield Supplement Account	$	[●]]
[Yield Supplement Overcollateralization Amount	$	[●]]
[Risk Retention Reserve Account	$	[●]]

Total	$	[●]

The following table illustrates the expected liabilities of the issuing entity as of the closing date, as if the issuance and sale of the notes had taken place on such date:

Class A-1 Asset Backed Notes	$	[●]
Class A-2[-A] Asset Backed Notes	$	[●]]
[Class A-2-B Asset Backed Notes
Class A-3 Asset Backed Notes	$	[●]
Class A-4 Asset Backed Notes	$	[●]
Class B Asset Backed Notes	$	[●]

Total	$	[●]

[The issuing entity will also be liable for payments to the swap counterparty as described in “The Notes—Interest Rate Swap Agreement.”] [The issuing entity will also be liable for the premium to the cap provider as described in “The Notes—Interest Rate Cap Agreement.”]

The issuing entity’s fiscal year ends on December 31st.

The issuing entity’s trust agreement, including its permissible activities, may be amended in accordance with the procedures described in “The Transaction Documents—Amendment Provisions.”

The issuing entity’s principal offices are located in care of [●], as owner trustee, at the address listed in “The Trustees—The Owner Trustee” below.

For a description of the roles and responsibilities of the indenture trustee, see “The Trustees—The Indenture Trustee” in this prospectus.

The Issuing Entity Property

The notes will be collateralized by the issuing entity property. The primary assets of the issuing entity will be the receivables, which are amounts owed by individuals under motor vehicle retail installment sale contracts and/or installment loans with respect to new or used automobiles, light-duty trucks, vans and other motor vehicles originated by Fifth Third Bank. We refer to Fifth Third Bank in this capacity as the “originator.”

The issuing entity property will consist of all the right, title, interest, claims and demands of the issuing entity in and to:

•	the receivables acquired by the issuing entity from the depositor on the closing date [and on each Funding Date] and payments made on the receivables [on or] after the [applicable] cut-off date;

•	all receivable files relating to the original motor vehicle retail installment sale contracts and/or loans evidencing the receivables;

•	the security interests in the financed vehicles;

•

all rights of the originator to any proceeds from (1) claims on any theft and physical damage insurance policy maintained by an obligor under a receivable providing coverage against loss or damage to or theft of the related financed vehicle or (2) claims on any credit life or credit disability insurance maintained by an obligor in connection with any receivable;

•	any other property securing the receivables;

•	all rights of the originator under agreements with dealers relating to receivables;

•	all rights of the originator to any refunds in connection with extended service agreements relating to the receivables;

•

all rights of the issuing entity to funds on deposit in the reserve account, [the risk retention reserve account,] [the yield supplement account,] the collection account and the principal distribution account (but not the designated certificateholder account) established pursuant to the indenture or servicing agreement, and all cash, investment property and other property from time to time credited to the reserve account and the collection account and all proceeds thereof;

•	all rights of the issuing entity under the sale agreement, of the depositor, as buyer, under the purchase agreement and of FTH LLC, as buyer, under the receivables sale agreement;

[•	rights of the issuing entity under the interest rate [swap] [cap] agreement and payments made by the [swap counterparty] [cap provider] under the interest rate [swap] [cap] agreement;] and

•	the proceeds of any and all of the above.

The issuing entity will pledge the issuing entity property to the indenture trustee under the indenture.

THE TRUSTEES

The Owner Trustee

[[●] will act as “owner trustee” under the trust agreement. [●] is a [●] existing under the laws of [●] authorized to exercise trust powers. The owner trustee maintains its principal office at [●]. [●] has served and currently is serving as owner trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.]

[●] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [●] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as owner trustee.

[Insert additional disclosure, if applicable, pursuant to Items 1109, 1117 and 1119 of Regulation AB.]

The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee set forth in the trust agreement. The depositor and its affiliates may maintain normal commercial banking or investment banking relations with the owner trustee and its affiliates. The servicer will be responsible for paying the owner trustee’s fees and for indemnifying the owner trustee against specified losses, liabilities or expenses incurred by the owner trustee in connection with the transaction documents. To the extent these fees and indemnification amounts are not paid by the servicer, they will be payable out of Available Funds as described in “The Transaction Documents—Priority of Payments.”

For a description of the roles and responsibilities of the owner trustee, see below under “Role of the Owner Trustee, Delaware Trustee and Indenture Trustee.”

The Delaware Trustee

[[●] will act as “Delaware trustee” under the trust agreement. [●] is a [●] existing under the laws of [●] authorized to exercise trust powers. The Delaware trustee maintains its principal office at [●]. [●] has served and currently is serving as Delaware trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.]

[●] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [•] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as owner trustee.

[Insert additional disclosure, if applicable, pursuant to Items 1109, 1117 and 1119 of Regulation AB.]

The Indenture Trustee

[[●], a [●], is the “indenture trustee” under the indenture for the benefit of the noteholders.]

[The indenture will be administered from the indenture trustee’s corporate trust office located at [●].]

[[●] has provided corporate trust services since [●]. As of [●], 20[●], [●] was acting as trustee with respect to over [●] issuances of automotive receivables-backed securities with an outstanding aggregate outstanding principal amount of over $[●].]

[The indenture trustee shall make each monthly statement available to the noteholders via the indenture trustee’s internet website at [●]. Noteholders with questions may direct them to the indenture trustee’s bondholder services group at ([●])[●]-[●].]

[As of [●], 20[●], [●] was acting as indenture trustee, registrar and paying agent on [●] issuances of automobile receivables-backed securities with an outstanding aggregate principal amount of approximately $[●].]

[●] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [●] does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as indenture trustee.

[Insert additional disclosure, if applicable, pursuant to Items 1109, 1117 and 1119 of Regulation AB.]

The indenture trustee’s duties are limited to those duties specifically set forth in the indenture. The depositor and its affiliates may maintain normal commercial banking relations with the indenture trustee and its affiliates. The servicer will be responsible for paying the indenture trustee’s fees and expenses and for indemnifying the indenture trustee against specified losses, liabilities or expenses (including reasonable attorneys’ fees and expenses) incurred by the indenture trustee in connection with the transaction documents including those incurred in connection with any action, claim or suit brought to enforce the indenture trustee’s right to indemnification. To the extent these fees, expenses and indemnification amounts are not paid by the servicer, they will be payable out of Available Funds as described in “The Transaction Documents—Priority of Payments” in this prospectus.

[[The Calculation Agent]

[●], a [●], is the “calculation agent” under the indenture for the benefit of the noteholders. The calculation agent will determine the [insert applicable Benchmark] and calculate the interest rate for the Class A-2-B notes as described under “The Notes—Payments of Interest”. If the administrator has determined prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the administrator will determine an alternative Benchmark in accordance with the Benchmark Replacement provisions described under “The Notes—Payments of Interest—Effect of Benchmark Transition Event”.]

Role of the Owner Trustee, the Delaware Trustee and the Indenture Trustee

None of the owner trustee, the Delaware trustee or the indenture trustee will make any representations as to the validity or sufficiency of the receivables sale agreement, the purchase agreement, the sale agreement, the servicing agreement, the trust agreement, the administration agreement, the asset representations review agreement, the indenture, the notes or any receivables or related documents. As of the closing date, none of the owner trustee, the Delaware trustee or the indenture trustee will have examined the receivables. If no event of default has occurred under the indenture, the owner trustee, the Delaware trustee and the indenture trustee will each be required to perform only those duties specifically required of it under the receivables sale agreement, the purchase agreement, the sale agreement, the servicing agreement, the trust agreement, the administration agreement, the asset representations review agreement or the indenture, as applicable. Generally, those duties are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the owner trustee, the Delaware trustee or indenture trustee under the servicing agreement or indenture, as applicable, and the making of payments or distributions to noteholders and certificateholders in the amounts specified in certificates provided by the servicer.

None of the owner trustee, the Delaware trustee or the indenture trustee will be under any obligation to exercise any of the issuing entity’s powers or powers vested in it by the receivables sale agreement, the purchase agreement, the sale agreement, the servicing agreement, the trust agreement, the administration agreement or the indenture, as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any litigation thereunder or in relation thereto at the request, order or direction of any of the noteholders (other than requests, demands or directions relating to an asset representations review as described under “The Transaction Documents—Asset Representations Review” or to the investors’ dispute resolution rights described under “The Transaction Documents—Dispute Resolution”), unless, in the case of the indenture trustee, those noteholders have offered to the indenture trustee reasonable security or indemnity against the reasonable costs, expenses and liabilities which may be incurred therein or thereby, and in the case of the owner trustee, the owner trustee has been provided instruction pursuant to the trust agreement, advanced necessary costs and provided reasonable security or indemnity against the reasonable costs, expenses and liabilities which may be incurred therein or thereby.

The owner trustee, the Delaware trustee and the indenture trustee, and any of their affiliates, may hold securities in their own names. In addition, for the purpose of meeting the activities of the issuing entity under the Transaction Documents, including the legal requirements of local jurisdictions, the owner trustee and indenture trustee, in some circumstances, acting jointly with the depositor or the administrator, respectively, will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity property. In the event of the appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the owner trustee or indenture trustee by the sale agreement, servicing agreement, trust agreement, administration agreement or indenture, as applicable, will be conferred or imposed upon the owner trustee or indenture trustee and the separate trustee or co-trustee jointly, or, in any jurisdiction in which the owner trustee or indenture trustee is incompetent or unqualified to perform specified acts, or as otherwise set forth in its appointment document, singly upon the separate trustee or co-trustee who will exercise and perform any rights, powers, duties and obligations solely at the direction of the administrator, Majority Certificateholders or indenture trustee.

The sponsor, the servicer, FTH LLC and the depositor may maintain other banking relationships with the owner trustee, the Delaware trustee and the indenture trustee in the ordinary course of business.

The owner trustee, the Delaware trustee and the indenture trustee will be entitled to certain fees and indemnities described under “The Transaction Documents—Fees and Expenses.”

For a further description of the roles and responsibilities of the indenture trustee, see “The Indenture.”

THE DEPOSITOR

The depositor, Fifth Third Holdings Funding, LLC, a wholly-owned special purpose subsidiary of FTH LLC, was formed on June 28, 2007 as a Delaware limited liability company. The principal place of business of the depositor is at 6111 N. River Rd., Rosemont, Illinois 60018. You may also reach the depositor by telephone at (847) 354-7341. The depositor was formed, among other things, to purchase, accept capital contributions of or otherwise acquire retail installment sale contracts and motor vehicle loans; to own, sell, and assign the receivables; and to issue and sell one or more series of securities. Since its inception, the depositor has been engaged in these activities solely as (i) the transferee of contracts from FTH LLC pursuant to purchase agreements, (ii) the transferor of contracts to securitization trusts pursuant to sale agreements, (iii) the depositor that may form various securitization trusts pursuant to trust agreements and (iv) the entity that executes underwriting agreements and purchase agreements in connection with issuances of asset-backed securities.

The depositor will have no ongoing obligations with respect to the notes issued by the issuing entity and will have no ongoing servicing obligations or responsibilities with respect to any financed vehicle. The depositor does not have, is not required to have, and is not expected in the future to have any significant assets other than the notes and certificates retained by the depositor.

The depositor intends that the transfer of the receivables from the depositor to the issuing entity constitutes a sale, rather than a pledge of the receivables to secure indebtedness of the depositor. However, if the depositor were to become a debtor under the federal bankruptcy code, it is possible that a creditor or trustee in bankruptcy of the depositor, as debtor-in-possession, may argue that the sale of the receivables by the depositor was a pledge of the receivables rather than a sale. This position, if presented to or accepted by a court, could result in a delay in or reduction of distributions to the noteholders.

None of the depositor, FTH LLC, Fifth Third Bank or any of their respective affiliates will insure or guarantee the receivables or the notes issued by the issuing entity.

FIFTH THIRD HOLDINGS, LLC

Fifth Third Holdings, LLC (“FTH LLC”), a wholly-owned special purpose subsidiary of Fifth Third Bank, was formed on September 8, 2000 as a Delaware limited liability company. The principal place of business of FTH LLC is at 6111 N. River Rd., Rosemont, Illinois 60018. You may also reach FTH LLC by telephone at (847) 354-7341. FTH LLC is the seller of receivables to the depositor.

THE SPONSOR

Fifth Third Bank was formed in the State of Ohio in 1994 and converted to a national bank charter on November 14, 2019. Fifth Third Bank is a wholly-owned indirect subsidiary of Fifth Third Bancorp (“Bancorp”), an Ohio corporation headquartered in Cincinnati, Ohio. Fifth Third Bank is a national banking association with its principal executive offices at 38 Fountain Square Plaza, Cincinnati, Ohio, 45263. Its telephone number is (800) 972-3030. Fifth Third Bank is a commercial bank offering a wide range of banking services to its customers. Fifth Third Bank is subject to the supervisory and enforcement authority of the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Consumer Financial Protection Bureau (the “CFPB”) and the Federal Deposit Insurance Corporation (the “FDIC”).

Bancorp is a financial holding company with assets totaling approximately $[●] billion, making it among the [●] largest bank holding companies in the United States. As a registered financial holding company, Bancorp is subject to the supervision of the Federal Reserve Board. Bancorp and its subsidiaries provide retail and commercial financial products and services through approximately [●] full-service banking centers in [Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Georgia, North Carolina and South Carolina].

Fifth Third Bank has been engaged in the securitization of motor vehicle receivables since 1996. Fifth Third Bank’s experience in and overall procedures for originating or acquiring receivables is described under “The Originator.” No securitizations sponsored by Fifth Third Bank have defaulted or experienced an early amortization triggering event.

Fifth Third Bank has participated in the structuring of the transaction described in this prospectus and has originated the receivables to be assigned to the issuing entity. Fifth Third Bank is responsible for servicing the receivables included in the receivables pool as described below. Fifth Third Bank is also the administrator of the issuing entity.

[Fifth Third Securities Inc., one of the underwriters, is an affiliate of the sponsor.]

[An affiliate of Fifth Third Bank is the [swap counterparty] [cap provider].]

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item 1108 that services 20% or more of the pool assets.]

THE ORIGINATOR

General

Fifth Third Bank and its affiliates (collectively, “Fifth Third”) provide vehicle financing to consumers indirectly through automotive dealerships. Motor vehicle retail installment sale contracts and installment loans for new and used cars are purchased and originated through motor vehicle dealers (“dealers”) by Fifth Third’s decentralized sales force that covers [●] states. Such motor vehicle retail installment contracts and motor vehicle installment loan notes are referred to as “contracts.” Each contract is secured by a financed vehicle. Each dealer is required to meet certain minimum standards and is periodically monitored by Fifth Third. Fifth Third has provided vehicle financing under currently outstanding contracts to approximately [●] consumers through a network of approximately [●] dealers.

Each dealer that originates contracts for Fifth Third has made representations and warranties with respect to the contracts and the security interests in the motor vehicles relating thereto. These representations and warranties do not relate to the creditworthiness of the obligors or the collectability of the contracts. Upon a breach of any representation or warranty made by a dealer with respect to a contract, Fifth Third has the right to require the dealer to repurchase the contract. Generally, the dealer agreements do not provide for recourse against the dealer in the event of a default by the obligor.

Additionally, in some states Fifth Third provides vehicle financing directly to consumers.

Fifth Third operates [two] centralized processing centers located in [Cincinnati, Ohio and Grand Rapids, Michigan]. All required information regarding the borrowers and the financed vehicles is processed in one of these [two] processing centers.

Underwriting

Each application generated by a dealer is centrally underwritten by Fifth Third in accordance with a single set of uniform underwriting policies established by Fifth Third Bank. These underwriting policies are intended to assess the applicant’s ability and willingness to repay the amounts due on the contract and to establish the adequacy of the financed vehicle as collateral.

Fifth Third requires each applicant to complete an application form providing various items of general demographic information, financial information and employment history. In addition, specific information with respect to the motor vehicle to be financed is required to assess the adequacy of the financed vehicle as collateral. Fifth Third applies an automated decision algorithm for each application submitted, which is reviewed and revised periodically to optimize its predictive performance. Based on the automated evaluation of the provided information, each application is categorized into one of the three categories: Automated-Approval, Automated-Decline and Recommend-Investigate. Fifth Third then analyzes each application for which an automatic decision was not made. Each application for which an automatic decision was not made is reviewed, and a decision is made, by an underwriter.

The decision algorithm takes into account a number of factors, including FICO® score, custom score, term, payment to income, advance rate and geography. Fifth Third’s underwriting standards are designed to automatically reject applicants who are deemed to be “below Prime” credit based on their FICO® scores. Fifth Third may conduct additional verification investigations as it deems necessary.

With respect to those applications that are approved, either by automatic decision or by an underwriter, the amount and terms of the financing to be offered are determined. Fifth Third will generally advance up to 115% of the asset value plus dealer additions (i.e., insurance, extended warranties and other goods or services sold by the dealer and included in the amount financed). The available term for a contract is a function of the age of the motor vehicle, applicable FICO® score, custom score, payment to income and advance rate. Acceptable terms generally range from 24 to 84 months in length.

Fifth Third’s set of centrally established underwriting policies are intended to provide a consistent basis for lending decisions, but do not completely supersede all judgmental aspects of the credit granting process. Accordingly, certain contracts may not comply with all of these policies. Exceptions to Fifth Third’s underwriting policies are made at the discretion of the credit underwriters with appropriate approval authority. Higher levels of authority are required for loans with multiple exceptions. Underwriting exceptions are monitored by risk management of Fifth Third. Exceptions are managed to less than 5% of total originated dollars. See “The Receivables Pool—Exceptions to Underwriting Criteria.”

Fifth Third Bank originated all of the receivables included in the transaction described in this prospectus. The following table contains information about retail auto loans originated directly or indirectly by Fifth Third Bank during each of the periods indicated:

[●] Months Ended [●],
	[●]	[●]	[●]	[●]	[●]
Number of Receivables Originated	[●]	[●]	[●]	[●]	[●]
Aggregate Original Principal Balance	[●]	[●]	[●]	[●]	[●]
Average Original Principal Balance	[●]	[●]	[●]	[●]	[●]
Weighted Average Original Term (in months)(1)	[●]	[●]	[●]	[●]	[●]
Percentage by Principal Balance of New Vehicle	[●]	[●]	[●]	[●]	[●]

(1)	Weighted by aggregate original principal balance.

Year Ended [●],
	[●]	[●]	[●]	[●]	[●]
Number of Receivables Originated	[●]	[●]	[●]	[●]	[●]
Aggregate Original Principal Balance	[●]	[●]	[●]	[●]	[●]
Average Original Principal Balance	[●]	[●]	[●]	[●]	[●]
Weighted Average Original Term (in months)(1)	[●]	[●]	[●]	[●]	[●]
Percentage by Principal Balance of New Vehicle	[●]	[●]	[●]	[●]	[●]

(1)	Weighted by aggregate original principal balance.

Tangible and Electronic Contracting

Following dealer and customer signing of a tangible contract, the dealer sends the documentation constituting the tangible record related to the applicable receivable to an imaging center, where a third-party contractor images the documentation and transmits the image directly to the servicer’s computer systems for review by the originator, and funding will occur if the documentation meets compliance and policy requirements. The imaged contract documents are available for use by personnel in the ordinary course of servicing the applicable receivable. Following the imaging, the original contract is shipped to a third-party document retention center that has various locations within the continental United States, which uses sophisticated vaulting and security conditions and techniques including advanced fire suppression technology. The servicer may request retrieval of the original contract from the document retention center in the event of the need for re-imaging or for various servicing, re-assignment or enforcement purposes.

Approximately [●] % of the receivables (by aggregate initial principal balance as of the cut-off date) were originated as electronic contracts. Fifth Third Bank has contracted with a third-party to facilitate the process of creating and storing those electronic contracts. The third-party’s technology system permits transmission, storage, access and administration of electronic contracts and is comprised of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology materials that enable electronic contracting in the automobile retail industry. The third-party’s system allows for the transmission, storage, access and administration of electronic contracts. Through use of the third-party’s system, a dealer originates electronic retail installment contracts and then transfers these electronic contracts to Fifth Third Bank.

The third-party system uses a combination of technological and administrative features that are designed to: (i) designate a single copy of the record or records comprising an electronic contract as being the single authoritative copy of the receivable; (ii) manage access to and the expression of the authoritative copy; (iii) identify Fifth Third Bank as the owner of record of the authoritative copy; and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record.

THE SERVICER

Fifth Third Bank will be the servicer. Fifth Third Bank offers automotive consumer loan financing through (and to) approximately [●] dealers in the United States. Fifth Third Bank has been servicing motor vehicle receivables since its formation in 1994.

The aggregate amount of retail auto loans serviced by Fifth Third Bank that were originated by the originator and its affiliates is approximately $[•] billion. The tables set forth below under “The Receivables Pool—Delinquency, Loss and Repossession Information” summarize the delinquency, repossession and loss experience of the portfolio of direct and indirect automobile contracts originated through motor vehicle dealers, owned by Fifth Third and serviced by Fifth Third Bank.

The servicer will, among other things, manage, service, administer and make collections on the receivables in accordance with its customary servicing practices, using the degree of skill and attention that the servicer exercises with respect to all comparable motor vehicle receivables that it services for itself or others. The servicer is permitted to delegate some or all of its duties to its affiliates or specific duties to sub-contractors who are in the business of performing such duties, although the servicer will remain liable for the performance of any duties that it delegates to another entity. The servicer will be responsible for determining the allocations of collections and other funds for the issuing entity to payments on the notes and other liabilities of the issuing entity and directing the trustees and paying agents for the issuing entity to make such payments. The servicer will also be responsible for providing monthly reports and filing periodic reports with the SEC.

Under the servicing agreement, the servicer will covenant not to release the financed vehicle securing each receivable from the security interest granted by that receivable in whole or in part, except as required by applicable law or court order or in the event of payment in full by or on behalf of the related obligor or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices or in connection with repossession or except as may be required by an insurer in order to receive proceeds from any insurance policy covering that financed vehicle. If this covenant is breached and not cured, under the servicing agreement, the servicer will be required to repurchase the related receivable if such breach materially and adversely affects the interests of the issuing entity or the noteholders in the related receivable. In addition, if the servicer extends the date for final payment by the obligor on any receivable beyond the last day of the collection period prior to the final scheduled payment date for the latest maturing class of notes or reduces the contract rate or outstanding principal balance with respect to any receivable, in either case, other than as required by applicable law, under the servicing agreement the servicer will be required to purchase the related receivable, if such change in the receivable would materially and adversely affect the interests of the issuing entity or the noteholders in such receivable; provided, however, that the servicer will not make a modification as described in this paragraph that would trigger a purchase pursuant to the servicing agreement for the sole purpose of purchasing a receivable from the issuing entity.

The servicer, in its capacity as custodian, will hold the receivable files for the benefit of the issuing entity and the indenture trustee as pledgee of the issuing entity. In performing its duties as custodian, the servicer will act in accordance with its customary servicing practices. The servicer may, in accordance with its customary servicing practices, (i) maintain all or a portion of the receivable files in electronic form and (ii) maintain custody of all or any portion of the receivable files with one or more of its agents or designees. The Servicer will maintain control of all electronic chattel paper evidencing a receivable. The servicer will maintain each receivable file in the United States, and will make available to the issuing entity and the indenture trustee (or their authorized representatives, attorneys or auditors) a list of locations of the receivable files upon request. The servicer, as custodian, will hold the receivable files in safekeeping with originals maintained in secured areas or facilities with limited access. Copies may consist of electronically imaged copies. Imaged copies of the documents will be accessible as “read only.” Each receivable file is fully imaged, with the original note and collateral documents retained and stored with individual service vendors. Documents will not be physically segregated from other similar receivable files that are in the servicer’s/vendor’s possession or stamped or marked to reflect the sale of the related receivables to the issuing entity. The servicer will provide access to the receivable files, and the related accounts, records and computer systems maintained by the servicer at such times as the issuing entity or indenture trustee direct (but only upon reasonable notice, in the presence of a specified officer of the servicer and during normal business hours, which do not unreasonably interfere with the servicer’s normal operations) at the respective offices of the servicer. Further, upon written instructions from the indenture trustee, the servicer will release any documents in the receivable files to the indenture trustee or its agent or designee. The servicer will not be responsible for any loss resulting from the failure of the indenture trustee or its agent or designee to return any document or any delay in doing so.

Servicing

Fifth Third Bank, as the servicer, will be responsible for managing, administering, servicing and making collections on the receivables. Fifth Third Bank will cease collection efforts when required by applicable law. Collection activities and communication with respect to delinquent accounts begins as early as three days past due. Collection strategies include phone calls and digital communications in the form of text messages, emails, and online digital banners. The frequency and forms of communication are dependent upon the account’s number of days past due.

Phone calls to delinquent primary and secondary account holders begins at ten days past due and will continue through the point of charge-off. Primary account holders that have a valid phone number and a non-employer email address on file and have provided consent to receive text message and/or email communications will begin receiving messages as early as three days past due. Customers in certain statuses may not receive communications. Examples of such statuses include, but are not limited to, circumstances of bankruptcy, cease and desist, deceased, fraud, litigation, and repossession. The content and frequency of messages is dependent upon the obligor’s number of days past due. Primary and secondary account holders who have missed an auto loan payment may also see a digital banner when logging into the 53.com website or the mobile app. Certain customer statuses are excluded from this communication. Delinquent obligors will see a banner notifying them of a missed payment or payments. The urgency for the obligor to take action as conveyed within the banner messages increases as their status moves from early to later stage delinquency. The servicer follows all applicable laws and regulatory guidelines with respect to these communications.

The servicer utilizes outside service providers for various collection efforts. All notes and all activity are input directly by the outside service providers into the servicer’s collection systems. All management and administration of collection strategies remain with the servicer.

Accounts that are 60 days or more past due are considered late-stage collections. Repossession procedures usually begin when all other collection efforts are exhausted. Accounts typically are assigned for repossession at 62 days past due.

Repossessions are carried out pursuant to applicable state law. The servicer uses unaffiliated independent contractors to perform repossessions. All state laws provide an obligor with a right to redeem the repossessed motor vehicle. Some states permit reinstatement of the account upon payment of the amount past due. Motor vehicles that are not redeemed or reinstated are remarketed through dealer auction sales.

The current policy of the servicer is to charge-off the full value of all delinquent motor vehicle loans at the end of the month in which the account becomes 120 days delinquent unless the related motor vehicle has been previously repossessed or sold. If the vehicle has been repossessed, the account would be charged down to the value of the vehicle. If the vehicle has been sold, the deficiency balance related to such account would be charged off in the month of sale.

If the servicer receives verifiable proof that a customer has filed for bankruptcy, then the account is referred to the servicer’s internal Bankruptcy Unit for special handling. With respect to customers in bankruptcy proceedings, deficiency balances generally are pursued to the extent permitted by applicable law.

The servicer is permitted to delegate some or all of its duties to its affiliates or specific duties to sub-contractors who are in the business of performing such duties, although the servicer will remain liable for the performance of any duties that it delegates to another entity. As part of the servicer’s ongoing evaluation of opportunities to enhance its servicing and collection practices, the servicer may from time to time consider outsourcing additional responsibilities to third-party service providers. The performance of all third-party providers is reviewed and monitored by the servicer.

Loss Mitigation Policies

Contract extensions are considered an acceptable means of bringing a delinquent account into current status. The servicer follows specific procedures with respect to contract extensions, which are subject to revision from time to time. Where the servicer believes there has been a temporary interruption of the customer’s ability to make payments but the servicer believes there is also a renewed willingness and ability to repay, the servicer may grant an extension. Although the criteria for granting extensions is modified periodically, the servicer generally requires that (i) the account has been opened for a minimum of nine months, (ii) the account has not been previously extended in the last 12 months, (iii) the account has not been extended more than twice within the last five years and (iv) the account has made a minimum of three consecutive monthly payments or the lump sum equivalent and such payments are not the result of an advance or loan from Fifth Third for this purpose. Extensions will not be granted if the related loan is deemed to be uncollectible. All extensions, including extensions exceeding the limits set forth in the credit and collection policy, are approved by management within the collection center.

Temporary payment reduction is an acceptable short term hardship plan provided by the servicer. The payment reduction allows the obligor to make 50% of their contractual monthly payment amount for three months. The remaining amounts of the payments cause a balloon payment and are due at maturity.

In addition to contract extensions, in some situations the servicer may modify the terms of the loan such as interest rate reduction, partial principal reduction, term extension, or some combination of the three which seeks to bring the payments to an affordable amount based on customer capacity during a time of financial hardship. Such modifications are conditioned upon the related obligor remaining current under the terms of the modified contract. If the servicer permits such a conditional modification and the related obligor becomes more than 31 days delinquent, the servicer reinstates the original terms of the obligor’s contract, including the original principal amount. In rare instances, the servicer may provide legal or remediation exceptions which provide a permanent modification to terms.

Physical Damage and Liability Insurance

The contract for each motor vehicle loan requires the obligor to keep the financed vehicle fully insured against theft, collisions and comprehensive losses until the loan is paid in full or the servicer sells the vehicle. The amount of such insurance must be at least equal to the outstanding indebtedness of the loan or the replacement cost of the vehicle, whichever is less.

Debt Cancellation Agreements

Obligors may purchase a debt cancellation agreement which provides for the cancellation or payment of all or a portion of the remaining principal balance of the relevant contract in certain events, including a casualty with respect to the related financed vehicle after application of any proceeds to the amount due on the contract. The premium for the debt cancellation agreement is generally included in the amount financed under the contract. The debt cancellation agreement may be provided by a third party or the originator of the loan. The servicer will deposit any amounts paid under a third-party debt cancellation agreement in respect of any of the receivables into the related collection account for distribution on the related distribution date. Amounts cancelled under debt cancellation agreements of the originator will not be paid by the originator to the issuing entity.

Material Servicing Changes During the Past Three Years

Fifth Third Bank regularly makes adjustments to its customary servicing practices over time, including with respect to its use of email, text messages and online digital banners. Most of these adjustments are introduced on a limited and controlled trial basis and are implemented program-wide after Fifth Third Bank determines that those adjustments will result in an overall improvement in servicing and collections.

[Fifth Third Bank has not made any material changes to its customary servicing practice during the past three years.]

CREDIT RISK RETENTION

[Insert disclosure required by Item 1124 of any material change in the depositor’s, or an affiliate of the depositor’s, interest in the securities resulting from the purchase, sale or other acquisition or disposition of the securities by the depositor or an affiliate of the depositor.]

[Insert description of any retained notes.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(b)(3) of any hedges materially related to the credit risk of the securities.]

Pursuant to Regulation RR, Fifth Third Bank is required to retain an economic interest in the credit risk of the securitized receivables, either directly or through a majority-owned affiliate. Fifth Third Bank intends to satisfy this obligation through [the retention by the depositor, its wholly-owned affiliate, of] [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] [the establishment of an “eligible horizontal cash reserve account” in the name of the indenture trustee for the benefit of the noteholders] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and the certificates issued by the issuing entity on the closing date.] Fifth Third Bank, the depositor or any other holder of an [“eligible vertical interest”] [or an] [“eligible horizontal residual interest”] is required to retain such interest and may not transfer (except to another majority-owned affiliate of Fifth Third Bank) or hedge such interest until the latest of two years after the Closing Date, the date the pool balance is 33% or less of the initial pool balance, or the date the aggregate principal amount of the notes is one-third or less of the original principal amount. Fifth Third Bank does not intend to transfer or hedge the retained interest during this period except as permitted by applicable law.

[Retained vertical interest: The vertical interest retained by the depositor is structured to be an “eligible vertical interest” and will take the form of [at least [●]% of the initial principal amount of each class of notes and the certificates issued by the issuing entity, though the depositor initially will retain all of the certificates and may retain an additional amount of all of one or more classes of notes or the certificates][a single vertical security, which will have an initial principal amount of $[●] (which equals [●]% of the aggregate principal amount of the notes and the certificates) and which will be entitled to receive [●]% of all payments on the notes and the certificates.]

By retaining the “eligible vertical interest,” the depositor will be a noteholder of [a single vertical security][ [●]% of each class of notes and the certificates] and will be entitled to receive at least 5% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear at least 5% of those losses. [Each class of notes retained by the depositor as part of the “eligible vertical interest” will have the same terms as all other notes in that class.] Notes retained by the depositor will not be included for purposes of determining whether a required percentage of any class of notes has taken any action under the indenture or any other transaction document as described in “The Notes—Notes Owned by Transaction Parties.” For a description of the notes and the certificates, and thus of the “eligible vertical interest,” and the credit enhancement available for the notes, see “The Notes” and “The Transaction Documents.”

In order to satisfy the requirement to retain an eligible vertical interest on the closing date, the depositor or its affiliate will retain [an amount equal to 5% of each class of notes and the certificates][a single vertical security entitling the depositor or its affiliate to at least 5% of the principal and interest payable on each class of notes and the certificates (not including such single vertical security).]

If the percentage of each class of notes and the certificates retained by the depositor on the Closing Date is materially different from the percentage described above, then within a reasonable time after the Closing Date, the depositor will disclose the material difference on [Form 8-K][Form 10-D] filed under the CIK number of the depositor.

[Retained horizontal interest: The residual interest retained by the depositor is structured to be an “eligible horizontal residual interest” and will take the form of [depositing an amount equal to $[●] into a risk retention reserve account][retaining the issuing entity’s certificates [and the Class B notes], which Fifth Third Bank expects to have a fair value of [between $[●] and] $[●], which is [between [●]% and] [●]% of the fair value of all of the notes and the certificates issued by the issuing entity.]

[In general, the eligible horizontal residual interest represents the rights to payments received on the receivables and to the credit enhancement not needed to make payments on the [more senior] notes or cover losses on the receivables. Because the eligible horizontal residual interest is subordinated to each [more senior] class of notes and is only entitled to amounts not needed on a payment date to make payments on the [more senior classes of] notes or to make other required payments or deposits according to the priority of payments described in “The Notes—Payments of Interest” and “The Notes—Payments of Principal,” the eligible horizontal residual interest will absorb any losses incurred by the issuing entity on the receivables before any losses are incurred by the [more senior] noteholders. [For a description of the risk retention reserve account, see “The Transaction Documents—The Accounts—Risk Retention Reserve Account.”] [For a description of the terms of the certificates, see “The Certificates” in this prospectus.] [For a description of subordination of the Class B notes, see “Risk Factors—Risks relating to the nature of the notes and the structure of the transaction—Because the Class B notes are subordinated to the Class A notes, payments on the Class B notes classes are more sensitive to losses on the receivables.”]

[The fair value of the eligible horizontal residual interest is expected to represent at least 5% of the sum of the fair value of the notes and the certificates on the closing date.]

[Fair Value:

The [expected][1] fair value of the notes and the certificates is summarized below:

Class	Fair Value (in millions)	Fair Value (as a percentage)
Class A-1
Class A-2[-A]
[Class A-2-B]
Class A-3
Class A-4
Class B
Certificate
Total		100%

Fifth Third Bank and the depositor will use a fair value measurement framework under generally accepted accounting principles to calculate the fair value of the notes and certificates. The fair value of the notes will be assumed to be equal to the initial principal amount of the notes[, as adjusted by any discount on the notes set forth on the cover page to this prospectus]. An internal valuation model using discounted cash flow analysis will be used to calculate fair value of the certificates.

The fair value measurement framework will consider various inputs including [(i) quoted prices for identical instruments, (ii) quoted prices for similar instruments, (iii) current economic conditions, including interest rates and yield curves, (iv) experience with similar receivables, including prepayments, net losses and recoveries based on information for receivables similar to the receivables sold to the issuing entity on the Closing Date, and (v) management judgment about the assumptions market participants would use in pricing the instrument].

[1]	The bracketed term “expected” will be used for the preliminary prospectus as the final pricing information including the final prospectus will be used to calculate the actual fair value.

The fair value of the notes is [assumed to be] equal to the initial principal amount of the notes, or par[, as adjusted by any discount on the notes set forth on the cover page to this prospectus]. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Interest Rate
Class A-1
Class A-2[-A]
[Class A-2-B]
Class A-3
Class A-4
Class B

These interest rates are estimated based on recent pricing of notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk.

In addition, based on the assumptions set forth under “Weighted Average Life of the Notes” and using the ABS rate, Fifth Third Bank calculated what the expected scheduled principal payments on each class of notes would be over the course of the transaction (the “Scheduled Principal Payments”) based on when principal payments were required to be made under the terms of the receivables during each collection period and which classes of notes would be entitled to receive principal payments based on the payment priorities described under “The Notes—Payment of Principal.” On the basis of the Scheduled Principal Payments, the sponsor calculated the weighted average life for each class of notes.

To calculate the fair value of the certificates, Fifth Third Bank used an internal valuation model. This model projects future interest and principal payments of the pool of receivables, the interest and principal payments on each class of notes, and any other fees and expenses payable by the issuing entity. The resulting cash flows to the certificates are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, Fifth Third Bank made the following assumptions:

•

Interest accrues on the notes at the rates described above. [In determining the interest payments on the floating rate Class A-2-B notes, [insert applicable floating rate benchmark] is assumed to reset consistent with the applicable forward rate curve as of [●], 20[●].

•	Principal and interest cash flows for the receivables are calculated using the assumptions as described in “Weighted Average Life of the Notes.”

•	Receivables prepay at a [●]% ABS rate based on amortization resulting from both prepayments and losses.

•	Cumulative net losses on the receivables, as a percentage of the initial pool balance, will be at the levels set forth in the chart below at the end of each month:

Month	Cumulative Net Losses (as a percentage of the initial Pool Balance)	Month	Cumulative Net Losses (as a percentage of the initial Pool Balance)	Month	Cumulative Net Losses (as a percentage of the initial Pool Balance)
1	[ ]%	11	[ ]%	21	[ ]%
2	[ ]%	12	[ ]%	22	[ ]%
3	[ ]%	13	[ ]%	23	[ ]%
4	[ ]%	14	[ ]%	24	[ ]%
5	[ ]%	15	[ ]%	25	[ ]%
6	[ ]%	16	[ ]%	26	[ ]%
7	[ ]%	17	[ ]%	27	[ ]%
8	[ ]%	18	[ ]%	28	[ ]%
9	[ ]%	19	[ ]%	29	[ ]%
10	[ ]%	20	[ ]%	30	[ ]%

•	Certificate cash flows are discounted at [●]%.

•	The servicer will [not] exercise its opportunity to purchase the receivables [at the earliest payment date it is permitted to do so].

Fifth Third Bank developed these inputs and assumptions by considering the following factors:

•	ABS rate—estimated considering the composition of the receivables and the performance of Fifth Third Bank’s prior securitized pools.

•

Cumulative net loss rate—estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the receivables, the performance of Fifth Third Bank’s prior securitized pools, trends in used vehicle values, economic conditions, and the cumulative net loss assumptions of the hired agencies. The shape of the cumulative net loss curve is based on a historical average of Fifth Third Bank’s prior securitized pools. Default and recovery rate estimates are included in the cumulative net loss assumption.

•

Discount rate applicable to the residual cash flows—estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the discount rate was derived from both quantitative factors, such as prevailing market rates of return for similar instruments, and qualitative factors that consider the equity-like component of the first-loss exposure.

Fifth Third Bank believes that the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation. The fair value of the notes and the certificates was calculated based on the assumptions described above. You should be sure you understand these assumptions when considering the fair value calculation.

[Risk Retention Reserve Account: On or prior to the closing date, the issuing entity will establish an eligible account in the name of the indenture trustee for the benefit of the noteholders. The risk retention reserve account is structured to be an “eligible horizontal cash reserve account” and will be funded on the closing date by the retention of a portion of the purchase price for the notes in the amount equal to $[____]. Funds on deposit in the risk retention reserve account may not be used to pay the servicer so long as Fifth Third Bank or an affiliate of Fifth Third Bank is the servicer. For all other purposes, the risk retention reserve account may be used to make any payments that are due as described under “The Notes—Payment of Principal” and “The Notes—Payments of Interest” but are otherwise unpaid, including each of the notes on the related final scheduled payment date to the extent collections on the receivables are insufficient to make such payments. For a description of the terms of the risk retention reserve account, see “The Transaction Documents—The Accounts—Risk Retention Reserve Account.”]

Fifth Third Bank will recalculate the fair value of the [notes] [and] [the certificates] [and] [the risk retention reserve account] following the Closing Date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above. In accordance with risk retention rules, within a reasonable time after the Closing Date, the depositor will disclose the actual fair value of the [certificates[and the Class B notes]] [and the] [risk retention reserve account] as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount. In addition, a description of any changes in the methodology or inputs and assumptions used to calculate the fair value will also be disclosed. These disclosures will be made on [Form 8-K][Form 10-D] filed under the CIK number of the depositor.

[The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of Fifth Third Bank [on or] after the Closing Date. To the extent the depositor’s retained economic interest is intended to satisfy the requirements of Regulation RR, the depositor will not transfer or enter into any hedging transaction with respect to its retained economic interest except as permitted under the risk retention rules.

[THE CAP PROVIDER] [THE SWAP COUNTERPARTY]

[[●] will be the [swap counterparty][cap provider] if any floating rate notes are issued. [●] is the principal subsidiary of [●], a [●]. [●] is a [●] with its principal place of business located at [●].

[Insert disclosure required by Item 1115 of Regulation AB.]

Upon the occurrence of an event of default or termination event specified in each Interest Rate [Cap][Swap] Agreement, if any, the Interest Rate [Cap][Swap] Agreement may be replaced with a replacement interest rate [cap][swap] agreement as described in “The Notes—Interest Rate [Cap][Swap] Agreement.”

Fifth Third Bank, the depositor and their respective affiliates may maintain normal commercial banking relationships with the [cap provider][swap counterparty] and its affiliates.]

[Insert required financial information for the swap counterparty if the significance percentage of the interest rate swap agreement is more than 10% as required by Item 1115(b) of Regulation AB.]

THE ASSET REPRESENTATIONS REVIEWER

[__], a [__], has been appointed as asset representations reviewer pursuant to an agreement among the servicer, the issuer and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving retail installment sale contract receivables.]

The asset representations reviewer is not affiliated with the sponsor, the servicer, FTH LLC, the depositor, the issuing entity, the indenture trustee, the Delaware trustee, the owner trustee[, the cap provider][, the swap counterparty] or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. The asset representations reviewer may not resign unless the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the servicer, FTH LLC, the depositor, the indenture trustee, the Delaware trustee, the owner trustee or any person hired by the sponsor or any underwriter to perform pre-closing due diligence work on the receivables. Upon the occurrence of such an event, the asset representations reviewer will promptly resign and the servicer will appoint a successor asset representations reviewer. All reasonable costs and expenses incurred in connection with the required resignation of the asset representations reviewer will be paid by the [predecessor asset representations reviewer][servicer]. Any resignation, removal or substitution of the asset representations reviewer, or the appointment of a new asset representations reviewer, will be reported by the depositor in the Form 10-D related to the collection period in which such change occurs, together with a description of the circumstances surrounding the change and, if applicable, information regarding the new asset representations reviewer.

The asset representations reviewer will be responsible for reviewing the Subject Receivables (as defined under “The Transaction Documents—Asset Representations Review”) for compliance with the Pool Asset Representations, as described in the asset representations review agreement. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “The Transaction Documents—Fees and Expenses” below. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described in this section and “The Transaction Documents—Assets Representations Review.” The asset representations reviewer is not liable for any action taken, or not taken, in good faith under the asset representations review agreement. The servicer is required under the asset representations review agreement to provide the asset representations reviewer copies of the receivable files and to make available to the asset representations reviewer the related contracts and records maintained by it during normal business hours in connection with a review of the receivables. The asset representations reviewer will be required to keep all information about the receivables obtained by it confidential and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. The servicer will indemnify the asset representations reviewer for liabilities and damages resulting from the asset representations reviewer’s performance of its obligations under the asset representations review agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or as a result of any breach of representations made by the asset representations reviewer in the asset representations review agreement.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Fifth Third Bank, as originator, sponsor, servicer and administrator, is a wholly-owned indirect subsidiary of Bancorp. FTH LLC is a wholly-owned special purpose subsidiary of Fifth Third Bank. The depositor is a wholly-owned special purpose subsidiary of FTH LLC. The issuing entity is a [wholly-owned] special purpose subsidiary of the depositor. [Additionally, Fifth Third Bank, FTH LLC, the depositor and Fifth Third Securities Inc., one of the underwriters, are affiliates.] The owner trustee, the Delaware trustee and the indenture trustee [and the [cap provider][swap counterparty]] are entities that the sponsor and its affiliates may have other banking relationships with directly or through their affiliates in the ordinary course of their businesses. In some instances the owner trustee, the Delaware trustee [, the [cap provider][swap counterparty]] and the indenture trustee may be acting in similar capacities for other asset-backed transactions of the sponsor for similar or other asset types. [Add disclosure if any credit enhancement provider, trustee or asset representations reviewer is an affiliate of any other party to the transactions.]

THE RECEIVABLES POOL

The Receivables

The issuing entity will own a pool of receivables consisting of motor vehicle retail installment sale contracts and motor vehicle installment loans secured by new and used automobiles, light-duty trucks, vans and other motor vehicles. The pool will consist of the receivables that the originator will sell to FTH LLC, which FTH LLC will in turn sell to the depositor on the closing date, and which the depositor will simultaneously transfer to the issuing entity on the closing date. The receivables will include payments on the receivables that are made on and after the cut-off date. [Approximately [●]% of the receivables in the [statistical] pool (by aggregate principal balance as of the [statistical] cut-off date) are evidenced by electronic contracts.]

The Receivables Pool

The receivables to be sold, transferred, assigned, or otherwise conveyed to the issuing entity, also known as the “receivables pool,” will be selected based upon the satisfaction of several criteria, including that each receivable:

•	was originated out of the sale of or is secured by a new vehicle or a used vehicle;

•	requires substantially equal monthly payments to be made by the related obligor;

•	has an obligor which is not a government or governmental subdivision or agency and is not shown on the servicer’s records as a debtor in a pending bankruptcy proceeding; and

•	was not more than 30 days delinquent on the cut-off date.

Each of the receivables will be selected using selection procedures that were not known or intended by the depositor, FTH LLC or the originator to be adverse to the issuing entity.

[The characteristics set forth in this section are based on the statistical pool of receivables as of the statistical cut-off date. The statistical pool consists of receivables owned by the originator that met the criteria set forth under “The Receivables Pool—Criteria Applicable to Selection of Receivables” below as of the statistical cut-off date. In addition, some amortization of the receivables will have occurred since the statistical cut-off date and some receivables included in the statistical pool will have prepaid in full or have been determined not to meet the eligibility criteria described below and therefore will not be included in the receivables pool. The receivables pool will be selected from (i) the statistical pool and (ii) other receivables owned by the originator but which, in each case, satisfy the eligibility criteria as of the actual cut-off date. The characteristics of the receivables pool sold to the issuing entity on the closing date as of the actual cut-off date may vary somewhat from the characteristics of the actual receivables as of the statistical cut-off date illustrated in the tables below. Any variance between the characteristics of the statistical pool and the actual pool will not be material.]

Calculation Methods

Each of the receivables included in the receivables pool is a contract or loan where the allocation of each payment between interest and principal is calculated using the Simple Interest Method.

Exceptions to Underwriting Criteria

As described in “The Originator—Underwriting,” under Fifth Third Bank’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by a credit analyst based on Fifth Third Bank’s electronic decisioning model. [Fifth Third Bank does not intend to include any motor vehicle loan that was originated as an exception to its underwriting policies in the pool of receivables to be sold to the issuing entity on the closing date.] [Insert disclosure regarding any motor vehicle loan that was originated under an exception to Fifth Third Bank’s underwriting criteria, including the nature of any such exception and any compensating factors that were used to make the determination to include any such motor vehicle loan in the pool of receivables sold to the issuing entity on the closing date, in accordance with Item 1111(a)(8) of Regulation AB.] Fifth Third Bank, on behalf of the depositor, conducted a review of the receivables in the pool to be sold to the issuing entity on the closing date, to determine if any receivable was originated pursuant to an exception to Fifth Third Bank’s underwriting criteria. [Based on the review, none of the receivables in the receivables pool were originated with exceptions to Fifth Third Bank’s underwriting criteria in effect at the time the respective receivable was originated.]

Criteria Applicable to Selection of Receivables

The receivables sold to the issuing entity on the closing date will be selected for inclusion in the receivables pool by several criteria. These criteria include, among other things, the requirement that each receivable:

•	had a remaining term to maturity, as of the cut-off date, of at least [●] months;

•	had an original maturity of not more than [●] months;

•	had not been identified in the records of the servicer as relating to an obligor who was in bankruptcy proceedings, as of the cut-off date; and

•	had no payment more than 30 days past due, as of the cut-off date.

[Insert any additional criteria applied to the selection of the receivables sold to the issuing entity on the closing date in accordance with Item 1111(a)(8) of Regulation AB.]

[Additional receivables sold by the depositor to the issuing entity during the [revolving period] [pre-funding period] must meet substantially similar criteria. However, these criteria will not ensure that each subsequent pool of additional receivables will share the exact characteristics of the initial pool of receivables. As a result, the composition of the aggregate pool of receivables will change if additional receivables are purchased by the issuing entity during the [revolving period] [pre-funding period].] [Insert any additional requirements for receivables that may be added to the pool during the revolving period or pre-funding period in accordance with Item 1103(a)(5)(vi) of Regulation AB.]

The receivables will be selected from the portfolio of retail installment sale contracts and installment loans for new and used vehicles acquired by the originator from dealers or originated directly by the originator and serviced by the servicer, in each case meeting the criteria described above. No selection procedures believed by the originator to be materially adverse to the noteholders will be utilized in selecting the receivables. As of the [statistical] cut-off date, no receivable in the [statistical] pool has a scheduled maturity later than [●] [●], 20[●] and approximately [●]% of the receivables in the [statistical] pool were evidenced by electronic contracts.

[As of the statistical cut-off date, the receivables in the statistical pool described in this prospectus had an aggregate principal balance of $[●].] As of the cut-off date, the receivables sold to the issuing entity on the closing date [are expected to have][had] an aggregate initial principal balance of approximately $[●].

The composition, geographic distribution by state of the obligor, distribution by outstanding principal balance, distribution by contract rate, distribution by remaining term and distribution by FICO® score, in each case of the receivables as of the [statistical] cut-off date, are set forth in the tables below.

[Criteria Applicable to the Selection of Additional Receivables During the Revolving Period]

[The additional receivables sold to the issuing entity during the revolving period will be selected from Fifth Third Bank’s portfolio based on several criteria. These criteria include the requirements that each additional receivable:

•	is secured by a new or used automobile or light-duty truck;

•	is a simple interest receivable;

•	was originated in the United States;

•	provides for level monthly payments which may vary from one another by no more than $[ ];

•	[was or will be originated or acquired by Fifth Third Bank in the ordinary course of business;]

•

has an original term of [●] to [●] months, provided that following the addition of all additional receivables on each subsequent cut-off date, the sum of the amount financed of all additional receivables as of the applicable cut-off date sold to the issuing entity with an original term in excess of [●] months may not exceed [●]% of the aggregate amount financed of all additional receivables sold to the issuing entity, between [●] and [●] months may not exceed [●]% of the aggregate amount financed of all additional receivables sold to the issuing entity and less than or equal to [●] months must be greater than or equal to [●]% of the aggregate amount financed of all additional receivables sold to the issuing entity;

•	was not more than [30] days past due;

•	has a remaining term as of its subsequent cut-off date of not less than [●] months; and

•	at least one payment has been made.

[Insert any additional criteria applied to the selection of the additional receivables.]

Following the addition of the additional receivables on each subsequent cut-off date:

•

[the sum of the amount financed of all additional receivables as of the applicable cut-off date sold to the issuing entity secured by used vehicles may not exceed [●] % of the aggregate amount financed of all additional receivables sold to the issuing entity;]

•	[the weighted average FICO® score related to the obligor on all additional receivables as of the applicable cut-off date sold to the issuing entity is at least [●];]

•	the percentage of all additional receivables without a FICO® score or those related to business obligors as of the applicable cut-off date sold to the issuing entity does not exceed [●]%;

•	[the percentage of all additional receivables with a FICO® score less than [●] as of the applicable cut-off date sold to the issuing entity does not exceed [●]%;]

•	[the weighted average loan-to-value ratio (or “LTV”) of all additional receivables as of the applicable cut-off date sold to the issuing entity is at most [●];] and

•	[the weighted average rate of all additional receivables as of the applicable cut-off date sold to the issuing entity is at least [●]%].

The additional receivables will be selected from Fifth Third Bank’s portfolio of receivables that meet the criteria described above and other administrative criteria utilized by Fifth Third Bank from time to time. We believe that no selection procedures adverse to the noteholders will be utilized in selecting the additional receivables, but there will not be any independent verification of the depositor’s determination that subsequent receivables satisfy the above criteria. After the funding period ends, to the extent required by applicable rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we will file a report on Form 10-D with the SEC that gives the required information in respect of the final pool of receivables for the issuing entity.]

Composition of the Receivables Pool

as of the [Statistical] Cut-off Date

Number of Receivables		[●]
Aggregate Outstanding Principal Balance	$	[●]
Outstanding Principal Balance
Average	$	[●]
Minimum	$	[●]
Maximum	$	[●]
Contract Rate
Weighted Average(1)		[●]%
Minimum		[●]%
Maximum		[●]%
Original Term (Months)
Weighted Average(1)		[●] months
Minimum		[●] months
Maximum		[●] months
Remaining Term (Months)
Weighted Average(1)		[●] months
Minimum		[●] months
Maximum		[●] months
Percentage By Principal Balance of New Vehicles		[●]%
Percentage By Principal Balance of Used Vehicles		[●]%
FICO® Score(2)
Weighted Average(1)		[●]
Minimum		[●]
Maximum		[●]
Weighted Average LTV(1)(3)		[●]%

(1)	Weighted by outstanding principal balance as of the [statistical] cut-off date.
(2)

FICO® scores are calculated as of the origination of the related receivables and exclude obligors for which no FICO® score was available as of origination of the related receivable. FICO® is a federally registered trademark of Fair Isaac Corporation. A FICO® score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess credit risk. Data from an independent credit reporting agency, such as FICO® score, is one of several factors that may be used by the originator in its credit scoring system to assess the credit risk associated with each applicant, see “The Originator” in this prospectus. FICO® scores are based on independent third-party information, the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables.

(3)

The LTV for a receivable secured by a new vehicle is equal to the original amount financed divided by the manufacturer’s suggested retail price for that vehicle. The LTV for a receivable secured by a used vehicle is equal to the original amount financed divided by the retail price for that vehicle as set forth in the applicable N.A.D.A. Official Used Car Guide or Kelly Bluebook. There can be no assurance that the retail price for a used vehicle set forth in the applicable N.A.D.A. Official Used Car Guide or Kelly Bluebook, as applicable, reflects the amount that could be realized upon a sale of the related vehicle, and such retail price represents N.A.D.A.’s or Kelly’s opinion, as applicable, of the retail price for such used vehicle. Amounts relating to LTV are calculated excluding LTVs for which no manufacturer’s suggested retail price or retail price for that vehicle was available.

Geographic Distribution of the Receivables Pool

as of the [Statistical] Cut-off Date

State(1)	Number of Receivables	Outstanding Principal Balance	Percentage of Outstanding Aggregate Principal Balance(2)
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
[●]	[●]	$[●]	[●]%
Other(3)	[●]	$[●]	[●]%

Total:	[●]	$[●]	[●]%

(1)	Based on the billing addresses of the obligors as of the [statistical] cut-off date.
(2)	May not add to 100.0% due to rounding.
(3)	“Other” represents those obligors whose state of residence comprises less than 0.5% of the total aggregate outstanding principal balance of the receivables.

Distribution by Outstanding Principal Balance of the Receivables Pool

as of the [Statistical] Cut-off Date

Range of Outstanding Principal Balances ($)	Number of Receivables	Outstanding Principal Balance	Percentage of Aggregate Outstanding Principal Balance(1)
[0.01 - 5,000.00]	[●]	$[●]	[●]%
[5,000.01 - 10,000.00]	[●]	$[●]	[●]%
[10,000.01 - 15,000.00]	[●]	$[●]	[●]%
[15,000.01 - 20,000.00]	[●]	$[●]	[●]%
[20,000.01 - 25,000.00]	[●]	$[●]	[●]%
[25,000.01 - 30,000.00]	[●]	$[●]	[●]%
[30,000.01 - 35,000.00]	[●]	$[●]	[●]%
[35,000.01 - 40,000.00]	[●]	$[●]	[●]%
[40,000.01 - 45,000.00]	[●]	$[●]	[●]%
[45,000.01 - 50,000.00]	[●]	$[●]	[●]%
[50,000.01 - 55,000.00]	[●]	$[●]	[●]%
[55,000.01 - 60,000.00]	[●]	$[●]	[●]%
[60,000.01 - 65,000.00]	[●]	$[●]	[●]%
[65,000.01 - 70,000.00]	[●]	$[●]	[●]%
[70,000.01 - 75,000.00]	[●]	$[●]	[●]%

[Greater than or Equal to 75,000.01]	[●]	$[●]	[●]%

Total:	[●]	$[●]	[●]%

(1)	May not add to 100.0% due to rounding.

Distribution by Contract Rate of the Receivables Pool

as of the [Statistical] Cut-off Date

Range of Contract Rates (%)	Number of Receivables	Outstanding Principal Balance	Percentage of Aggregate Outstanding Principal Balance(1)
[0.000 to 1.000]	[●]	$[●]	[●]%
[1.001 to 2.000]	[●]	$[●]	[●]%
[2.001 to 3.000]	[●]	$[●]	[●]%
[3.001 to 4.000]	[●]	$[●]	[●]%
[4.001 to 5.000]	[●]	$[●]	[●]%
[5.001 to 6.000]	[●]	$[●]	[●]%
[6.001 to 7.000]	[●]	$[●]	[●]%
[7.001 to 8.000]	[●]	$[●]	[●]%
[8.001 to 9.000]	[●]	$[●]	[●]%
[9.001 to 10.000]	[●]	$[●]	[●]%
[11.001 to 12.000]	[●]	$[●]	[●]%

Total:	[●]	$[●]	[●]%

(1)	May not add to 100.0% due to rounding.
[(2)	Less than 0.05% but greater than 0.00%.]

Distribution by Remaining Term to Maturity of the Receivables Pool

as of the [Statistical] Cut-off Date

Range of Remaining Term to Maturity (in months)(1)	Number of Receivables	Outstanding Principal Balance	Percentage of Aggregate Outstanding Principal Balance(2)
[1 to 10]	[●]	$[●]	[●]%
[11 to 20]	[●]	$[●]	[●]%
[21 to 30]	[●]	$[●]	[●]%
[31 to 40]	[●]	$[●]	[●]%
[41 to 50]	[●]	$[●]	[●]%
[51 to 60]	[●]	$[●]	[●]%
[61 to 70]	[●]	$[●]	[●]%
[71 to 75]	[●]	$[●]	[●]%

Total:	[●]	$[●]	100.00%

(1)	Assumes that all monthly payments of simple interest loans are made on their respective due dates.
(2)	May not add to 100.0% due to rounding.

Distribution by Original FICO® Score of the Receivables Pool

as of the [Statistical] Cut-off Date

Range of FICO Scores(1)	Number of Receivables	Outstanding Principal Balance	Percentage of Outstanding Aggregate Principal Balance(2)
[650 to 689]	[●]	$[●]	[●]%
[690 to 719]	[●]	$[●]	[●]%
[720 to 739]	[●]	$[●]	[●]%
[740 to 759]	[●]	$[●]	[●]%
[760 to 779]	[●]	$[●]	[●]%
[780 to 799]	[●]	$[●]	[●]%
[800 to 819]	[●]	$[●]	[●]%
[820 to 839]	[●]	$[●]	[●]%
[840 to 859]	[●]	$[●]	[●]%
[860 to 879]	[●]	$[●]	[●]%
[880 to 899]	[●]	$[●]	[●]%

Total:	[●]	$[●]	[●]%

(1)

FICO® scores are calculated as of the origination of the related receivables and exclude obligors for which no FICO® score was available as of origination of the related receivable. FICO® is a federally registered trademark of Fair Isaac Corporation. A FICO® score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess credit risk. Data from an independent credit reporting agency, such as FICO® score, is one of several factors that may be used by the originator in its credit scoring system to assess the credit risk associated with each applicant, see “The Originator” in this prospectus. FICO® scores are based on independent third-party information, the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables.

(2)	May not add to 100.0% due to rounding.

Delinquency, Loss and Repossession Information

The tables below summarize the delinquency, repossession and net credit loss experience of the portfolio of direct and indirect automobile receivables acquired from or arranged by a dealer that are originated by Fifth Third Bank and serviced by Fifth Third Bank. The data includes all automobile receivables currently owned by Fifth Third Bank, whether originated, purchased or acquired as the result of bank mergers and reflects automobile receivables that were originated or underwritten under criteria that may be different from the receivables held by the issuing entity. [Further, the impact of the COVID-19 outbreak on the performance of the pool receivables described in this prospectus is uncertain.] Accordingly, the delinquency and loss figures presented below may not be representative of the receivables held by the issuing entity and no assurances can be given that the repossession, delinquency and loss experience presented in the following tables will be indicative of the actual experience on the receivables held by the issuing entity.

Fifth Third Bank Managed Retail Portfolio

Delinquency Experience(1)(2)(3)(4)

As of [●],
	[●]		[●]
	Dollars	Percent	Dollars	Percent
Principal Outstanding	$[●]		$[●]
Delinquencies
30-59 days	$[●]	[●]%	$[●]	[●]%
60-89 days	$[●]	[●]%	$[●]	[●]%
90-119 days	$[●]	[●]%	$[●]	[●]%
120 or more days	$[●]	[●]%	$[●]	[●]%

Total Delinquencies	$[●]	[●]%	$[●]	[●]%

As of December 31,
	[●]		[●]		[●]		[●]		[●]
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
Principal Outstanding	$[●]		$[●]		$[●]		$[●]		$[●]
Delinquencies
30-59 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
60-89 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
90-119 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
120 or more days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%

Total Delinquencies	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%

(1)	Data presented in the table is based upon retail principal balances for new and used vehicles serviced by Fifth Third Bank.
(2)

Fifth Third Bank considers a payment to be past due or delinquent when an obligor fails to make at least 90% of the scheduled monthly payment by the related due date. Fifth Third Bank measures delinquency by the number of days elapsed from the date a payment is due under the loan contract.

(3)

Fifth Third Bank generally charges-off a receivable on the earlier of (i) the date on which proceeds from the sale of the vehicle securing that receivable are applied to the contract balance and (ii) the month in which the receivable reaches its 120th day of delinquency.

(4)	Delinquencies include repossessions.

Net Credit Loss and Repossession Experience(1)

At or for the [●] Months Ended [●],
	[●]	[●]
Principal Amount of Receivables Outstanding	$[●]	$[●]
Number of Receivables Outstanding	[●]	[●]
Average Month End Principal Amount of Receivables Outstanding(2)	$[●]	$[●]
Gross Charge-Offs(3)	$[●]	$[●]
Gross Charge-Offs as a percentage of the Principal Amount of Receivables Outstanding at Period End(3)(6)	[●]%	[●]%
Gross Charge-Offs as a percentage of the Principal Amount of the Average Receivables Outstanding(2)(6)	[●]%	[●]%
Recoveries(4)	$[●]	$[●]
Net Charge-Offs(5)	$[●]	$[●]
Net Charge-Offs as a percentage of the Principal Amount of Receivables Outstanding at Period End(6)	[●]%	[●]%
Net Charge-Offs as a percentage of the Principal Amount of the Average Receivables Outstanding(2)(6)	[●]%	[●]%

At or for the 12 Months Ended December 31,
	[●]	[●]	[●]	[●]	[●]
Principal Amount of Receivables Outstanding	$[●]	$[●]	$[●]	$[●]	$[●]
Number of Receivables Outstanding	[●]	[●]	[●]	[●]	[●]
Average Month End Principal Amount of Receivables Outstanding(2)	$[●]	$[●]	$[●]	$[●]	$[●]
Gross Charge-Offs(3)	$[●]	$[●]	$[●]	$[●]	$[●]
Gross Charge-Offs as a percentage of the Principal Amount of Receivables Outstanding at Period End(3)	[●]%	[●]%	[●]%	[●]%	[●]%
Gross Charge-Offs as a percentage of the Principal Amount of the Average Receivables Outstanding(2)	[●]%	[●]%	[●]%	[●]%	[●]%
Recoveries(4)	$[●]	$[●]	$[●]	$[●]	$[●]
Net Charge-Offs(5)	$[●]	$[●]	$[●]	$[●]	$[●]
Net Charge-Offs as a percentage of the Principal Amount of Receivables Outstanding at Period End	[●]%	[●]%	[●]%	[●]%	[●]%
Net Charge-Offs as a percentage of the Principal Amount of the Average Receivables Outstanding(2)	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Data presented in the table is based upon retail principal balances for new and used vehicles financed by Fifth Third, including those that have been sold but are serviced by Fifth Third Bank.
(2)	Averages are computed by taking a simple average of the month end outstanding amounts for each period presented.
(3)

Charge-offs generally represent the total aggregate net outstanding balance of the receivables determined to be uncollectible in the period less proceeds from disposition of the related vehicles, other than recoveries described in Note (4).

(4)	Recoveries generally include the net amounts received with respect to retail contracts previously charged off.
(5)

Net Charge-offs generally represent the total aggregate net outstanding balance of receivables determined to be uncollectible during the period less proceeds from the disposition of related vehicles, including net amounts received from customers with respect to accounts previously charged off.

(6)	[Percentages have been annualized at or for the [●] months ended [●] and are not necessarily indicative of the experience for the entire year.]

Delinquency Experience Regarding the [Statistical] Pool of Receivables

The servicer considers a receivable delinquent when an obligor fails to make at least 90% of a scheduled payment by the related due date. The period of delinquency is based on the number of days payments are contractually past due. None of the receivables in the pool sold to the issuing entity on the closing date will be more than 30 days delinquent as of the cut-off date. The following table sets forth the delinquency experience regarding the pool of receivables.

Historical Delinquency Status	Number of Receivables	Percent of Total Number of Receivables	Outstanding Principal Balance	Percent of Total Outstanding Principal Balance
Delinquent no more than once for 30-59 days(1)	[●]	[●]%	$[●]	[●]%
Delinquent more than once for 30-59 days but never for 60 days or more	[●]	[●]%	$[●]	[●]%
Delinquent at least once for 60 days or more	[●]	[●]%	$[●]	[●]%

(1)	“Delinquent no more than once for 30-59 days” represents accounts that were delinquent 1 time but never exceeded 59 days past due.

Static Pool Information About Certain Previous Receivables Pools

Appendix A, attached to this prospectus, sets forth characteristics of all motor vehicle retail installment sale contracts and installment loans originated and serviced by Fifth Third Bank by vintage origination year and by publicly securitized receivables pool if such securitized pool had characteristics similar to this pool of receivables, including the number of receivables, the aggregate original and the month-end principal balance, the average original and the month-end principal balance, the weighted average contract rate, the weighted average age, the weighted average original term, the weighted average remaining term, the minimum FICO® score, the maximum FICO® score and the weighted average FICO® score, the distribution of the pool of receivables by the range of contract rate, the percentage new, the percentage used, the weighted average LTV, the pool factor, and the geographic distribution, and information with respect to the monthly delinquency rates, the monthly pool factor, the monthly prepayment speeds and the monthly cumulative net charge-off of the pool of receivables.

The static pool information is presented both by month for originations in the last five years and by securitized pool for each prior public securitization sponsored by Fifth Third Bank in the last five years if such securitized pool had characteristics similar to this pool of receivables.

The characteristics of receivables included in the static pool data discussed above, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the receivables in this transaction and the social, economic and other conditions existing at the time when the receivables in this transaction were originated and those that will exist in the future when the receivables in the current transaction are required to be repaid. [Further, the impact of the COVID-19 outbreak on the performance of the pool of receivables described in this prospectus is uncertain.] As a result, there can be no assurance that the static pool data referred to above will correspond to or be an accurate predictor of the performance of this receivables securitization transaction.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

Repurchase and Replacements

[No assets securitized by Fifth Third Bank were the subject of a demand to repurchase or replace for breach of the representations and warranties during the three-year period ended [●] [●], 20[●].][The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by Fifth Third Bank during the period from [                ], 20[    ] to [                ], 20[    ].]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator	Receivables that Were Subject of Demand	Receivables That Were Repurchased or Replaced	Receivables Pending Repurchase or Replacement (within cure period)	Demand in Dispute	Demand Withdrawn	Demand Rejected
Fifth Third Auto Trust 20[ ]-[ ]	#	Originator 1	# $%	# $%	# $%	# $%	# $%	# $%	# $%
Fifth Third Auto Trust 20[ ]-[ ]	#	Originator 2	# $%	# $%	# $%	# $%	# $%	# $%	# $%

Please refer to the Form ABS-15G filed by Fifth Third Bank on [●] [●], 20[●] for additional information. The CIK number of Fifth Third Bank is 0000035528.

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)], including the initial asset-level data (as defined under “Asset Level Information”), and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, Fifth Third Bank identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by Fifth Third Bank’s senior management to ensure the accuracy of such descriptions. Fifth Third Bank also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Members of Fifth Third Bank’s capital markets group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, Fifth Third Bank also performed a review of the receivables in the receivables pool to confirm that those receivables satisfied the criteria set forth under “The Receivables Pool—Criteria Applicable to Selection of Receivables” in this prospectus. The first aspect of that review tested the accuracy of the individual receivables data contained in Fifth Third Bank’s data tape. The data tape is an electronic record maintained by Fifth Third Bank, which includes certain attributes of the receivables. Fifth Third Bank selected a random sample of [●] receivable files, [●] of which relate to the receivables in the receivables pool, to confirm certain data points such as maturity date, monthly payment and interest rate conformed to the applicable information on the data tape. A second aspect of that review consisted of a comparison of the statistical information contained under “The Receivables Pool” and in the initial asset level data to data in, or derived from, the data tape and the initial asset level data. Statistical information relating to the receivables in the pool was recalculated using the applicable information on the data tape. In addition to this review, Fifth Third Bank performs periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes.

[As described under “The Receivables Pool,” some of the information in this prospectus pertains to a statistical pool rather than the actual pool of receivables to be transferred to the issuing entity. The actual pool will be substantially similar to the statistical pool in all respects. The characteristics of the receivables sold to the issuing entity on the closing date will not vary materially from the characteristics of the receivables in the statistical pool as described in this prospectus. Any additional receivables to be added will be selected from the same or similar data tapes created from Fifth Third Bank’s auto loan databases in the same manner as the data tape used to select the statistical pool. Fifth Third Bank and the depositor believe that the verification of certain information, numeric comparisons and recalculations, internal control reviews and other review procedures described above provide similar reasonable assurance that the information in Fifth Third Bank’s auto loan databases and data tape relating to the actual pool is accurate in all material respects.]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all finding and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus, including the initial asset level data, is accurate in all material respects.

[For receivables sold the issuing entity during the [revolving period] [pre-funding period], the issuing entity will disclose on Form 10-D related to the end of the [revolving period] [pre-funding period] and on Form 10-D related to the last monthly period of the issuing entity’s fiscal year any subsequent receivables sold to the issuing entity after the initial cut-off date that constitute exceptions to Fifth Third Bank’s underwriting criteria.]

ASSET LEVEL INFORMATION

The issuing entity has provided asset-level information regarding the receivables that will be owned by the issuing entity as of the Closing Date (the “asset-level data”) as an exhibit to a Form ABS-EE filed by the issuing entity by the date of the filing of this prospectus, which is hereby incorporated by reference. The asset-level data comprises each of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each receivable, the related asset number, the reporting period covered, general information about the receivable, information regarding the related financed vehicle, information about the related obligor, information about activity on the receivable, information about delinquencies on the receivables and information about modifications and charge-offs of the receivable since it was originated. In addition, the issuing entity will provide updated asset-level data with respect to the receivables each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.

WEIGHTED AVERAGE LIFE OF THE NOTES

The weighted average life of the notes will generally be influenced by the rate at which the principal balances of the receivables are paid, which payments may be in the form of scheduled payments or prepayments. Each receivable is prepayable in full by the obligor at any time. Full and partial prepayments on motor vehicle receivables included in the issuing entity property will be paid or distributed to the related noteholders on the next payment date following the collection period in which they are received. To the extent that any receivable included in the issuing entity property is prepaid in full, whether by the obligor, or as the result of a repurchase by Fifth Third Bank, the actual weighted average life of the receivables included in the issuing entity property will be shorter than a weighted average life calculation based on the assumptions that payments will be made on schedule and that no prepayments will be made. Weighted average life means the average amount of time until the entire principal amount of a receivable is repaid. Full prepayments may also result from liquidations due to default, receipt of proceeds from theft, physical damage, credit life and credit disability insurance policies, repurchases by Fifth Third Bank as a result of the failure of a receivable to meet the criteria set forth in the transaction documents, as a result of a breach of covenants with respect to the receivables, or purchases made by the servicer as a result of a breach of covenants made by it related to its servicing duties in the transaction documents. In addition, early retirement of the notes may be effected at the option of the servicer to purchase the remaining receivables included in the issuing entity property when the outstanding balance of receivables has declined to a specified percentage. See “The Transaction Documents—Optional Redemption.”

The rate of full prepayments by obligors on the receivables may be influenced by a variety of economic, social and other factors. These factors include the unemployment rate, servicing decisions, seasoning of loans, destruction of vehicles by accident, loss of vehicles due to theft, sales of vehicles, market interest rates, the availability of alternative financing and restrictions on the obligor’s ability to sell or transfer the financed vehicle securing a receivable without the consent of the servicer. Any full prepayments or partial prepayments applied immediately will reduce the average life of the receivables.

The originator can make no prediction as to the actual prepayment rates that will be experienced on the receivables included in the issuing entity property in either stable or changing interest rate environments. Noteholders will bear all reinvestment risk resulting from the rate of prepayment of the receivables included in the issuing entity property.

MATURITY AND PREPAYMENT CONSIDERATIONS

The following information is provided solely to illustrate the effect of prepayments of the receivables on the unpaid principal amounts of the notes and the weighted average life of the notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the receivables.

Prepayments on receivables can be measured against prepayment standards or models. The model used in this prospectus, the absolute prepayment model, or “ABS,” assumes a rate of prepayment each month which is related to the original number of receivables in a pool of receivables. ABS also assumes that all of the receivables in a pool are the same size, that all of those receivables amortize at the same rate, and that for every month that any individual receivable is outstanding, payments on that particular receivable will either be made as scheduled or the receivable will be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, if a 1% ABS were used, that would mean that 100 receivables would prepay in full each month. The percentage of prepayments that is assumed for ABS is not a historical description of prepayment experience on pools of receivables or a prediction of the anticipated rate of prepayment on either the pool of receivables involved in this transaction or on any pool of receivables. You should not assume that the actual rate of prepayments on the receivables will be in any way related to the percentage of prepayments that was assumed for ABS.

The tables below which are captioned “Percent of the Initial Note Balance Outstanding at Various ABS Percentages” (the “ABS Tables”) are based on ABS and were prepared using the following assumptions:

•	the issuing entity holds [●]pools of receivables with the following characteristics:

Pool	Outstanding Principal Balance	Weighted Average Coupon	Weighted Average Original Term to Maturity (in Months)	Weighted Average Remaining Term to Maturity (in Months)
1	$[●]	[●]%	[●]	[●]
2	$[●]	[●]%	[●]	[●]
3	$[●]	[●]%	[●]	[●]
4	$[●]	[●]%	[●]	[●]
5	$[●]	[●]%	[●]	[●]
6	$[●]	[●]%	[●]	[●]
7	$[●]	[●]%	[●]	[●]

Total	$[●]

•

the scheduled payment for each receivable was calculated on the basis of the characteristics described in the assumptions set forth above and in such a way that each receivable would amortize in a manner that would be sufficient to repay the receivable balance of that receivable by its indicated remaining term to maturity;

•	all prepayments on the receivables each month are made in full at the specified constant percentage of ABS and there are no defaults, losses or repurchases;

•

interest accrues on the notes at the following per annum coupon rates: Class A-1 notes, [●]%; Class A-2[-A] notes, [●]%; [Class A-2-B notes, [●]%]; Class A-3 notes, [●]%; Class A-4 notes, [●]%; and Class B notes, [●]%;

•	each scheduled payment on the receivables is made on the last day of each month commencing in [●], and each month has 30 days;

•

the initial note amount of the Class A-1 notes, [the Class A-2 notes,] the Class A-3 notes, the Class A-4 notes and the Class B notes are equal to the initial note amount for that class of notes as set forth on the front cover of this prospectus[;] [and the initial note amount of the Class A-2-A notes and Class A-2-B notes are $[●]and $[●], respectively;]

•	payments on the notes are paid in cash on each payment date commencing [•] [•], 20[•], and on the [15th] calendar day of each subsequent month whether or not that day is a business day;

•	the notes are purchased on [•];

•	the Class A-1 notes [and the Class A-2-B] notes will be paid interest on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year;

•	the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes and the Class B notes will be paid interest on the basis of a 360-day year consisting of twelve 30-day months;

•

the scheduled payment for each receivable was calculated on the basis of the characteristics described in the ABS Tables and in such a way that each receivable would amortize in a manner that would be sufficient to repay the receivable balance of that receivable by its indicated remaining term to maturity;

•	except as indicated in the tables, the clean-up call option to redeem the notes will be exercised at the earliest opportunity;

•	the servicing fee rate will be [1.00]% per annum and all other fees will equal $0[; and]

•	[$[ ] will be deposited in the pre-funding account on the closing date; and]

•	[all of the funds in the pre-funding account are used to purchase additional receivables; and]

•	[all other fees will equal $0; and]

•	[insert assumptions related to revolving period].

The ABS Tables were created relying on the assumptions listed above. The tables indicate the percentages of the original outstanding balances of each class of notes that would be outstanding after each of the listed payment dates if certain percentages of ABS are assumed. The ABS Tables also indicate the corresponding weighted average lives of each class of notes if the same percentages of ABS are assumed. The assumptions used to construct the ABS Tables are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under various prepayment scenarios. The actual characteristics and performance of the receivables may differ materially from the assumptions used to construct the ABS Tables.

As used in the ABS Tables, the “weighted average life” of a class of notes is determined by:

•	multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date;

•	adding the results; and

•	dividing the sum by the related original outstanding balance of the note.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class A-1 Notes

Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

Weighted Average Life (Years) to Call(1)	[●]	[●]	[●]	[●]	[●]	[●]
Weighted Average Life (Years) to Maturity(2)	[●]	[●]	[●]	[●]	[●]	[●]

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class A-2 Notes

Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

Weighted Average Life (Years) to Call(1)	[●]	[●]	[●]	[●]	[●]	[●]
Weighted Average Life (Years) to Maturity(2)	[●]	[●]	[●]	[●]	[●]	[●]

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class A-3 Notes

Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

Weighted Average Life (Years) to Call(1)	[●]	[●]	[●]	[●]	[●]	[●]
Weighted Average Life (Years) to Maturity(2)	[●]	[●]	[●]	[●]	[●]	[●]

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class A-4 Notes

Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

Weighted Average Life (Years) to Call(1)	[●]	[●]	[●]	[●]	[●]	[●]
Weighted Average Life (Years) to Maturity(2)	[●]	[●]	[●]	[●]	[●]	[●]

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

Percent of the Initial Outstanding Balance at Various ABS Percentages

Class B Notes

Payment Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Closing Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

Weighted Average Life (Years) to Call(1)	[●]	[●]	[●]	[●]	[●]	[●]
Weighted Average Life (Years) to Maturity(2)	[●]	[●]	[●]	[●]	[●]	[●]

(1)	Assumes that the servicer exercises its clean-up call option at the earliest possible opportunity.
(2)	Assumes that the servicer does not exercise its clean-up call option.

THE NOTES

General

The notes will be issued pursuant to the terms of the indenture, a form of which has been filed as an exhibit to the registration statement, to be dated as of the closing date between the issuing entity and the indenture trustee for the benefit of the noteholders. We will file a copy of the finalized indenture with the SEC concurrently with or prior to the time we filed this prospectus with the SEC. Each noteholder will have the right to receive payments made with respect to the receivables and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture. [•] will be the “indenture trustee.” You may contact the indenture trustee at [•] or by calling [•].

All payments required to be made on the notes will be made monthly on each payment date, which will be the [15th] day of each month or, if that day is not a business day, then the next business day beginning [•].

The indenture trustee will distribute principal and interest on each payment date to holders in whose names the notes were registered on the latest record date.

For each class of book-entry notes, the “record date” for each payment date or redemption date is the close of business on the business day immediately preceding that payment date or redemption date. For notes issued as definitive notes, the record date for any payment date or redemption date is the close of business on the last business day of the calendar month immediately preceding the calendar month in which such payment date or redemption date occurs. See “The Notes—Definitive Notes.”

The initial principal amount, interest rate and final scheduled payment date for each class of notes is set forth on the cover page to this prospectus.

Distributions to the certificateholders will be subordinated to distributions of principal of and interest on the notes to the extent described in “The Transaction Documents—Priority of Payments.”

[Principal payments will not be made on the notes during the revolving period. If an early amortization event occurs, the revolving period will end and noteholders will receive payments of principal earlier than expected. See “The Notes—The Revolving Period.” [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Item 1103(a)(5) of Regulation AB.]

Delivery of Notes

The notes will be issued in the minimum denomination of $[1,000] and in integral multiples of $[1,000] in excess thereof (except for two notes of each class of notes which may be issued in a denomination other than an integral of $[1,000]) on or about the closing date in book-entry form through the facilities of DTC, Clearstream and Euroclear against payment in immediately available funds.

Book-Entry Registration

Each class of notes will be available only in book-entry form except in the limited circumstances described under “—Definitive Notes” below. All book-entry notes will be held by DTC, in the name of Cede & Co., as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream, or Euroclear, which will hold positions on behalf of their customers or participants through their respective depositories, which in turn will hold such positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global securities through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global securities and no “lock-up” or restricted period.

For notes held in book-entry form, actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the notes.

Definitive Notes

The notes will be issued in fully registered, certificated form to owners of beneficial interests in a global security or their nominees rather than to DTC or its nominee, only if:

•

the administrator advises the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes, and the administrator or the indenture trustee, as applicable, is unable to locate a qualified successor;

•	the administrator, at its option, advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•

after an event of default, beneficial note owners representing in the aggregate a majority of the outstanding principal amount of the [Controlling Class], voting as a single class, advise the indenture trustee through DTC (or its successor) in writing that the continuation of a book-entry system through DTC (or its successor) is no longer in the best interest of those owners.

Payments or distributions of principal of, and interest on, the notes will be made by a paying agent in accordance with directions of the servicer directly to holders of notes in definitive registered form in accordance with the procedures set forth in this prospectus and the indenture. Payments or distributions on each payment date and on the final scheduled payment date will be made to holders in whose names the definitive notes were registered on the Record Date. Payments or distributions will be made by wire transfer if an account has been designated by the related noteholder three business days prior to the related payment date and otherwise by check mailed to the address of each noteholder as it appears on the register maintained by the indenture trustee. The final payment or distribution on any note, whether notes in definitive registered form or notes registered in the name of Cede & Co., however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the indenture trustee or at the offices of a transfer agent or registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the issuing entity may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Notes Owned by Transaction Parties

In determining whether noteholders holding the requisite note balance have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the depositor, Fifth Third Bank or any of their respective affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the depositor, Fifth Third Bank or any of their respective affiliates.

Access to Noteholders Lists

If definitive notes are issued in the limited circumstances set forth above, or if the indenture trustee is not the registrar for the notes, the issuing entity will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each Record Date, not more than five days after that Record Date; and

•	within 30 days after receipt by the issuing entity of a written request from the indenture trustee for that list, as of a date not more than ten days before that list is furnished.

The indenture does not provide for the holding of annual or other meetings of noteholders.

Noteholder Communication

A noteholder or a beneficial owner of a note (collectively, the “Investors”) may send a request to the depositor at any time notifying the depositor that the Investor would like to communicate with other Investors with respect to an exercise of their rights under the terms of the transaction documents, including the right to request an asset representations review as set forth under “The Transaction Documents—Asset Representations Review” below. If the requesting Investor is not the record holder as reflected in the note register and is instead a beneficial owner of notes, the indenture trustee or the servicer may require no more verification than (1) a written certification from the Investor that it is a beneficial owner of notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document. The depositor will include in each Form 10-D disclosure regarding any request received during the related collection period from an Investor to communicate with other Investors related to the Investors exercising their rights under the terms of the transaction documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the Investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the Investor, stating that the Investor is interested in communicating with other Investors with regard to the possible exercise of rights under the transaction documents and a description of the method other Investors may use to contact the requesting Investor. The servicer will bear any costs associated with including the above information in the Form 10-D.

Statements to Noteholders

On or prior to the second Business Day preceding each payment date, the servicer will provide to the indenture trustee, and the indenture trustee will on each payment date forward or otherwise make available to each noteholder, a statement (prepared by the servicer) setting forth for that payment date and the related collection period, the following information:

•	the amount of the distribution on or with respect to each class of the notes allocable to principal;

•	the amount of the distribution on or with respect to each class of the notes allocable to interest;

•	the aggregate distribution amount for that payment date;

[•	the payments to any enhancement provider with respect to any credit or liquidity enhancement on that payment date;]

•	the number of, and aggregate outstanding principal balance of, the related receivables which are delinquent as of the end of the related collection period;

•	the aggregate servicing fee paid to the servicer with respect to that collection period;

•	if applicable, the amount of payment or distribution, as the case may be, allocable to the certificate distribution account;

•	the amount of collections on the receivables for that collection period;

•

the amount of any principal or interest shortfall with respect to each class of notes and the amount required from any enhancement provider[, including the reserve account and the risk retention reserve account,] to pay any shortfall;

•	the aggregate amount of proceeds received by the servicer, net of reimbursable out-of-pocket expenses, in respect of a receivable which is a defaulted receivable;

•	the Pool Factor and/or the Note Factor;

•	the Net Pool Balance;

[•	the amount remaining of any credit or liquidity enhancement, including the net retention reserve account;]

•

if applicable, a statement that the servicer has received a communication request for a noteholder interested in communicating with other noteholders regarding the possible exercise of rights under the transaction documents, the name and contact information for the requesting noteholder and the date such request was received;

•	the Delinquency Percentage and whether the Delinquency Trigger has been met or exceeded;

•	a summary of the findings and conclusions of any asset representations review conducted by the asset representations reviewer;

•	if applicable, information with respect to any change in the asset representations reviewer as required by Item 1121(d)(2) of Regulation AB; and

•	any asset level information as required by Item 1111(h) and Item 1125 of Regulation AB.

Each month the servicer will compute either a Pool Factor or a Note Factor or both a Pool Factor and a Note Factor.

The indenture trustee will make available via its internet website all reports or notices required to be provided by it. However, for so long as the issuing entity’s filings described under “Reports to Noteholders” and amendments to those filings will be publicly available at the SEC’s website at http://www.sec.gov, the indenture trustee will not make available at its internet website any of the issuing entity’s filings. The servicer will provide electronic or paper copies of such filings and other reports free of charge upon request.

Within a reasonable period of time after the end of each calendar year, but not later than the latest date permitted by applicable law, the indenture trustee will make available information required to complete federal income tax returns to each person who on any Record Date during the calendar year was a registered noteholder.

Payments of Interest

Interest on the unpaid outstanding balance of each class of notes will accrue at the applicable interest rate listed on the cover of this prospectus and will be payable monthly on each payment date. Interest will accrue during each interest accrual period at the applicable interest rate (a) for the Class A-1 notes [and the Class A-2-B notes] from and including the most recent payment date on which interest was paid (or from and including the closing date in the case of the first interest accrual period) to but excluding the following payment date or (b) for the Class A-2[-A] notes, the Class A-3 notes and the Class A-4 notes from and including the [15th] day of each calendar month preceding each payment date (or from and including the closing date in the case of the first payment period) to but excluding the [15th] day of the month in which that payment date occurs.

Interest will accrue and will be calculated on the various classes of notes as follows:

•

Actual/360. Interest on the Class A-1 notes [and the Class A-2-B notes] will be calculated on the basis of the actual number of days elapsed during the applicable interest accrual period, but assuming a 360-

day year. This means that the interest due on each payment date for the Class A-1 notes [and the Class A-2-B notes, as applicable,] will be the product of (i) the outstanding principal amount of the related class of notes, (ii) the related interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, since the closing date) to but excluding the current payment date, divided by 360.

•

30/360. Interest on the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes and the Class B notes will be calculated on the basis of a 360-day year of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes and the Class B notes will be the product of (i) the outstanding principal amount of the related class of notes, (ii) the related interest rate and (iii) 30 (or in the case of the first payment date, [•]), divided by 360.

•

Interest Accrual Periods. Interest will accrue on the outstanding principal amount of each class of notes (a) with respect to the Class A-1 notes [and the Class A-2-B notes] from the prior payment date (after giving effect to all payments made on that date) (or in the case of the first payment date, the closing date) to but excluding the following payment date or (b) with respect to the Class A-2[-A] notes, the Class A-3 notes, the Class A-4 notes and the Class B notes from the [15th] day of each calendar month (after giving effect to all payments made on that date) (or in the case of the first payment date, the closing date) to but excluding the [15th] day of the following month. Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

[The following discussion will specify all related terms of the applicable floating rate benchmark.]

[Interest on the floating rate notes will be calculated based on [insert applicable floating rate benchmark] plus the applicable spread set forth on the cover page to this prospectus[; provided that, if the sum of [insert applicable floating rate benchmark] and such spread is less than 0.00% for any interest period, then the interest rate for the floating rate notes for such interest period will be deemed to be 0.00%.] For purposes of computing interest on the floating rate notes, the following terms have the following meanings:

[__________________]

Payments of Principal

On each payment date [during the amortization period], except as described below, the First Allocation of Principal and the Second Allocation of Principal will be applied to make principal payments on the notes. Prior to an event of default, principal payments will be applied to the notes in sequential priority so that no principal payments will be made on any class of notes until all notes with an earlier final scheduled payment date have been paid in full. Thus, on each payment date, the amounts on deposit in the principal distribution account will be applied to the notes as follows:

•	first, to the Class A-1 notes, until the Class A-1 notes are paid in full;

•	second, to the Class A-2[-A] notes [and Class A-2-B notes, ratably], until the Class A-2[-A] notes [and Class A-2-B notes] are paid in full;

•	third, to the Class A-3 notes, until the Class A-3 notes are paid in full;

•	fourth, to the Class A-4 notes, until the Class A-4 notes are paid in full; and

•	fifth, to the Class B notes, until the Class B notes are paid in full.

At any time that the outstanding amounts of the notes have been declared due and payable following the occurrence of an event of default under the indenture, principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full, and then ratably to all other Class A noteholders on each payment date, based on the outstanding balance of each class of Class A notes (other than the Class A-1 notes), until the Class A notes have been paid in full and then to the Class B noteholders until the Class B notes have been paid in full. Such payments will be made from Available Funds and other amounts, including all amounts held on deposit in the reserve account [and the risk retention reserve account].

To the extent not previously paid prior to those dates, the outstanding amount of each class of notes will be payable in full on the payment date specified below (each, a “final scheduled payment date”):

•	for the Class A-1 notes, the [•] payment date;

•	for the Class A-2[-A notes and the Class A-2-B] notes, the [•] payment date;

•	for the Class A-3 notes, the [•] payment date;

•	for the Class A-4 notes, the [•] payment date; and

•	for the Class B notes, the [•] payment date.

Failure to pay the full principal amount of a class of notes by the applicable final scheduled payment date or redemption date will be an event of default under the indenture.

Payments of Principal on each Payment Date (other than

Payment Dates after the Notes Have Been Accelerated

Following the Occurrence of an Event of Default)

[The Revolving Period]

[During the revolving period, noteholders will not receive principal payments. Instead, on each payment date during the revolving period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional receivables to be purchased from the depositor.

The issuing entity will purchase additional receivables meeting the eligibility requirements described in “The Receivables Pool—Criteria Applicable to the Selection of Receivables.” The purchase price for each additional receivable will be [insert formula for determining purchase price].

The depositor will seek to purchase additional receivables from FTH LLC, with a purchase price equal to the reinvestment amount, to the extent of available funds. The sponsor will seek to make receivables available to FTH LLC as additional receivables in an amount approximately equal to the amount of the available funds, but it is possible that the sponsor will not have sufficient additional receivables for this purpose. Any portion of available funds that is not used to purchase additional receivables on a payment date during the revolving period will be applied on subsequent payment dates in the revolving period to purchase additional receivables. Noteholders will be notified of the purchase of additional receivables on Form 10-D.

The amount of additional receivables will be determined by the amount of cash available from payments and prepayments on existing receivables. [There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of additional receivables that can be purchased during the revolving period.] [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Item 1103(a)(5) of Regulation AB.]

The revolving period consists of the collection periods beginning with the [_____] collection period and ending with the [__________] collection period and the related payment dates. Reinvestments in additional receivables will be made on each payment date related to those collection periods. The revolving period will terminate sooner if an Early Amortization Event occurs in one of those collection periods, in which case the amortization period will begin and no reinvestment in additional receivables will be made on the related payment date. During the amortization period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth above in “— Payments of Principal.”

An “Early Amortization Event” will occur if:

•	[the amount on deposit in the reserve account is less than the specified reserve account balance for two consecutive months;

•	an event of default occurs as described under “The Indenture—Events of Default”; or

•	a servicer replacement event occurs as described under “The Transaction Documents—Servicer Replacement Events.”

The occurrence of an Early Amortization Event is not necessarily an event of default under the indenture.]

An “amortization period” is the period during which an amount of principal is payable to holders of notes which, during the revolving period, were not entitled to such payments. During an amortization period all or a portion of principal collections on the receivables may be applied as specified above for a revolving period and, to the extent not so applied, will be distributed to the classes of notes.]

[Insert any additional limitation on the ability of the issuing entity to acquire additional receivables in accordance with Item 1103(a)(5) of Regulation AB.]

[The sale agreement, servicing agreement and indenture provide for a pre-funding arrangement which will be limited to a period not to exceed twelve months. Under the pre-funding arrangement, the issuing entity commits to purchase additional receivables from the depositor following the date on which the issuing entity is established and the notes are issued. The pre-funding arrangement will require that any subsequent receivables transferred to the issuing entity conform to the requirements and conditions in the sale agreement and servicing agreement, including all of the same eligibility criteria as the initial receivables. The servicer will establish an account, known as the pre-funding account, in the name of the indenture trustee for the benefit of the noteholders. Up to 25% of the proceeds received from the sale of the notes will be deposited into the pre-funding account on the Closing Date and thereafter funds will be released on one or more occasions during a specified period to purchase subsequent receivables from the depositor. Upon each conveyance of subsequent receivables to the issuing entity, an amount equal to the purchase price paid by the depositor to the originator for the subsequent receivables will be released from the pre-funding account and paid to the depositor. If funds remain in the pre-funding account at the end of the funding period, those funds will be applied to prepay the notes. Amounts on deposit in the pre-funding account may be invested in Eligible Investments. Information regarding the subsequent receivables, if applicable, will be included, if required, in one or more reports filed by the issuing entity under Item 1 of Form 10-D with the SEC pursuant to the Exchange Act.

The use of a pre-funding arrangement is intended to improve the efficiency of the issuance of the notes and the sale of the receivables to the issuing entity through the incremental delivery of the applicable receivables on the Closing Date and during a specified period following the Closing Date. Pre-funding arrangements allow for a more even accumulation of the receivables by the depositor and FTH LLC and the issuance of a larger principal amount of notes than would be the case without a pre-funding arrangement.

You should be aware that the initial receivables and the subsequent receivables may be originated using credit criteria different from the criteria applied to the receivables disclosed in this prospectus and may be of a different credit quality and seasoning. The credit quality of the subsequent receivables may vary as a result of increases or decreases in the credit quality of the related obligors within the predefined acceptable range, which variations could impact the performance of the overall pool of receivables. The portfolio of initial receivables may also be subject to greater seasoning than the subsequent receivables due to the length of time elapsed from the dates of origination of those receivables and the sale of those receivables to the issuing entity. Accordingly, less historical performance information may be available with respect to the subsequent receivables. Moreover, following the transfer of subsequent receivables to the issuing entity, the characteristics of the entire pool of receivables included in the issuing entity property may vary from those of the receivables initially transferred to the issuing entity.]

[Interest Rate Swap Agreement]

[On the closing date, the issuing entity will enter into an “interest rate swap agreement” with [●], a [●], as swap counterparty (the “swap counterparty”), consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, the confirmation with the swap counterparty to hedge the floating interest rate risk on the Class [●] notes. All terms of the interest rate swap agreement will be acceptable to each of the hired agencies. The interest rate swap for the Class [●] notes will have an initial notional amount equal to the initial note balance of the Class [●] notes on the closing date and will decrease by the amount of any principal payments on the Class [●] notes. The notional amount of the interest rate swap at all times that the interest rate swap is in place will be equal to the note balance of the Class [●] notes. Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate swap agreement is less than 10%.

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a per annum fixed rate payment based on a fixed rate of [    ]% times the notional amount of the interest rate swap and the swap counterparty will be obligated to pay a per annum floating rate payment based on the interest rate of the Class [●] notes times the same notional amount. Payments on the interest rate swap (other than senior swap termination payments and subordinated swap termination payments) will be exchanged on a net basis. The payment obligations of the issuing entity to the swap counterparty under the interest rate swap agreement are secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. A net swap payment made by the issuing entity ranks higher in priority than all payments on the notes.

Among other things, an event of default under the interest rate swap agreement includes:

•	failure to make payments due under the interest rate swap agreement;

•	the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the swap counterparty;

•	any breach of the interest rate swap agreement or related agreements by the swap counterparty;

•	failure to post collateral or return collateral pursuant to the terms of the credit support annex by the swap counterparty or the issuing entity (solely with respect to the return of collateral);

•	misrepresentation by the swap counterparty; or

•	merger by the swap counterparty without assumption of its obligations under the interest rate swap agreement.

Among other things, a termination event under the interest rate swap agreement includes:

•	illegality of the transactions contemplated by the interest rate swap agreement;

•	any commencement of the liquidation of the issuing entity property following an event of default under the indenture;

•

failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to assign the interest rate swap agreement to an eligible counterparty that is able to provide the information;

•	certain tax events;

•

any amendment to the sale agreement, the servicing agreement or the indenture by the issuing entity that has a material and adverse effect on the swap counterparty without the prior written consent of the swap counterparty to the extent such consent is required under the related agreement;

•	a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness; or

•

failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by the interest rate swap agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

•	posts collateral; or

•	assigns its rights and obligations under the interest rate swap agreement to a substitute swap counterparty that satisfies the eligibility criteria set forth in the interest rate swap agreement.

Upon the occurrence of any event of default or termination event specified in the interest rate swap agreement, the non-defaulting or non-affected party or, in some instances, the affected party or burdened party may elect to terminate the interest rate swap agreement. If the interest rate swap agreement is terminated due to an event of default or a termination event, a swap termination payment under the interest rate swap agreement may be due to the swap counterparty by the issuing entity out of Available Funds. Any swap termination payment that constitutes a subordinated swap termination payment will be subordinated to payments of principal of and interest on the notes and any swap termination payment that constitutes a senior swap termination payment will be paid pari passu with interest on the Class A notes. The amount of any swap termination payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the interest rate swap agreement, in each case in accordance with the procedures set forth in the interest rate swap agreement. Any swap termination payment could, if market rates or other conditions have changed materially, be substantial. If a replacement interest rate swap agreement is entered into, any payments made by the replacement swap counterparty in consideration for replacing the swap counterparty will be applied to any swap termination payment owed to the swap counterparty, under the interest rate swap agreement to the extent not previously paid.]

[Interest Rate Cap Agreement]

[On the closing date, for each class of floating rate notes, the issuing entity will enter into an “Interest Rate Cap Agreement” with [•], a [•], as cap provider (the “cap provider”), consisting of a long form confirmation or the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Cap Agreement will be acceptable to each hired agency. Under each Interest Rate Cap Agreement, the issuing entity will pay an upfront premium to the cap provider and, if the [insert applicable floating rate benchmark] related to any payment date exceeds the Cap Rate, the cap provider will pay to the issuing entity the “Cap Receipt,” an amount equal to the product of:

1.	the [insert applicable floating rate benchmark] for the related payment date minus the Cap Rate;

2.

the aggregate notional amount on the Interest Rate Cap Agreement, [which will equal the aggregate outstanding principal amount of the Class [•] notes on the first day of the collection period related to such payment date]; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is 360.

Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, of the Interest Rate Cap Agreement is less than 10%.

Among other things, an event of default under each Interest Rate Cap Agreement includes:

•	failure of the cap provider to make payments due under such Interest Rate Cap Agreement;

•	the occurrence of certain bankruptcy and insolvency events of the cap provider or of the issuing entity;

•	any breach of such Interest Rate Cap Agreement or related agreements by the cap provider;

•	misrepresentation by the cap provider; or

•	merger by the cap provider without assumption of its obligations under such Interest Rate Cap Agreement. Among other things, a termination event under each Interest Rate Cap Agreement includes:

•	illegality of the transactions contemplated by such Interest Rate Cap Agreement;

•

failure of the cap provider to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Cap Agreement to an eligible counterparty that is able to provide the information;

•

certain tax events that would affect the ability of the cap provider to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the cap provider;

•	a merger or consolidation of the cap provider into an entity with materially weaker creditworthiness;

•

failure of the cap provider (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Cap Agreement, which failure may not constitute a termination event if the cap provider maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Cap Agreement: (1) at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee; (2) posts collateral; and/or (3) assigns its rights and obligations under such Interest Rate Cap Agreement to a substitute cap provider that satisfies the eligibility criteria set forth in such Interest Rate Cap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Cap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Cap Agreement. If an Interest Rate Cap Agreement is terminated due to an event of default or a termination event, or if the notional amount is reduced to match the principal amount of the notes, a Cap Termination Payment under an Interest Rate Cap Agreement may be due to the issuing entity by the cap provider. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the Interest Rate Cap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Cap Agreement. Any Cap Termination Payment could be substantial.

THE CERTIFICATES

The issuing entity will also issue one or more non-interest bearing “certificates,” which represent an equity interest in the issuing entity. The certificates are not offered hereby but will instead be issued by the issuing entity pursuant to the terms of the trust agreement. [[An affiliate of the depositor] [The depositor] will be the initial holder of the issuing entity’s certificates.] The certificates may be transferred pursuant to the terms of the trust agreement. The owner trustee shall maintain a register for the registration and transfer of certificates and the owner trustee or its agent shall promptly notify the indenture trustee of any change in the registered ownership of a certificate. On each payment date, the holders of the certificates will be entitled to any funds remaining on that payment date after all deposits and distributions of higher priority, as described in “The Transaction Documents—Priority of Payments.”

THE TRANSACTION DOCUMENTS

The following information in this section summarizes material provisions of the “receivables sale agreement” entered into between the originator and FTH LLC, the “purchase agreement” entered into between FTH LLC and the depositor, the “sale agreement” entered into among the depositor, the indenture trustee and the issuing entity and the “indenture” entered into between the issuing entity and the indenture trustee. We sometimes refer to these agreements collectively as the “transfer agreements.” This section also summarizes the “administration agreement” entered into among the issuing entity, Fifth Third Bank and the indenture trustee, the “servicing agreement” entered into among the servicer, the issuing entity and the indenture trustee, the “asset representations review agreement” entered into among the issuing entity, the servicer and the asset representations reviewer and the “trust agreement” entered into among the depositor, the Delaware trustee and the owner trustee.

We will file a copy of the actual transfer agreements, the servicing agreement, the administration agreement, the asset representations review agreement and the trust agreement concurrently with or prior to the time we file this prospectus with the SEC. This is not a complete description of the transfer agreements, the servicing agreement, the administration agreement, the asset representations review agreement or the trust agreement, and the summaries of the transfer agreements, the servicing agreement, the administration agreement, the asset representations review agreement and the trust agreement in this prospectus are subject to all of the provisions of the transfer agreements, the servicing agreement, the administration agreement, the asset representations review agreement and the trust agreement.

Sale and Assignment of Receivables and Related Security Interests

Under the receivables sale agreement, Fifth Third Bank will sell, transfer, assign and otherwise convey to FTH LLC all of its right, title, interest, claims and demands in, to and under the receivables originated by Fifth Third Bank, Collections after the cut-off date, the receivables files and the related security relating to those receivables. The receivables sale agreement will create a first priority ownership/security interest in the property transferred thereunder in favor of FTH LLC.

Under the purchase agreement, FTH LLC will sell, transfer, assign and otherwise convey to the depositor all of its right, title, interest, claims and demands in, to and under the receivables, Collections after the cut-off date, the receivables files and the related security relating to those receivables. The purchase agreement will create a first priority ownership/security interest in that property in favor of the depositor.

Under the sale agreement, the depositor will sell, transfer, assign and otherwise convey to the issuing entity all of its right, title, interest, claims and demands in, to and under the receivables, Collections after the cut-off date, the receivable files, the related security relating to those receivables and related property. The sale agreement will create a first priority ownership/security interest in that property in favor of the issuing entity.

Under the indenture, the issuing entity will pledge all of its right, title, interest, claims and demands in, to and under the issuing entity property to the indenture trustee. The terms of the indenture create a first priority perfected security interest in the issuing entity property in favor of the indenture trustee for the benefit of the noteholders.

Representations and Warranties of the Originator. Pursuant to the receivables sale agreement, the originator will represent that each receivable sold and assigned under the receivables sale agreement will satisfy the criteria set forth above under “The Receivables Pool—Criteria Applicable to Selection of Receivables.”

If the originator discovers or is notified by a requesting party regarding a breach of any of the representations and warranties with respect to the eligibility criteria set forth in the receivables sale agreement at the time such representations and warranties were made, the originator will investigate the receivable to confirm the breach and determine if the breach materially and adversely affects the interests of the issuing entity or the noteholders and triggers a repurchase event. Any inaccuracy in the representations or warranties will be deemed not to constitute a breach if such inaccuracy does not affect the ability of the issuing entity to receive or retain payment in full on the related receivable. Upon discovery by any party to the receivables sale agreement of a repurchase event, the party discovering that breach will give prompt written notice of that breach to the originator; provided, that delivery of a monthly servicer’s certificate which identifies the receivables that are being or have been repurchased will be deemed to constitute prompt notice of that breach; provided, further, that the failure to give that notice will not affect any obligation of the originator under the receivables sale agreement. Following a repurchase event, the originator will either (a) correct or cure such breach or (b) repurchase such receivable from the issuing entity, in either case on or before the payment date following the end of the collection period which includes the 60th day (or if the originator elects, an earlier date) after the date that the originator became aware of or was notified and confirmed that breach. Any such purchase by the originator will be at a repurchase price equal to the outstanding principal balance of that receivable plus accrued interest. In consideration for that repurchase, the originator will pay (or will cause to be paid) the repurchase price by depositing the repurchase price into the collection account on that payment date. The repurchase obligation will constitute the sole remedy available to the noteholders or the indenture trustee for the failure of a receivable to meet any of the eligibility criteria set forth in the receivables sale agreement.

The servicer is required to purchase receivables as to which the servicer has breached its servicing covenants in any manner that materially and adversely affects the interest of the issuing entity or the noteholders and the servicer is unable to timely cure such breach.

Asset Representations Review

As discussed above under “—Sale and Assignment of Receivables and Related Security Interests—Representations and Warranties of the Originator,” the originator will make certain representations and warranties regarding the receivables. The asset representations reviewer will be responsible for reviewing the receivables for compliance with these representations and warranties (the “Pool Asset Representations”) when the following asset review conditions (the “Review Conditions”) have been satisfied:

•	The Delinquency Percentage for any payment date meets or exceeds the Delinquency Trigger for that payment date, as described below under “—Delinquency Trigger”; and

•	The required percentage of investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting.”

If the Review Conditions are satisfied (the first date on which the Review Conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform a review of the Subject Receivables for compliance with the Pool Asset Representations as described below under “—Asset Review.”

Delinquency Trigger

On or prior to each payment date, the servicer will calculate the Delinquency Percentage for the preceding calendar month. The “Delinquency Percentage” for each payment date is an amount equal to the ratio (expressed as a percentage) of (i) the Net Pool Balance of all 60-Day Delinquent Receivables as of the last day of the calendar month immediately preceding such payment date to (ii) the Net Pool Balance of all outstanding receivables held by the issuing entity as of the last day of the calendar month immediately preceding such payment date. “60-Day Delinquent Receivables” means all receivables outstanding and held by the issuing entity (other than repurchased receivables and charged-off receivables) that are 60 or more days delinquent, as determined in accordance with the servicer’s customary servicing practices. The “Delinquency Trigger” for any payment date and the related preceding calendar month is [    ]%.

The Delinquency Trigger was calculated as a multiple of [_] times the previous historical peak Delinquency Percentage. In determining the highest historical monthly peak Delinquency Percentage, Fifth Third Bank considered the monthly performance observed in each of its public securitization transactions with characteristics similar to this pool of receivables under the Fifth Third Auto Trust platform since [•]. Fifth Third Bank believes the Delinquency Trigger is appropriate based on its experience and observation of historical 60-Day Delinquent Receivables in its public securitization transactions with characteristics similar to this pool of receivables over time. The Delinquency Trigger has been set at a level in excess of historical peak Delinquency Percentage to assure that the Delinquency Trigger is not exceeded due to events unrelated to Fifth Third Bank’s underwriting, such as ordinary fluctuations in the economy, rising oil prices, housing price declines, terrorist events, extreme weather conditions or an increase of an obligor’s payment obligations under other indebtedness incurred by the obligor.

For prior pools of retail installment sale contracts that were securitized by Fifth Third Bank since [___], the percentage of receivables that have been 60 or more days delinquent has ranged from [__]% to [__]%. For more information regarding 60 day or more delinquent asset statistics for certain of Fifth Third Bank’s prior securitized pools of retail installment sale contracts, see “Appendix A—Static Pool Information Regarding Certain Previous Receivables Pools.”

The servicer will monitor delinquent receivables and will include on the monthly statement to noteholders the delinquency information as to the receivables as of the last day of the related collection period and whether the Delinquency Percentage has met or exceeded the Delinquency Trigger for the related collection period. If the Delinquency Trigger has been met or exceeded for the related collection period, the servicer will provide a notice to the depositor and the indenture trustee, and will include a notice on the monthly servicer report and on the Form 10-D, that such trigger has been met.

“Subject Receivables” means, for any asset review, all receivables outstanding and held by the issuing entity which are 60 or more days delinquent as of the related Review Satisfaction Date. However, any receivable that becomes a repurchased receivable or is paid off after the Review Satisfaction Date will no longer be a Subject Receivable.

Asset Review Voting

If the Delinquency Percentage on any payment date exceeds the Delinquency Trigger for that payment date, the servicer will notify the Investors of that occurrence on the periodic report filed by the depositor on Form 10-D. Investors in the aggregate holding at least 5% of the aggregate outstanding principal amount of all the outstanding notes, with noteholders voting together as a single class (the “Instituting Noteholders”) may then elect to initiate a vote of the Investors to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote. If any Instituting Noteholder is not a record holder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner. The indenture trustee may require no more verification than (1) a written certification from the investor that it is a beneficial owner of notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document. Any such vote will be (i) initiated no later than 90 days after the filing of a Form 10-D reporting to Investors that the Delinquency Percentage on the related payment date exceeded the Delinquency Trigger for that payment date (the “Delinquency Trigger Notice Date”) and (ii) completed no later than 150 days after the Delinquency Trigger Notice Date.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the noteholder direction will be deemed to have occurred if Investors representing at least a majority of the voting Investors vote in favor of directing a review by the asset representations reviewer. If the Instituting Noteholders elect to initiate a vote, then the servicer will pay the costs, expenses and liabilities incurred by the indenture trustee, the owner trustee and the issuing entity in connection with the voting process, including the costs and expenses of counsel (as described below under “—Fees and Expenses for Asset Review”). The servicer and the issuing entity are required under the indenture to cooperate with the indenture trustee to facilitate the voting process. The indenture trustee may set a record date for purposes of determining the identity of Investors entitled to vote in accordance with Section 316(c) of the Trust Indenture Act of 1939, as amended (the “TIA”).

Within five Business Days of the Review Satisfaction Date, the indenture trustee will send a notice to the servicer and the asset representations reviewer specifying that the Review Conditions have been satisfied and providing the applicable Review Satisfaction Date. Within ten Business Days of receipt of such notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Receivables.

Fees and Expenses for Asset Review

As described below under “—Fees and Expenses,” the asset representations reviewer will be paid [an annual][a monthly][an upfront] fee of $[__] by the servicer, and to the extent not so paid, as set forth under “—Priority of Payments” in accordance with the asset representations review agreement. However, that [annual][monthly][upfront] fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee in connection with the asset review of $[    ] for each Subject Receivable (the “Review Fees”). The asset representations reviewer will pay all expenses incurred by it in connection with its review of the Subject Receivables. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by Fifth Third Bank and, to the extent the Review Expenses remain unpaid after 60 days, they will be payable out of amounts on deposit in the collection account as described under “—Priority of Payments.”

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Pool Asset Representations (an “Asset Review”).

The Asset Review will be performed in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally consist of tests designed to determine whether such Subject Receivable was or was not in compliance with the Pool Asset Representations made regarding such Subject Receivable. The Asset Review is not designed to establish cause, materiality or recourse for any failure of a receivable to comply with the Pool Asset Representations.

Under the asset representations review agreement, the servicer will furnish to the asset representations reviewer a list of the Subject Receivables within ten (10) Business Days after receiving notice of the Review Satisfaction Date. The asset representations reviewer is required to complete its review of the Subject Receivables by the 60th day after receiving access to the review materials, which the servicer shall furnish to the asset representations reviewer within sixty (60) days after receiving notice of the Review Satisfaction Date; provided that such review period will be extended for thirty (30) days in order to allow the servicer to provide missing or additional review materials to the asset representations reviewer. If the asset representations reviewer reasonably determines that any of the review materials are missing or insufficient, the asset representations reviewer will notify the servicer promptly, and in any event no less than twenty (20) calendar days before completing the asset representations review, and the servicer will use reasonable efforts to provide access to such missing review materials or other documents or information to correct the insufficiency within fifteen (15) calendar days after receipt of notification. If missing or insufficient review materials have not been provided by the servicer within sixty (60) calendar days after receipt of notification, the Subject Receivable will have a test incomplete for the related test(s). Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the sponsor, the servicer and the issuing entity of the findings and conclusions of the review of the Subject Receivables within ten (10) days of the applicable review period, and the Form 10-D filed by the depositor with respect to the collection period in which the asset representations reviewer’s report is provided will include a summary of those findings and conclusions.

The asset representations reviewer will not be responsible for determining whether noncompliance with the Pool Asset Representations constitutes a breach of the receivables sale agreement or whether the originator would be required to repurchase a Subject Receivable. If the asset representations reviewer determines that there is an instance of noncompliance with the Pool Asset Representations, the servicer will, after reviewing the report of the asset representations reviewer, determine whether such noncompliance constitutes a breach of the Pool Asset Representations such that the originator would be required to repurchase a Subject Receivable.

Dispute Resolution

The originator is required to repurchase from the receivables pool any receivables that do not meet certain representations and warranties as described under “—Sale and Assignment of Receivables and Related Security Interests.” Any Investor (each, a “requesting party”) may request that the originator repurchase any receivable that does not satisfy the representations and warranties described under “—Sale and Assignment of Receivables and Related Security Interests.” In order to make a repurchase request, an Investor will be required to provide a notice stating the request to the originator. If the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the originator, the requesting party may refer the matter, at its discretion, to either mediation (including non-binding arbitration) or binding arbitration, whether or not the applicable receivables have previously been the subject of an asset representations review. The requesting party will provide notice of its intention to refer the matter to mediation (including non-binding arbitration) or binding arbitration, as applicable, to Fifth Third Bank, with a copy to FTH LLC, the issuing entity, the depositor, the owner trustee and the indenture trustee.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects non-binding or binding arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected jointly by the parties (or, if the requesting party and the originator are unable to agree on an association, by the AAA) according to such association’s arbitration rules then in effect. The arbitrator will be appointed from a list of neutrals maintained by the AAA. The arbitrator will make its final determination no later than ninety (90) days after appointment or as soon as practicable thereafter. The arbitrator will resolve the dispute in accordance with the terms of the receivables sale agreement, and may not modify or change the receivables sale agreement in any way. The arbitrator will not have the power to award punitive damages or consequential damages in any arbitration conducted by it, and the originator will not be required to pay more than the applicable repurchase price with respect to any receivable that the originator is required to repurchase. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the requesting party and the originator as determined by the arbitrator in its reasonable discretion.

Any mediation and arbitration described above will be held in [New York, New York] (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions and additional terms set forth in the receivables sale agreement, which will not prevent disclosure of information required by any applicable securities law. Any settlement agreement reached in a mediation and any decision by an arbitrator in binding arbitration will be binding upon the requesting party, the depositor, the issuing entity, the owner trustee and the indenture trustee with respect to the receivable that is the subject matter of the repurchase request, and, in that situation, issues relating to that receivable may not be re-litigated by the requesting party or the originator or become the subject of a subsequent repurchase request by the requesting party in mediation, arbitration, court or otherwise. By requesting binding arbitration, such requesting party will waive the right to sue in court, including the right to a trial by jury. Information regarding any mediation or arbitration will be provided to investors in a Form 10-D filing.

Administration Agreement

Fifth Third Bank will be the administrator under the administration agreement. The administrator will perform all of its duties as administrator under the administration agreement and the duties and obligations of the issuing entity under the servicing agreement, the sale agreement, the indenture, the note depository agreement, the trust agreement and the asset representations review agreement. However, except as otherwise provided in such documents, the administrator will have no obligation to make any payment required to be made by the issuing entity under any such document. The administrator will monitor the performance of the issuing entity and will advise the issuing entity when action is necessary to comply with the issuing entity’s duties and obligations under such documents. In furtherance of the foregoing, the administrator will take all appropriate action that is the duty of the issuing entity to take pursuant to such documents.

The administrator is permitted to delegate some or all of its duties to its affiliates or specific duties to sub-contractors who are in the business of performing such duties, although the administrator will remain liable for the performance of any duties that it delegates to another entity.

As compensation for the performance of the administrator and as a reimbursement for its expenses, the administrator will be entitled to receive $[•] annually, which shall be solely an obligation of the servicer.

Trust Agreement

Fifth Third Auto Trust 20[•]-[•] will be the issuing entity under the trust agreement and will have the purposes and powers specified therein, including the power and authority to acquire the receivables from the depositor and issue the notes and the certificates. [____] will be the owner trustee under the trust agreement and will have all of the rights, powers and duties set forth therein, including the authority to exercise the issuing entity’s powers on behalf of the issuing entity. [____] will be the Delaware trustee under the trust agreement and will have all of the rights, powers and duties set forth therein. Concurrently with the transfer of the receivables to the issuing entity pursuant to the sale agreement, the owner trustee will cause the certificates to be executed on behalf of the issuing entity, authenticated and delivered to [the depositor][an affiliate of the depositor]. [___] will be the certificate paying agent under the trust agreement and will make distributions to certificateholders.

The depositor will cause the servicer to pay compensation from time to time to the owner trustee, the certificate paying agent and the Delaware trustee for their services pursuant to fee letters. Furthermore, the servicer will reimburse the owner trustee, the Delaware trustee and the certificate paying agent for all reasonable expenses, disbursements and advances that they incur, except any such expense as may be attributable to their willful misconduct, negligence (other than an error in judgment) or bad faith.

The Accounts

The issuing entity will cause the servicer to establish the following non-interest bearing bank accounts, which initially will be maintained at and in the name of the indenture trustee on behalf of the noteholders:

•	the collection account;

•	the principal distribution account; [and]

•	the reserve account[; and]

•	[the risk retention reserve account; and]

•	[the yield supplement account; and]

•	[the pre-funding account].

If the depositor or any of its affiliates is not the sole certificateholder, the issuing entity will also cause the servicer to establish a certificate distribution account for the benefit of the certificateholders. Neither the indenture trustee nor any noteholder will have any interest or claim to the certificate distribution account or funds on deposit in that account. The certificate distribution account will not be a trust account.

The Collection Account

Under the servicing agreement, so long as Fifth Third Bank is acting as servicer, the servicer will be required to deposit an amount equal to all Collections into the collection account within the time after its receipt thereof, not to exceed two business days, necessary to clear any payment received. Pending deposit in the collection account, Collections may be used by the servicer at its own risk and are not required to be segregated from its own funds.

[The indenture trustee will deposit into the collection account, promptly on the day of receipt, the net swap receipt received from the swap counterparty, if any, for any payment date.]

On the business day prior to each payment date, the paying agent at the direction of the servicer will withdraw from the reserve account [and the risk retention reserve account] and deposit into the collection account any amount of funds required under the indenture to be withdrawn from the reserve account [and the risk retention reserve account] and distributed on that payment date.

Principal Distribution Account

On each payment date, the indenture trustee will make payments from amounts deposited in the principal distribution account on that date as directed by the servicer in the order of priority described above under “The Notes—Payments of Principal.”

Reserve Account

The servicer will establish the reserve account in the name of the indenture trustee for the benefit of the noteholders [and the swap counterparty]. To the extent that Collections on the receivables and amounts on deposit in the reserve account [and amounts paid by the swap counterparty (if any) are insufficient to pay interest and principal of the notes,] are insufficient to pay interest and principal of the notes, the noteholders will have no recourse to the assets of the certificateholders, [the swap counterparty,] the depositor, FTH LLC, the originator or the servicer as a source of payment.

The reserve account will be funded by a deposit from proceeds of the offering of the notes on the Closing Date in an amount equal to at least [_]% of the initial Net Pool Balance of the receivables.

As of any payment date, the amount of funds actually on deposit in the reserve account may, in certain circumstances, be less than the “Specified Reserve Account Balance.” On each payment date, the issuing entity will, to the extent available, deposit the amount, if any, necessary to cause the amount of funds on deposit in the reserve account to equal the Specified Reserve Account Balance to the extent set forth below under “—Priority of Payments.”

The amount of funds on deposit in the reserve account may decrease on each payment date by withdrawals of funds to cover shortfalls in the amounts required to be distributed pursuant to clauses first through fifth under “—Priority of Payments” below.

If the amount of funds (other than net investment earnings) on deposit in the reserve account on any payment date, after giving effect to all deposits and withdrawals from the reserve account on that payment date, is greater than the Specified Reserve Account Balance for that payment date, then such amounts in excess of the Specified Reserve Account Balance shall constitute Available Funds and the servicer will instruct the indenture trustee to distribute the amount of the excess as specified under “—Priority of Payments” below.

In addition, if the sum of the amounts in the reserve account and the remaining Available Funds after the payments under clauses first through fifth and seventh under “—Priority of Payments” below on any payment date would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes, then the indenture trustee will, if instructed by the servicer, withdraw such amounts from the reserve account to the extent necessary to pay all outstanding notes in full.

[Risk Retention Reserve Account

On or prior to the Closing Date, the issuing entity will establish a separate account that will be structured to be an eligible horizontal cash reserve account (the “risk retention reserve account”) and will make a deposit thereto of an amount equal to $[    ] on the Closing Date. The risk retention reserve account will be an eligible account held by the indenture trustee and will be pledged to the indenture trustee for the benefit of the noteholders. Amounts on deposit in the risk retention reserve account will be invested as provided in the servicing agreement in permitted investments.

The risk retention reserve account is intended to assist with the payment of interest on and/or principal of the notes and other expenses and amounts owed by the issuing entity in the manner specified below.

Amounts held in the risk retention reserve account will be held for the benefit of the noteholders. On each payment date, funds will be withdrawn from the risk retention reserve account to the extent the total required payment for such payment date exceeds the Available Funds and the amounts in the Reserve Account for such payment date and will be deposited in the collection account for distribution to the noteholders, in the priority set forth under “—Priority of Payments.”]

[Pre-Funding Account]

[On the Closing Date, $[                ] will be deposited from the proceeds of the sale of the notes into the pre-funding account which will be included in the issuing entity property. The amount deposited from the proceeds of the sale of the notes into the pre-funding account is not more than 25% of the proceeds of the offering and represents [ ]% of the initial pool balance (including the expected aggregate principal balance of the subsequent receivables). In order to acquire subsequent receivables on a Funding Date, certain conditions precedent must be satisfied and the subsequent receivables must satisfy the same eligibility criteria as the receivables transferred to the issuing entity on the closing date. The amount of funds withdrawn from the pre-funding account for the acquisition of subsequent receivables on a Funding Date will be equal to the purchase price for the receivables with respect to such subsequent receivables. The underwriting criteria for subsequent receivables are expected to be substantially the same as those for the initial receivables and thus it is expected that the characteristics of the subsequent receivables acquired through the pre-funding account will not vary materially from the characteristics of the receivables pool on the closing date.

On the first payment date following the termination of the funding period, the indenture trustee will withdraw any remaining funds on deposit in the pre-funding account (excluding investment earnings or income) and pay those remaining funds to the noteholders in sequential order of priority beginning with the Class A-1 notes, if the aggregate of those amounts is $100,000 or less. If the remaining funds in the pre-funding account exceed $100,000, the funds will be paid ratably to the Class A noteholders, until the Class A notes are paid in full, and then ratably to the Class B noteholders, until the Class B notes are paid in full.

In connection with each purchase of subsequent receivables, officers on behalf of the servicer, the depositor and the issuing entity will certify that the requirements summarized above are met with regard to that prefunding. Neither the rating agencies listed under “Summary of Terms—Ratings” above nor any other person (other than the servicer, the depositor and the issuing entity) will provide independent verification of that certification.]

[Yield Supplement Account

The servicer will establish an account in the name of the indenture trustee for the benefit of the noteholders (the “yield supplement account”). The depositor will fund the yield supplement account on the Closing Date by making a deposit in an amount equal to at least $[●]. No additional deposits will be made to the yield supplement account after the Closing Date. The funds on deposit in the yield supplement account are intended to supplement the interest collections for each calendar month on those receivables that have relatively low annual contract rates. On each payment date, the indenture trustee will withdraw from the yield supplement account the related yield supplement account draw amount for that payment date and deposit that amount in the Collection Account.

Any amounts on deposit in the yield supplement account remaining after the notes have been paid in full will be distributed to the certificateholder.]

Permitted Investments

Amounts on deposit in the collection account[, the pre-funding account] and the reserve account [and the risk retention reserve account] may be invested by the indenture trustee at the direction of the servicer in one or more permitted investments that meet certain established investment criteria. Absent such direction, amounts on deposit in the collection account and the reserve account will remain uninvested. All such permitted investments are limited to obligations, instruments or securities that mature or can be liquidated on the next payment date. The servicer will be entitled to receive any investment earnings (net of investment losses and expenses) from such permitted investments.

[Overcollateralization

Overcollateralization is the amount by which the Net Pool Balance exceeds the outstanding principal amount of the notes. Overcollateralization means that there will be additional assets generating collections that will be available to cover credit losses on the receivables. The amount of overcollateralization as a percentage of the Net Pool Balance as of the cut-off date is expected to build from approximately [●]% at the Closing Date to a target overcollateralization level of [●]% of the Net Pool Balance as of the cut-off date.]

[Advances

On each payment date, the servicer will deposit into the collection account an advance in an amount equal to the lesser of (1) any shortfall in the amounts available to make the payments described in clauses first through [seventh] of the payment waterfall described below and (2) the aggregate scheduled monthly payments due on the receivables but not received during and prior to the related collection period (an “advance”).

However, the servicer will not be obligated to make an advance if the servicer reasonably determines in its sole discretion that such advance is not likely to be repaid from future cash flows from the receivables. No advances will be made with respect to defaulted receivables. In making advances, the servicer will assist in maintaining a regular flow of scheduled principal and interest payments on the receivables, rather than guarantee or insure against losses. Accordingly, all advances will be reimbursable to the servicer, without interest (from Available Funds, including Collections on the receivables pool), prior to any distributions on the notes. See “— Priority of Payments” below.]

Priority of Payments

On each payment date, except after acceleration of the notes after an event of default under the indenture, the paying agent will make the following deposits and distributions (in accordance with the servicer’s instructions), to the extent of the Available Funds then on deposit in the collection account with respect to the collection period preceding such payment date and funds, if any, deposited into the collection account from the reserve account [and the risk retention reserve account], in the following order of priority:

[first, to the servicer (or any predecessor servicer, if applicable), for reimbursement for outstanding advances[, except available funds from the risk retention reserve account may not be used for this purpose so long as the servicer is an affiliate of Fifth Third Bank]];

second, to the servicer, the servicing fee and all prior unpaid servicing fees with respect to prior periods[, except available funds from the risk retention reserve account may not be used for this purpose so long as the servicer is an affiliate of Fifth Third Bank];

[third, to the swap counterparty, the net swap payment if any, for such payment date;]

fourth, [pro rata based on amounts due, (i) to the swap counterparty, any senior swap termination payments for such payment date and (ii)] to the Class A noteholders, pro rata, the accrued Class A note interest, which is the sum of (a) the aggregate amount of interest due and accrued for the related interest period on each class of the Class A notes at their respective interest rates on the respective note balances as of the previous payment date (after giving effect to all payments of principal to the Class A noteholders on prior payment dates); and (b) the excess, if any, of the amount of interest due and payable to the Class A noteholders on prior payment dates over the amounts actually paid to the Class A noteholders on those prior payment dates, plus interest on any such shortfall at the respective interest rates on each class of the Class A notes (to the extent permitted by law);

fifth, to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the First Allocation of Principal, if any;

sixth, to the Class B noteholders, the accrued Class B note interest, which is the sum of (a) the aggregate amount of interest accrued for the related interest period on the Class B notes at the Class B interest rate on the Note Balance as of the previous payment date after giving effect to all payments of principal to the Class B noteholders on the preceding payment date; and (b) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the interest rate on the Class B notes (to the extent permitted by law);

seventh, to the Principal Distribution Account for distribution pursuant to “The Notes—Payments of Principal” above, the Second Allocation of Principal;

eighth, to the Reserve Account, any additional amount required to reinstate the amount on deposit in the reserve account up to the Specified Reserve Account Balance;

[ninth, to the swap counterparty, any subordinated swap termination payment and any other amounts payable by the issuing entity to the swap counterparty and not previously paid;]

tenth, to the owner trustee (including as certificate paying agent), the Delaware trustee, the indenture trustee[, the Calculation Agent] and the asset representations reviewer, accrued and unpaid fees, expenses and indemnity payments due and owing under the applicable transaction documents, which have not been previously paid; provided, that with respect to the asset representations reviewer, such fees, expenses and indemnity payments must have been due and unpaid for more than 60 days; and

eleventh, to the designated certificateholder account, any funds remaining.

“First Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the note balance of the Class A notes as of such payment date (before giving effect to any principal payments made on the Class A notes on such payment date) over (b) the Net Pool Balance as of the last day of the related collection period; provided, however, that the First Allocation of Principal on and after the final scheduled payment date for any class of Class A notes will not be less than the amount that is necessary to reduce the note balance of that class of Class A notes to zero.

“Second Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the sum of the note balance of the Class A notes and the Class B notes as of such payment date (before giving effect to any principal payments made on such payment date) minus the First Allocation of Principal for that payment date over (b) the net pool balance as of the last day of the related collection period; provided, however, that the Second Allocation of Principal on and after the final scheduled payment date for the Class B notes will not be less than the amount that is necessary to reduce the note balance of the Class B notes to zero.

“Target Overcollateralization Amount” means, for any payment date, [●]% of the Net Pool Balance as of the cut-off date.

Upon and after any distribution to the designated certificateholder account of any amounts, the noteholders will not have any rights in, or claims to, those amounts. Amounts on deposit in the certificate distribution account, if any, will be distributed on each payment date by the certificate paying agent to the certificateholders, ratably, based on the Percentage Interest of each certificateholder.

If the sum of the amounts required to be distributed pursuant to clauses first through fifth above exceeds the sum of Available Funds [and servicer advances] for that payment date, the indenture trustee will withdraw from the reserve account and deposit in the collection account for distribution in accordance with the payment waterfall an amount equal to the lesser of the funds in the reserve account (other than net investment earnings) and the shortfall.

Excess Interest

Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the related servicing fee and interest on the notes each month, there is expected to be excess interest. Any excess interest will be applied on each payment date as an additional source of Available Funds as described under

“—Priority of Payments” above, to make principal payments on the notes outstanding to the extent necessary to reach the Target Overcollateralization Amount. Generally, excess interest provides a source of funds to absorb any losses on the receivables and reduce the likelihood of losses on the notes.

Yield Supplement Overcollateralization Amount

With respect to any payment date, the “yield supplement overcollateralization amount” is the amount specified below with respect to that payment date:

Payment Date	Yield Supplement Overcollateralization Amount
Closing Date	[●]
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]

Fees and Expenses

The fees and expenses paid or payable from Available Funds are set forth in the table below. Those fees and expenses are paid on each payment date as described above under “—Priority of Payments.”

Recipient	Fees and Expenses Payable*
Servicer	The servicing fee as described below under “—Servicing Compensation and Expenses”
Administrator	$[ ] per annum, which is solely an expense of the servicer and will not be paid from Available Funds.
Indenture Trustee	$[ ] per annum plus reasonable expenses and indemnification payments**
Owner Trustee	$[ ] per annum plus reasonable expenses and indemnification payments**
[Calculation Agent	Reasonable expenses and indemnification payments**]
Delaware Trustee	$[ ] per annum plus reasonable expenses and indemnification payments**
Asset Representations Reviewer	$[ ] per annum plus expenses and indemnification payments**
Asset Representations Reviewer (Review Fees)	$[ ] per [Subject Receivable][hour for its time spent conducting an Asset Review].

*	The fees and expenses described above do not change upon an event of default although actual expenses incurred may be higher after an event of default.
**

The servicer has the primary obligation to pay the fees and expenses of the indenture trustee, [the Calculation Agent,] the owner trustee, the Delaware trustee and the asset representations reviewer, including Review Expenses.

The sponsor will pay the hired agencies fees, which include initial fees in an amount equal to approximately $[                ] and annual surveillance fees in an amount equal to approximately $[                ]. None of these fees will be paid out of the Collections on the receivables. None of the hired agencies retain any risk of loss with respect to the receivables.

[Risk Retention

At closing, the sponsor and the servicer do not plan to retain any risk of loss with respect to the receivables other than to the extent that any purchase or repurchase obligations resulting from certain breaches of representations and warranties can be deemed to be a risk of loss. However, the sponsor intends to satisfy the risk retention requirement in connection with the FDIC Rule by [the retention by the depositor, its wholly-owned affiliate, of an “eligible vertical interest” in the form of [at least [●]% of the initial principal amount of each class of notes and the certificates issued by the issuing entity on the closing date][a single vertical security.][the retention by the depositor, its wholly-owned affiliate, of an “eligible horizontal residual interest” in the form of [an amount equal to $[●] deposited into the risk retention reserve account on the closing date][the issuing entity’s certificates [and the class B notes], which Fifth Third Bank expects to have a fair value of [between $[●] and] $[●], which is [between

[●]% and] [●]% of the fair value of all of the notes and the certificates issued by the issuing entity.] Additionally, so long as the depositor holds the certificates, the sponsor will indirectly be exposed to a risk of loss with respect to the receivables through its indirect ownership interest in the depositor.]

Indemnification of the Indenture Trustee, [the Calculation Agent,] the Owner Trustee and the Delaware Trustee

Under the indenture, the issuing entity will agree to cause the servicer to indemnify the indenture trustee [and the Calculation Agent] for, and hold [it][each] harmless against, any loss, liability or expense (including any reasonable attorneys’ fees and expenses) incurred by it in connection with the administration of the trust thereunder or the performance of its duties as indenture trustee [or Calculation Agent, as applicable,] including in connection with any action, claim or suit to enforce the indenture trustee’s [or the Calculation Agent’s, as applicable,] right to indemnification. However, [neither] the indenture trustee [nor the Calculation Agent will][will not] be indemnified by the administrator, the issuing entity, the depositor, FTH LLC, Fifth Third Bank or the servicer against any loss, liability or expense incurred by it or arising from (i) its own willful misconduct, negligence or bad faith, (ii) [with respect to the indenture trustee,] the inaccuracy of certain of the indenture trustee’s representations or warranties or (iii) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the indenture trustee [or the Calculation Agent, as applicable]. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described above under “—Priority of Payments.”

Under the trust agreement, the depositor will cause the servicer to indemnify the owner trustee, the Delaware trustee and the certificate paying agent from and against any and all loss, liability, expense, tax, penalty, action, suit, cost or claim (including reasonable legal fees and expenses (including, without limitation, any reasonable legal fees, costs and expenses incurred in connection with any enforcement (including any action, claim or suit brought) by the owner trustee, the certificate paying agent or the Delaware trustee of any indemnification or other obligation of the depositor)) of any kind and nature whatsoever which may at any time be imposed on, incurred by or asserted against the owner trustee, the certificate paying agent or the Delaware trustee in any way relating to or arising out of the trust agreement, the other transaction documents, the issuing entity property, administration of the issuing entity property or the action or inaction of the owner trustee, the certificate paying agent or the Delaware trustee. However, neither the depositor nor the servicer will be liable for or required to indemnify the owner trustee, the certificate paying agent or the Delaware trustee from and against any of the foregoing expenses arising or resulting from (i) the owner trustee’s, the certificate paying agent’s and the Delaware trustee’s own willful misconduct, bad faith or negligence, (ii) the inaccuracy of certain of the owner trustee’s and the Delaware trustee’s representations and warranties, (iii) liabilities arising from the failure of the owner trustee or the Delaware trustee to perform certain obligations or (iv) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the owner trustee or the Delaware trustee. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described above under “—Priority of Payments.”

Optional Redemption

The servicer (or its designee) may exercise its optional clean-up call to purchase the assets of the issuing entity (other than the reserve account [and the risk retention reserve account]) on any payment date if both of the following conditions are satisfied: (a) as of the last day of the related collection period the then-outstanding Net Pool Balance has declined to [10]% or less of the Net Pool Balance as of the cut-off date and (b) the sum of the purchase price for the assets of the issuing entity (other than the reserve account [and the risk retention reserve account]) and Available Funds for such payment date would be sufficient to pay (x) the amounts required to be paid under clauses first through fifth and seventh in accordance with “—Priority of Payments” above (assuming that such payment date is not a redemption date) and (y) the outstanding note balance (after giving effect to the payments described in the preceding clause (x)), then the outstanding notes will be redeemed in whole, but not in part, on the payment date on which the servicer exercises this option. The purchase price will be equal to the Net Pool Balance plus accrued and unpaid interest in the receivables.

It is expected that, at the time this clean-up call option becomes available to the servicer, only the [Class A-4 notes and the Class B notes] will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts in the reserve account and the remaining available funds after the payments under clauses first through fifth and seventh set forth in “—Priority of Payments” above would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes as determined by the servicer. On the business day prior to such payment date, the indenture trustee upon written direction from the servicer shall transfer all amounts on deposit in the reserve account (other than interest and investment income (net of losses and expenses)) to the collection account and on such payment date the outstanding notes shall be redeemed in whole, but not in part.

Notice of redemption under the indenture is required to be given by the indenture trustee not later than ten (10) days prior to the applicable redemption date to each holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the Record Date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

Collection of Receivable Payments

The servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with its customary servicing practices. Generally, the servicer may grant extensions, rebates, deferrals, amendments, modifications or adjustments with respect to any receivable in accordance with its customary servicing practices and the servicing agreement[, subject to any limitations set forth in the servicing agreement]; provided, however, that if the servicer (i) extends the date for final payment by the obligor of any receivable beyond the final scheduled payment date of the latest maturing class of notes or (ii) reduces the contract rate or the outstanding principal balance, in either case, other than as required by applicable law (including without limitation, the Servicemembers Civil Relief Act, as amended (the “Relief Act”)) or court order, or in certain other circumstances, it will promptly purchase such receivable; provided, however, that the servicer will not make a modification as described in this paragraph that would trigger a purchase pursuant to the servicing agreement for the sole purpose of purchasing a receivable from the issuing entity.    Subject to the purchase obligation described in the proviso above, the servicer and its affiliates (each in its individual capacity) may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. The servicer and its affiliates (each in its individual capacity) may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the related obligor or any casualty with respect to the financed vehicle. The servicer may in its discretion waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable. Additionally, the servicer may refinance any receivable and deposit the full outstanding principal balance of such receivable into the collection account. The receivable created by such refinancing shall not be property of the issuing entity.

Upon discovery of a breach of certain other servicing covenants set forth in the servicing agreement which materially and adversely affects the interests of the issuing entity or the noteholders, the party discovering that breach will give prompt written notice of that breach to the other parties to the servicing agreement; provided, that delivery of the monthly servicer’s certificate that describes the breach will be deemed to constitute prompt notice by the servicer and the issuing entity of that breach; provided, further, that the failure to give that notice will not affect any obligation of the servicer under the servicing agreement. If the breach materially and adversely affects the interests of the issuing entity or the noteholders, then the servicer will either (a) correct or cure that breach or (b) purchase that receivable from the issuing entity, in either case on or before the payment date following the end of the collection period which includes the 60th day (or if the servicer elects, an earlier date) after the date the servicer became aware or was notified of that breach. Such breach will be deemed not to materially and adversely affect such receivable if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. Any such purchase by the servicer will be at a purchase price equal to the outstanding principal balance of that receivable plus unpaid accrued interest. In consideration for that purchase, the servicer will pay (or will cause to be paid) the purchase price by depositing the purchase price into the collection account on the date of purchase. The purchase obligation will constitute the sole remedy available to the issuing entity and the indenture trustee for a breach by the servicer of certain of its servicing covenants under the servicing agreement.

Unless required by law or court order, the servicer will not release the financed vehicle securing each receivable from the security interest granted by such receivable in whole or in part except in the event of payment in full by or on behalf of the obligor thereunder or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices or in connection with repossession or except as may be required by an insurer in order to receive proceeds from any insurance policy covering such financed vehicle.

Realization Upon Defaulted Receivables

On behalf of the issuing entity, the servicer will use commercially reasonable efforts, consistent with its customary servicing practices, to repossess or otherwise convert the ownership of and liquidate the financed vehicle securing any receivable as to which the servicer has determined eventual payment in full is unlikely unless it determines in its sole discretion that repossession will not increase the liquidation proceeds by an amount greater than the expense of such repossession or that the proceeds ultimately recoverable with respect to such receivable would be increased by forbearance. The servicer will follow such customary servicing practices as it deems necessary or advisable, which may include reasonable efforts to realize upon any recourse to any dealer and selling the financed vehicle at public or private sale. The foregoing will be subject to the provision that, in any case in which the financed vehicle has suffered damage, the servicer will not be required to expend funds in connection with the repair or the repossession of such financed vehicle unless it determines in its sole discretion that such repair and/or repossession will increase the liquidation proceeds by an amount greater than the amount of such expenses. The servicer may from time to time (but is not required to) sell any deficiency balance in accordance with its customary servicing practices; provided, however, that (i) such sale must be made at a price equal to the fair market value of such deficiency balance in immediately available funds and (ii) such sale must be without recourse, representation or warranty by the issuing entity or the servicer (other than any representation or warranty regarding the absence of liens, that the issuing entity has good title to the deficiency balance, or similar representation or warranty). Net proceeds of any such sale allocable to the receivable will constitute liquidation proceeds, and the sole right of the issuing entity and the indenture trustee, if any, with respect to any such sold receivables will be to receive such liquidation proceeds. Upon such sale, the servicer will mark its computer records indicating that any such receivable sold no longer belongs to the issuing entity. The servicer is authorized to take any and all actions necessary or appropriate on behalf of the issuing entity to evidence the sale of the receivable free from any lien or other interest of the issuing entity or the indenture trustee.

Servicing Compensation and Expenses

The servicer will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [one-twelfth (or, in the case of the first payment date, a fraction, the numerator of which is the number of days from but not including the cut-off date to and including the last day of the first collection period and the denominator of which is 360)], (2) [1.00]% per annum and (3) the Net Pool Balance of the receivables as of the first day of the related collection period (or as of the cut-off date, in the case of the first payment date). As additional compensation, the servicer will be entitled to retain all Supplemental Servicing Fees and to receive all investment earnings (net of investment losses and expenses) from the investment of funds on deposit in the collection account and the reserve account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding that payment date, including funds, if any, deposited into the collection account from the reserve account or the risk retention reserve account; provided, however, that available funds from the risk retention reserve account may not be used to pay the servicer so long as the servicer is an affiliate of Fifth Third Bank. The servicer will pay all expenses (apart from certain expenses incurred in connection with liquidating a financed vehicle related to a receivable, such as auction, painting, repair or refurbishment in respect of that financed vehicle) incurred by it in connection with its servicing activities including any fees and disbursements of sub-servicers to whom it has delegated servicing responsibilities, independent accountants, taxes imposed on the servicer and expenses incurred in connection with distributions and reports to noteholders and the certificateholder. The servicer will have no responsibility, however, to pay any losses with respect to the receivables.

Servicer Replacement Events

The following events constitute “servicer replacement events” under the servicing agreement:

•

any failure by the servicer to deliver or cause to be delivered to the indenture trustee or the owner trustee for deposit into the collection account any payment required to be so delivered by the servicer under the terms of the servicing agreement, which failure continues unremedied for a period of five (5) business days after discovery thereof by an officer of the servicer or receipt by an officer of the servicer of written notice thereof from the indenture trustee (to the extent a responsible officer of the indenture trustee has received written notice or has actual knowledge thereof) or the noteholders evidencing at least a majority of the note balance (or, if no notes are outstanding, by the Majority Certificateholders);

•

any failure by the servicer to duly observe or perform in any material respect any other covenants or agreements, as the case may be, of the servicer set forth in the servicing agreement (other than a covenant or agreement pursuant to the FDIC Rule Covenant), which failure (i) materially and adversely affects the rights of the issuing entity or the noteholders or the certificateholders and (ii) continues unremedied for a period of ninety (90) days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee (to the extent a responsible officer of the indenture trustee has received written notice or has actual knowledge thereof) or the noteholders evidencing at least a majority of the note balance (or, if no notes are outstanding, by the Majority Certificateholders) (it being understood that no servicer replacement event will result from a breach by the servicer of any covenant for which the repurchase of the affected receivable is specified as the sole remedy pursuant to the servicing agreement);

•

any representation or warranty of the servicer made in any transaction document to which the servicer is a party or by which it is bound or any certificate delivered pursuant to the servicing agreement (other than a covenant or agreement pursuant to the FDIC Rule Covenant) proves to have been incorrect in any material respect when made, which failure materially and adversely affects the rights of the issuing entity, the noteholders or certificateholders, and which failure continues unremedied for ninety (90) days after discovery thereof by an officer of the servicer or receipt by an officer of the servicer of written notice thereof from the indenture trustee (to the extent a responsible officer of the indenture trustee has received written notice or has actual knowledge thereof) or the noteholders evidencing at least a majority of the note balance (or, if no notes are outstanding, by the Majority Certificateholders); and

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 days) of bankruptcy, insolvency, receivership or liquidation of the servicer.

Notwithstanding the foregoing, (A) if any delay or failure of performance referred to in the first bullet above shall have been caused by force majeure or other similar occurrence, the five (5) business day grace period will be extended for an additional sixty (60) calendar days and (B) if any delay or failure of performance referred to in the second or third bullet above was caused by force majeure or other similar occurrence, the ninety (90) day grace period referred to in the second and third bullet above will be extended for an additional sixty (60) calendar days.

The existence or occurrence of any “material instance of noncompliance” (within the meaning of Item 1122 of Regulation AB) shall not create any presumption that any event under the first three bullet points above has occurred.

Resignation, Removal or Replacement of the Servicer

If a servicer replacement event is unremedied, the indenture trustee, acting at the direction of noteholders holding 66 2/3% of the outstanding principal amount of the notes (or, if no notes are outstanding, the owner trustee acting at the direction of the Majority Certificateholders), will terminate all of the servicing rights and obligations of the servicer with respect to the receivables. The indenture trustee or owner trustee, as applicable, will effect that termination by delivering notice to the servicer, the owner trustee, the issuing entity, the Delaware trustee, the administrator, the certificateholders and the noteholders. Any successor servicer must be an established institution having a net worth of not less than $100,000,000 and whose regular business includes the servicing of comparable motor vehicle receivables having an aggregate outstanding principal amount of not less than $50,000,000.

The servicer may not resign from its servicing obligations and duties except upon determination that the performance of its duties under the servicing agreement is no longer permissible under applicable law. No servicer resignation will become effective until a successor servicer has assumed the servicer’s obligations and duties and provided in writing the information reasonably requested by the depositor to comply with its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to a replacement servicer. The servicer may, at any time without notice or consent, delegate (a) any or all of its duties (including, without limitation, its duties as custodian) under the transfer agreements to any of its affiliates or (b) specific duties (including, without limitation, its duties as custodian) to sub-contractors who are in the business of performing similar duties. However, no delegation to affiliates or sub-contractors will release the servicer of its responsibility with respect to its duties, and the servicer will remain obligated and liable to the issuing entity and the indenture trustee for those duties as if the servicer alone were performing those duties.

Upon the servicer’s receipt of notice of termination, the predecessor servicer will continue to perform its functions as servicer only until the date specified in that termination notice or, if no date is specified therein, until receipt of that notice. If a successor servicer has not been appointed at the time when the predecessor servicer ceases to act as servicer of the receivables, the indenture trustee will automatically be appointed the successor servicer. However, if the indenture trustee is legally unable or is unwilling to act as servicer, the indenture trustee will appoint (or petition a court to appoint) a successor servicer.

Upon appointment of a successor servicer, the successor servicer will assume all of the responsibilities, duties and liabilities of the servicer with respect to the receivables (other than the obligations of the predecessor servicer that survive its termination as servicer, including indemnification obligations against certain events arising before its replacement). In a bankruptcy or similar proceeding for the servicer, a bankruptcy trustee or similar official may have the power to prevent the indenture trustee, the owner trustee or the noteholders from effecting a transfer of servicing to a successor servicer.

All reasonable costs and expenses incurred in connection with transferring the receivable files to the successor servicer and all other reasonable costs and expenses incurred in connection with the transfer to the successor servicer related to the performance by the servicer under the servicing agreement will be paid by the predecessor servicer upon presentation of reasonable documentation of such costs and expenses. In connection with the appointment of the successor servicer, the issuing entity may make such arrangement for the compensation of the successor servicer out of Available Funds as it and such successor servicer will agree; provided, however, that no such compensation will be in excess of the amount paid to the predecessor servicer under the servicing agreement.

Waiver of Past Servicer Replacement Events

The noteholders of a majority of the note balance (or, if no notes are outstanding, the Majority Certificateholders) may waive any servicer replacement event.

Evidence as to Compliance

The servicing agreement provides that on or before March 30 of each calendar year a report regarding the servicer’s assessment of compliance during the preceding calendar year with all applicable servicing criteria set forth in relevant SEC regulations for asset-backed securities transactions, including disclosure of any material instance of non-compliance identified by the servicer must be filed.

In addition, except as described below, each party that participates in the servicing function with respect to more than 5% of the receivables and other assets comprising the issuing entity will deliver annually to the issuing entity, a report (an “Assessment of Compliance”) that assesses compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (17 C.F.R. 229.1122) and that contains the following:

•	a statement of the party’s responsibility for assessing compliance with the servicing criteria applicable to it;

•	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

•

the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year, setting forth any material instance of noncompliance identified by the party; and

•

a statement that a registered public accounting firm has issued an Attestation Report on the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year.

The servicing agreement will also provide that the servicer will deliver annually to the issuing entity and indenture trustee on or before March 30 of each calendar year, an officer’s certificate stating that (i) a review of the servicer’s activities during the preceding calendar year and of performance under the servicing agreement has been made under the supervision of the officer, and (ii) to the best of the officer’s knowledge, based on the review, the servicer has fulfilled all its obligations under the servicing agreement in all material respects throughout the year, or, if there has been a failure to fulfill any of these obligations in any material respect, specifying each failure known to the officer and the nature and status of the failure.

Further, except as described below, each party which is required to deliver an Assessment of Compliance will also be required to simultaneously deliver a report (an “Attestation Report”) of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board, that expresses an opinion, or states that an opinion cannot be expressed, concerning the party’s assessment of compliance with the applicable servicing criteria.

An annual report on Form 10-K will be filed with the SEC within 90 days after the end of each fiscal year. The annual report will contain the statements, certificates and reports discussed above.

The servicer will also give the issuing entity and the indenture trustee notice of any servicer replacement events under the servicing agreement.

Annual Compliance Statement

The issuing entity will be required to deliver annually to the indenture trustee a written officer’s statement as to the fulfillment of its obligations under the indenture which, among other things, will state that to the best of the officer’s knowledge, the issuing entity has complied with all conditions and covenants under the indenture throughout that year in all material respects or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

Amendment Provisions

The receivables sale agreement generally may be amended by the parties thereto without the consent of the noteholders or any other person; the purchase agreement generally may be amended by the parties thereto without the consent of the noteholders or any other person; the sale agreement generally may be amended by the depositor without the consent of the noteholders or any other person; the trust agreement generally may be amended by the parties thereto without the consent of the noteholders, any certificateholder or any other person; the servicing agreement generally may be amended by the servicer without the consent of the noteholders or any other person; and the administration agreement generally may be amended by the administrator without the consent of the noteholders or any other person, in each case, if one of the following requirements is met, subject to the second following paragraph of this section:

(i)    an opinion of counsel or officer’s certificate of FTH LLC, the depositor, the servicer or the administrator, as applicable, to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

(ii)    the Rating Agency Condition is satisfied with respect to such amendment and the indenture trustee is so notified in writing.

Any amendment to the trust agreement, the administration agreement, the servicing agreement and the transfer agreements also may be made by the parties thereto with the consent of the noteholders holding not less than a majority of the note balance (voting as a single class) for the purpose of adding any provisions to or changing in any manner or eliminating any provision of the relevant agreement or of modifying in any manner the rights of the noteholders or the certificateholders.

Additionally, notwithstanding the first two paragraphs of this “—Amendment Provisions” section, the trust agreement, the administration agreement, the asset representations review agreement, the transfer agreements and the servicing agreement may only be amended by the parties thereto if (i) the Majority Certificateholders consent to such amendment or (ii) such amendment will not, as evidenced by an officer’s certificate of the appropriate party or an opinion of counsel delivered to the indenture trustee, the Delaware trustee and/or the owner trustee, as applicable, materially and adversely affect the interests of the certificateholders.

The asset representations review agreement may be amended by the parties thereto without the consent of the depositor, the indenture trustee, the owner trustee, the Delaware trustee, the noteholders, the certificateholders or any other person, if one of the following requirements is met:

(i)    an opinion of counsel or an officer’s certificate of the servicer to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

(ii)    the Rating Agency Condition is satisfied with respect to such amendment.

Additionally, any amendment to the asset representations review agreement also may be made by the parties thereto if the noteholders holding not less than a majority of the outstanding principal amount of the [Controlling Class] of notes or the Majority Certificateholders consent to such amendment.

THE INDENTURE

The following summary describes the material terms of the indenture pursuant to which the notes will be issued. A form of indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. We will file the actual indenture concurrently with or prior to the time we file this prospectus with the SEC. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture and this prospectus.

Indenture Trustee’s Annual Report

If required by the TIA, the indenture trustee will be required to mail each year to all noteholders a brief report setting forth the following:

•	its eligibility and qualification to continue as indenture trustee under the indenture;

•	information regarding a conflicting interest of the indenture trustee;

•	[any amount advanced by it under the indenture];

•	any change to the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity;

•	any change to the property and funds physically held by the indenture trustee in its capacity as indenture trustee;

•	any release, or release and substitution, of property subject to the lien of the indenture that has not been previously reported;

•	any additional issue of notes by the issuing entity that has not been previously reported; and

•	any action taken by it that materially affects the notes or the issuing entity property and that has not been previously reported.

Material Covenants

The indenture will provide that the issuing entity will not, among other things:

•	except as expressly permitted by the transaction documents, sell, transfer, exchange or otherwise dispose of any of the assets of the issuing entity;

•

claim any credit on or make any deduction from the principal and interest payable in respect of the notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), or applicable state law) or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon any part of the issuing entity property;

•	dissolve or liquidate in whole or in part;

•	merge or consolidate with, or transfer substantially all of its assets to, any other person;

•

permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted thereby;

•

permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (except certain permitted encumbrances) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds thereof; or

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents.

Events of Default

The occurrence of any one of the following events will be an “event of default” under the indenture:

•	a default in the payment of any interest on any note of the [Controlling Class] when the same becomes due and payable, and that default continues for a period of five business days or more;

•	a default in the payment of the principal of any note at the related final scheduled payment date or the redemption date;

•

any failure by the issuing entity to duly observe or perform any of its covenants or agreements in the indenture (other than (i) a covenant or agreement, a default in the observance or performance of which is elsewhere specifically addressed in the indenture or (ii) a covenant or agreement pursuant to the FDIC Rule Covenant), which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for ninety (90) days after written notice is given to the issuing entity by the indenture trustee (to the extent a responsible officer of the indenture trustee has received written notice or has actual knowledge thereof) or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes of the [Controlling Class];

•

any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for ninety (90) days after written notice is given to the issuing entity by the indenture trustee (to the extent a responsible officer of the indenture trustee has received written notice or has actual knowledge thereof) or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the notes of the [Controlling Class]; or

•	the occurrence of certain events (which, if involuntary, remain unstayed for a period of ninety (90) consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of one hundred twenty (120) days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal on a class of notes due to a lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date for that class of notes.

The failure to pay principal of a class of notes will not result in the occurrence of an event of default under the indenture until the final scheduled payment date for that class of notes or the redemption date.

Rights Upon Event of Default

Upon the occurrence and continuation of any event of default (other than an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity), the indenture trustee will, at the direction of the holders of a majority of the outstanding principal amount of the notes, declare the notes to be immediately due and payable. Upon the occurrence of an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity, the notes will automatically be accelerated, and all interest on and principal of the notes will be due and payable without any declaration or other act by the indenture trustee or the noteholders.

If an event of default is unremedied, the indenture trustee may institute proceedings to collect amounts due or foreclose on the issuing entity property, exercise remedies as a secured party, elect to maintain the receivables and other issuing entity property and continue to apply the proceeds from the receivables and other issuing entity property as if there had been no declaration of acceleration or sell the receivables and the other issuing entity property. Upon the occurrence of an event of default resulting in acceleration of the notes, the indenture trustee may sell the receivables or may elect to have the issuing entity maintain possession of the receivables and apply Collections as received. However, the indenture trustee is prohibited from selling the receivables following an event of default and acceleration of the notes unless:

•	the holders of 100% of the aggregate outstanding principal amount of the notes [and the swap counterparty] consent to a sale;

•	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on all outstanding notes; or

•

the event of default relates to the failure to pay interest or principal when due (a “payment default”), the indenture trustee determines that the Collections on the receivables would not be sufficient on an ongoing basis to make all payments on the notes as those payments would have become due if those obligations had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 66 2/3% of the outstanding principal amount of the notes.

In addition, if the event of default does not relate to a payment default or insolvency of the issuing entity, the indenture trustee is prohibited from selling the receivables and the other issuing entity property unless the holders of all outstanding notes consent to a sale or the proceeds of a sale are sufficient to pay in full the principal of and the accrued interest on the outstanding notes.

If an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the noteholders, unless the indenture trustee believes in its sole discretion that the noteholders will offer to reasonably secure or indemnify the indenture trustee against the reasonable costs, expenses, advances and liabilities which might be incurred by it, its agents and its counsel in complying with such request. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of not less than a majority of the aggregate outstanding principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, and the holders of not less than a majority of the aggregate outstanding principal amount of the notes may, in certain cases, waive any event of default, except a default in payment of principal of or interest on any of the notes, a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the noteholders of all of the outstanding notes or a default arising from certain events of bankruptcy, insolvency, receivership or liquidation with respect to the issuing entity.

Priority of Payments Will Change Upon Events of Default that Result in Acceleration

Following the occurrence and during the continuation of an event of default under the indenture which has resulted in an acceleration of the notes, and upon the liquidation of the receivables after any event of default, the priority of payments changes (including payments of principal on the notes). On each payment date after an event of default and acceleration of the notes, payments will be made from all funds available to the issuing entity in the following order of priority:

(1)    first, to the indenture trustee, the owner trustee, [the Calculation Agent,] the Delaware trustee, the certificate paying agent and the asset representations reviewer, any accrued and unpaid fees, indemnity payments and reasonable expenses permitted under the applicable transaction documents, provided, that the amounts payable pursuant to this clause will be limited to $[    ] per annum in the aggregate;

[(2)    second, to the servicer (or any predecessor servicer, if applicable), for reimbursement of outstanding advances[; provided, however, that the available funds from the risk retention reserve account may not be used to pay the servicer so long as the servicer is an affiliate of Fifth Third Bank];]

(3)     third, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior collection periods[; provided, however, that the available funds from the risk retention reserve account may not be used to pay the servicer so long as the servicer is an affiliate of Fifth Third Bank];

[(4)    fourth, to the swap counterparty, any due and unpaid net swap payments;]

(5)    fifth, [pro rata, (A) to the swap counterparty for any due and unpaid senior swap termination payments and (B)] to the Class A-1 noteholders, pro rata, the Class A-1 accrued note interest; if there are not sufficient funds to pay the entire amount of the accrued Class A-1 note interest, the amount available shall be applied to the payment of such interest on each class of notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

(6)    sixth, if an Event of Default has occurred [that arises from (a) a default in the payment of any interest on any note of the [Controlling Class] when the same becomes due and payable, (b) a default in the payment of the principal of or any installment of the principal of any note when the same becomes due and payable or (c) the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity,] in the following order of priority:

•	to the Class A-2 noteholders, the Class A-3 noteholders and the Class A-4 noteholders, pro rata, until all classes of the Class A notes have been paid in full;

•	to the Class B noteholders, the accrued Class B note interest;

•	to the Class B noteholders, until the Class B notes have been paid in full;

(7)    [seventh, if an Event of Default has occurred that arises from any event other than those events described above in clause [sixth], in the following order of priority:

•	to the Class B noteholders, the accrued Class B note interest;

•	to the Class A-1 noteholders until the Class A-1 notes have been paid in full;

•	to the Class A-2 noteholders, the Class A-3 noteholders and the Class A-4 noteholders, pro rata, until all classes of the Class A notes have been paid in full;

•	to the Class B noteholders, until the Class B notes have been paid in full;

(8)    [eighth, to the swap counterparty, any subordinate swap termination payment and any other amounts payable by the issuing entity to the swap counterparty and not previously paid];

(9)    ninth, to the owner trustee, the indenture trustee and the asset representations reviewer, any accrued and unpaid fees, reasonable expenses and indemnity payments not previously paid; and

(10)    tenth, any remaining funds to or at the designated certificateholder account.

Following the occurrence of any event of default under the indenture which has not resulted in an acceleration of the notes, the issuing entity will continue to pay interest and principal on the notes on each payment date in the manner set forth in this prospectus under “—Priority of Payments” above, until the notes are accelerated.

FDIC Rule Covenant

This transaction is [not] intended to comply with the FDIC Rule. The FDIC Rule imposes a number of requirements on the issuing entity, the depositor, any other intermediate entity that may be a transferee, the sponsor and the servicer, and each such party will agree to facilitate compliance with these requirements by complying with its obligations in the FDIC Rule Covenant. See “Material Legal Aspects of the Receivables—FDIC Rule.” [The indenture will contain an FDIC Rule Covenant, which will require, among other things, that:

(1)    payment of principal and interest on the securitization obligations must be primarily based on the performance of the financial assets transferred to the issuing entity and, except for interest rate or currency mismatches between the financial assets and the obligations, shall not be contingent on market or credit events that are independent of such financial assets;

(2)     information describing the financial assets, obligations, capital structure, compensation of the relevant parties and historical performance data must be made available to the noteholders, including (i) information about the obligations and securitized financial assets in compliance with Regulation AB, (ii) information about the transaction structure, performance of the obligations, priority of payments, subordination features, representations and warranties regarding the financial assets, remedies, liquidity facilities, credit enhancement, waterfall triggers or priority of payment reversal features and policies governing delinquencies, servicer advances, loss mitigation and write-offs, (iii) information with respect to the credit performance of the obligations and financial assets on an ongoing basis and (iv) the compensation paid to the originator, sponsor, servicer and any rating agency, third-party advisor and broker and changes to such amounts paid, and the extent to which the risk of loss is retained by any of them;

(3)    the sponsor must retain an economic interest in a material portion (not less than 5 percent) of the credit risk of the financial assets;

(4)    the obligations in the securitization cannot be predominantly sold to an affiliate (other than a wholly-owned subsidiary consolidated for accounting and capital purposes with the sponsor or to an affiliated broker-dealer who purchased such obligations with a view to promptly resell such obligations to persons or entities that are neither affiliates (other than a wholly-owned subsidiary consolidated for accounting and capital purposes with the sponsor) nor insiders of the sponsor in the ordinary course of such broker-dealers business) or insider of the sponsor;

(5)    the sponsor must identify in its financial asset data bases and otherwise account for the financial assets transferred as specified by the FDIC Rule; and

(6)    if the sponsor is acting as servicer, custodian or paying agent, the sponsor must not commingle collections for more than two business days. See “Material Legal Aspects of the Receivables—FDIC Rule” in this prospectus.

Each noteholder and each certificateholder, by accepting a note or certificate, as applicable, will acknowledge and agree that the purpose of the FDIC Rule Covenant is to facilitate compliance with the FDIC Rule by Fifth Third Bank, each intermediate transferee, the depositor, the sponsor, the servicer and the issuing entity, and that the provisions set forth in the FDIC Rule Covenant will have the effect and meanings that are appropriate under the FDIC Rule as such meanings change over time on the basis of evolving interpretations of the FDIC Rule.]

List of Noteholders

Three or more holders of the notes or one or more holders of notes evidencing not less than 25% of the aggregate outstanding principal amount of the notes may, by request to the indenture trustee accompanied by a copy of the communication that the applicant proposes to send, obtain access to the list of all noteholders maintained by such indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or under such notes.

Documents by Paying Agent to Noteholders

The paying agent, at the expense of the issuing entity, will deliver to each noteholder, not later than the latest date permitted by law, such information as may be required by law to enable such holder to prepare its federal and state income tax returns.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the notes upon the delivery to the related indenture trustee for cancellation of all the notes or, subject to specified limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of all of the notes and any other amounts due from the issuing entity under the indenture.

Modification of the Indenture

The issuing entity and the indenture trustee may, when authorized by an issuing entity order, with prior notice from the issuing entity to each hired agency, enter into supplemental indentures, without obtaining the consent of the noteholders or any other person, for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of those noteholders; provided that (1) the issuing entity delivers to the indenture trustee an opinion of counsel or an officer’s certificate to the effect that such supplemental indenture will not materially and adversely affect the interest of any noteholder or (2) the Rating Agency Condition is satisfied with respect to such amendment and the issuing entity so notifies the indenture trustee in writing.

The issuing entity and the indenture trustee, when authorized by an issuing entity order, may also with prior notice from the issuing entity to each hired agency and with the consent of the noteholders of not less than a majority of the note balance, enter into supplemental indentures for the purpose of adding provisions to, changing in any manner or eliminating any provisions of, the indenture, or modifying in any manner the rights of the noteholders. Any such supplemental indenture that amends, modifies or supplements the rights of any noteholder in any of the following manners will require prior notice by the issuing entity to the hired agencies and the consent of the holders of 100% of the aggregate outstanding principal amount of each outstanding note affected thereby:

•

changes the coin or currency in which any note or any interest thereon is payable, reduces the interest rate or principal amount of any note, delays the final scheduled payment date of any note or changes the redemption price of any note;

•

reduces the percentage of the note balance, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or of certain defaults thereunder and their consequences as provided for in the indenture;

•	modifies or alters the provisions of the indenture regarding the voting of notes held by the issuing entity, the depositor, the servicer or the administrator or an affiliate of any of them;

•

reduces the percentage of the note balance, the consent of the holders of which is required to direct the indenture trustee to direct the issuing entity to sell or liquidate the issuing entity property if the proceeds of the sale would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding notes;

•	modifies any amendment provision requiring noteholder consent in any respect materially adverse to the interest of the noteholders;

•

permits the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any part of the issuing entity property or, except as otherwise permitted or contemplated in the transaction documents, terminates the lien of the indenture on any property at any time or deprives the holder of any note of the security afforded by the lien of the indenture; or

•	impairs the right of the noteholders to institute suit for the enforcement of principal and interest payment on the notes that such noteholders own.

No amendment or supplemental indenture will be effective which affects the rights, protections or duties of the Delaware trustee, the indenture trustee or the owner trustee, as applicable, without the prior written consent of the Delaware trustee, the indenture trustee or the owner trustee, respectively.

Notwithstanding the above, if any provision of the FDIC Rule is amended, or any interpretive guidance regarding the FDIC Rule is provided by the FDIC or its staff, and the issuing entity determines that an amendment to the FDIC provisions of the indenture is necessary or desirable, then the issuing entity, the indenture trustee or the owner trustee, as applicable, will be authorized and entitled to amend the relevant provisions in accordance with such FDIC Rule amendment or guidance.

Additionally, notwithstanding the above, the indenture may only be amended by the parties thereto if (i) the Majority Certificateholders consent to such amendment or (ii) such amendment will not, as evidenced by an officer’s certificate of the appropriate party or an opinion of counsel delivered to the Delaware trustee, the indenture trustee and/or the owner trustee, as applicable, materially and adversely affect the interests of the certificateholders.

MATERIAL LEGAL ASPECTS OF THE RECEIVABLES

Rights in the Receivables

The transfer of the receivables by the originator to FTH LLC, by FTH LLC to the depositor and by the depositor to the issuing entity, and the pledge thereof to the indenture trustee, the perfection of the security interests in the receivables and the enforcement of rights to realize on the related financed vehicles as collateral for the receivables are subject to a number of federal and state laws, including the Uniform Commercial Code and certificate of title acts as in effect in various states. The servicer and the depositor will take the actions described below to perfect the rights of the issuing entity and the indenture trustee in the receivables.

Under the servicing agreement, the servicer will be appointed by the issuing entity to act as the custodian of the receivables. The servicer, as the custodian, will have possession of the original contracts giving rise to the receivables. To the extent any of the receivables arise under or are evidenced by contracts in electronic form (such electronic contracts, together with the original contracts in tangible form, collectively “chattel paper”), the servicer, as the custodian, will have printed copies of the electronic contracts and the capability of accessing the electronic information. While neither the original contracts nor the printed copies of electronic contracts giving rise to the receivables will be marked to indicate the ownership interest thereof by the issuing entity, and the indenture trustee will not have “control” of the authoritative copy of those contracts that are in electronic form, appropriate UCC-1 financing statements reflecting the transfer and assignment of the receivables by the originator to the depositor and by the depositor to the issuing entity, and the pledge thereof to the indenture trustee will be filed to perfect that interest and give notice of the issuing entity’s ownership interest in, and the indenture trustee’s security interest in, the receivables and related chattel paper. If, through inadvertence or otherwise, any of the receivables were sold or pledged to another party who purchased (including a pledgee) the receivables in the ordinary course of its business and took possession of the original contracts in tangible form or “control” of the authoritative copy of the contracts in electronic form giving rise to the receivables, the purchaser would acquire an interest in the receivables superior to the interests of the issuing entity and the indenture trustee if the purchaser acquired the receivables for new value in good faith, in the ordinary course of the purchaser’s business and without knowledge that the purchase violates the rights of the issuing entity or the indenture trustee, which could cause investors to suffer losses on their securities.

Generally, the rights held by assignees of the receivables, including without limitation the issuing entity and the indenture trustee, will be subject to:

•	all the terms of the contracts related to or evidencing the receivable; and any defense or claim in recoupment arising from the transaction that gave rise to the contracts; and

•	any other defense or claim of the obligor against the assignor of such receivable which accrues before the obligor receives notification of the assignment.

Because none of the originator, FTH LLC, the depositor or the issuing entity is obligated to give the obligors notice of the assignment of any of the receivables, the issuing entity and the indenture trustee will be subject to defenses or claims of the obligor against the assignor even if such claims are unrelated to the receivable.

The originator typically takes physical possession of the signed original retail installment sale contracts to assure that it has priority in its rights in the receivables against the dealers and their respective creditors. Under the UCC, a purchaser of chattel paper who takes physical possession of the chattel paper may have priority over FTH LLC and its creditors in the event of FTH LLC’s bankruptcy. If a retail installment sale contract is amended and the purchaser does not or is unable to take physical possession of the signed original amendment, there is a risk that creditors of the selling dealer could have priority over the issuing entity’s rights in the contract.

Security Interests in the Financed Vehicles

Obtaining Security Interests in Financed Vehicles. In all states in which the receivables have been originated, motor vehicle retail installment sale contracts and/or installment loans such as the receivables evidence the purchase or refinancing of automobiles, light-duty trucks and/or other types of motor vehicles. The receivables also constitute personal property security agreements and include grants of security interests in the financed vehicles under the applicable Uniform Commercial Code. Perfection of security interests in the financed vehicles is generally governed by the motor vehicle registration laws of the state in which the financed vehicle is located. In most states, a security interest in an automobile, a light-duty truck and/or another type of motor vehicle is perfected by obtaining the certificate of title to the financed vehicle or the notation of the secured party’s lien on the vehicle’s certificate of title. However, in California and in certain other states, certificates of title and the notation of the related lien may be maintained solely in the electronic records of the applicable department of motor vehicles or the analogous state office. As a result, any reference to a certificate of title in this prospectus includes certificates of title maintained in physical form and electronic form which may also be held by third-party servicers. In some states, certificates of title maintained in physical form are held by the obligor and not the lienholder or a third-party servicer. Each transferor will warrant that it has taken all steps necessary to obtain a perfected first priority security interest with respect to all financed vehicles securing the receivables. If the originator fails, because of clerical errors or otherwise, to effect or maintain the notation of the security interest on the certificate of title relating to a financed vehicle, the issuing entity may not have a perfected first priority security interest in that financed vehicle.

If the originator did not take the steps necessary to cause its security interest to be perfected as described above until more than 30 days after the date the related obligor received possession of the financed vehicle, and the related obligor was insolvent on the date such steps were taken, the perfection of such security interest may be avoided as a preferential transfer under bankruptcy law if the obligor under the related receivable becomes the subject of a bankruptcy proceeding commenced within 90 days of the date of such perfection, in which case the originator, and subsequently, the depositor, the issuing entity and the indenture trustee would be treated as an unsecured creditor of such obligor.

Perfection of Security Interests in Financed Vehicles. The originator, either directly or indirectly, will sell the receivables and assign its security interest in each financed vehicle to the depositor. The depositor will sell the receivables and assign the security interest in each financed vehicle to the issuing entity. However, because of the administrative burden and expense of retitling, the servicer, the depositor and the issuing entity will not amend any certificate of title to identify the issuing entity as the new secured party on the certificates of title relating to the financed vehicles. Accordingly, the originator will continue to be named as the secured party on the certificates of title relating to the financed vehicles. In most states, assignments such as those under the transfer agreements are an effective conveyance of the security interests in the financed vehicles without amendment of the lien noted on the related certificate of title, and the new secured party succeeds to the assignor’s rights as the secured party. However, a risk exists in not identifying the issuing entity as the new secured party on the certificate of title because the security interest of the issuing entity could be released without the issuing entity’s consent, another person could obtain a security interest in the applicable financed vehicle that is higher in priority than the interest of the issuing entity or the issuing entity’s status as a secured creditor could be challenged in the event of a bankruptcy proceeding involving the obligor.

In the absence of fraud, forgery or neglect by the financed vehicle owner or administrative error by state recording officials, notation of the lien of the originator generally will be sufficient to protect the issuing entity against the rights of subsequent purchasers of a financed vehicle or subsequent lenders who take a security interest in a financed vehicle. If there are any financed vehicles as to which the originator has failed to perfect the security interest assigned to the issuing entity, that security interest would be subordinate to, among others, subsequent purchasers of the financed vehicles and holders of perfected security interests.

Under the Uniform Commercial Code if a security interest in a financed vehicle is perfected by any method under the laws of one state, and the financed vehicle is then moved to another state and titled in that other state, the security interest that was perfected under the laws of the original state remains perfected as against all persons other than a purchaser of the vehicle for value for as long as the security interest would have been perfected under the law of the original state. However, a security interest in a financed vehicle that is covered by a certificate of title from the original state becomes unperfected as against a purchaser of that financed vehicle for value and is deemed never to have been perfected as against that purchaser if the security interest in that financed vehicle is not perfected under the laws of that other state within four months after the financed vehicle became covered by a certificate of title from the other state. A majority of states require surrender of a certificate of title to re-register a vehicle. Therefore, the servicer will provide the department of motor vehicles or other appropriate state or county agency of the state of relocation with the certificate of title so that the owner can effect the re-registration. If the financed vehicle owner moves to a state that provides for notation of a lien on the certificate of title to perfect the security interests in the financed vehicle, absent clerical errors or fraud, the originator would receive notice of surrender of the certificate of title if its lien is noted thereon. Accordingly, the secured party will have notice and the opportunity to re-perfect the security interest in the financed vehicle in the state of relocation. If the financed vehicle owner moves to a state which does not require surrender of a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing its portfolio of motor vehicle receivables, the servicer takes steps to effect re-perfection upon receipt of notice of registration or information from the obligor as to relocation. Similarly, when an obligor under a receivable sells a financed vehicle, the servicer must provide the owner with the certificate of title, or the servicer will receive notice as a result of its lien noted thereon and accordingly will have an opportunity to require satisfaction of the related receivable before release of the lien. Under the servicing agreement, the servicer will, in accordance with its customary servicing practices, take such steps as are necessary to maintain perfection of the security interest created by each receivable in the related financed vehicle. The issuing entity will authorize the servicer to take such steps as are necessary to re-perfect the security interest on behalf of the issuing entity and the indenture trustee in the event of the relocation of a financed vehicle or for any other reason.

The requirements for the creation, perfection, transfer and release of liens in financed vehicles generally are governed by state law, and these requirements vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability to the issuing entity or the release of the lien on the vehicle or other adverse consequences. For example, the State of New York passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied without any signature or formal release by the prior lienholder. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without prior payment in full of the receivable.

Under the laws of most states, statutory liens such as liens for unpaid taxes, liens for towing, storage and repairs performed on a motor vehicle, motor vehicle accident liens and liens arising under various state and federal criminal statutes take priority over a perfected security interest in a financed vehicle. Under the Internal Revenue Code, federal tax liens that are filed have priority over a subsequently perfected lien of a secured party. In addition, certain states grant priority to state tax liens over a prior perfected lien of a secured party. The laws of most states and federal law permit the confiscation of motor vehicles by governmental authorities under some circumstances if used in or acquired with the proceeds of unlawful activities, which may result in the loss of a secured party’s perfected security interest in a confiscated vehicle. With respect to the issuing entity, the depositor will represent in the sale agreement that, as of the Closing Date, no state or federal liens exist with respect to any financed vehicle securing payment on any related receivable. However, liens could arise, or a confiscation could occur, at any time during the term of a receivable. It is possible that no notice will be given to the servicer in the event that a lien arises or a confiscation occurs, and any lien arising or confiscation occurring after the Closing Date would not give rise to Fifth Third Bank’s repurchase obligations under the receivables sale agreement.

Repossession

In the event of a default by an obligor, the holder of the related motor vehicle retail installment sale contract and/or installment loan has all the remedies of a secured party under the Uniform Commercial Code, except as specifically limited by other state laws. Among the Uniform Commercial Code remedies, the secured party has the right to repossess a financed vehicle by self-help means, unless those means would constitute a breach of the peace under applicable state law or is otherwise limited by applicable state law. Unless a financed vehicle is voluntarily surrendered, self-help repossession is accomplished simply by retaking possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the financed vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify the obligor of the default and the intent to repossess the collateral and to give the obligor a time period within which to cure the default prior to repossession. Generally, this right to cure may only be exercised on a limited number of occasions during the term of the related receivable. Other jurisdictions permit repossession without prior notice if it can be accomplished without a breach of the peace (although in some states, a course of conduct in which the creditor has accepted late payments has been held to create a right by the obligor to receive prior notice). In some states, after the financed vehicle has been repossessed, the obligor may reinstate the related receivable by paying the delinquent installments and other amounts due.

Notice of Sale; Redemption Rights

In the event of a default by the obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which the obligor may cure the default prior to repossession. Generally, this right of reinstatement may be exercised on a limited number of occasions in any one year period.

The Uniform Commercial Code and other state laws require the secured party to provide the obligor with reasonable notice concerning the disposition of the collateral including, among other things, the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held and certain additional information if the collateral constitutes consumer goods. In addition, some states also impose substantive timing requirements on the sale of repossessed vehicles and/or various substantive timing and content requirements relating to those notices. In some states, after a financed vehicle has been repossessed, the obligor may reinstate the receivable by paying the delinquent installments and other amounts due, in which case the financed vehicle is returned to the obligor. The obligor has the right to redeem the collateral prior to actual sale or entry by the secured party into a contract for sale of the collateral by paying the secured party the unpaid outstanding principal balance of the obligation, accrued interest thereon, reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees and legal expenses.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the repossessed vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount. In addition to the notice requirement, the Uniform Commercial Code requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” Generally, in the case of consumer goods, courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. Generally, in the case of collateral that does not constitute consumer goods, the Uniform Commercial Code provides that when a sale is not “commercially reasonable,” the secured party may retain its right to at least a portion of the deficiency judgment.

The Uniform Commercial Code also permits the debtor or other interested party to recover for any loss caused by noncompliance with the provisions of the Uniform Commercial Code. In particular, if the collateral is consumer goods, the Uniform Commercial Code grants the debtor the right to recover in any event an amount not less than the credit service charge plus 10% of the principal amount of the debt. In addition, prior to a sale, the Uniform Commercial Code permits the debtor or other interested person to prohibit or restrain on appropriate terms the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the Uniform Commercial Code.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no subordinate lienholder exists, the Uniform Commercial Code requires the creditor to remit the surplus to the obligor.

Consumer Protection Law

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the CFPB’s Regulations B and Z, the Gramm-Leach-Bliley Act, the Relief Act, the Texas Credit Title, state adoptions of the National Consumer Act and of the Uniform Consumer Credit Code, state motor vehicle retail installment sale acts and other similar laws. Many states have adopted “lemon laws” that provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the receivables described above.

With respect to used vehicles, the Federal Trade Commission’s Rule on Sale of Used Vehicles (the “FTC Rule”) requires all sellers of used vehicles to prepare, complete and display a “Buyers’ Guide” that explains the warranty coverage for such vehicles. The Federal Magnuson-Moss Warranty Act and state lemon laws may impose further obligations on motor vehicle dealers. Holders of the receivables may have liability for or may be subject to claims and defenses under those statutes, the FTC Rule and similar state statutes.

The so-called “Holder-in-Due-Course” rule of the Federal Trade Commission (the “HDC Rule”), the provisions of which are generally duplicated by the Uniform Consumer Credit Code, other statutes or the common law in some states, has the effect of subjecting a seller (and specified creditors and their assignees) in a consumer transaction to all claims and defenses that the obligor in the transaction could assert against the seller of the goods. Liability under the HDC Rule is limited to the amounts paid by the obligor under the contract, and the holder of the receivable may also be unable to collect any balance remaining due under that contract from the obligor.

Most of the receivables will be subject to the requirements of the HDC Rule. Accordingly, the issuing entity, as holder of the related receivables, will be subject to any claims or defenses that the purchaser of the applicable financed vehicle may assert against the seller of the related financed vehicle. For each obligor, these claims are limited to a maximum liability equal to the amounts paid by the obligor on the related receivable. The originator will represent in the receivables sale agreement that each of the receivables, and the sale of the related financed vehicle thereunder, complied with all material requirements of applicable laws and the regulations issued pursuant thereto. Under most state motor vehicle dealer licensing laws, sellers of motor vehicles are required to be licensed to sell motor vehicles at retail sale. Furthermore, federal odometer regulations promulgated under the Motor Vehicle Information and Cost Savings Act require that all sellers of new and used vehicles furnish a written statement signed by the seller certifying the accuracy of the odometer reading. If the seller is not properly licensed or if a written odometer disclosure statement was not provided to the purchaser of the related financed vehicle, an obligor may be able to assert a defense against the seller of the vehicle. If an obligor were successful in asserting any of those claims or defenses, that claim or defense would, if it affects the ability of the issuing entity to receive and retain payment in full on the receivable, constitute a breach of the originator’s representations and warranties under the receivables sale agreement and would, if the breach materially and adversely affects the receivable or the interests of the noteholders, create an obligation of Fifth Third Bank to repurchase the receivable unless the breach is cured. See “The Transaction Documents—Sale and Assignment of Receivables and Related Security Interests” in this prospectus.

Any shortfalls or losses arising in connection with the matters described in the three preceding paragraphs, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to obligors.

The CFPB is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and non-depository institutions offering financial products and services to consumers, including indirect automobile loans and retail automobile leases. For example, in October 2020, the CFPB issued a final rule covering the activities of third-party debt collectors. While the final rule did not address first-party debt collectors, the CFPB has previously indicated that it would address this activity in a later rulemaking. It is unclear what effects, if any, the final rule will have on the receivables or the servicer’s practices, procedures or other activities related to the receivables in ways that could reduce the associated collections. Fifth Third Bank is subject to the CFPB’s supervisory and enforcement authority. The CFPB has taken action against banks and nonbanks regarding compliance with the fair lending requirements of the Equal Credit Opportunity Act, and its implementing regulation, concerning retail contracts where the dealer charged the consumer an interest rate that is higher than the minimum interest rate, absent additional discounts or reductions, at which a finance company will finance or purchase a retail installment sale contract from a dealer. We refer to this minimum interest rate that we have determined to be applicable to a consumer based on creditworthiness and other objective criteria as the “buy rate.” The consumer may agree with the automobile dealer to pay an interest rate that is different than the buy rate, which we refer to as the “contract rate.” The CFPB has been conducting fair lending examinations of automobile lenders, including Fifth Third Bank, and their dealer compensation policies.

On September 28, 2015, Fifth Third Bank reached a settlement with the U.S. Department of Justice (“DOJ”) and the CFPB and entered into related consent orders with each of the DOJ and the CFPB (the “Consent Orders”) regarding its indirect automobile lending and dealer compensation policy. Pursuant to the Consent Orders, Fifth Third Bank, without admitting or denying any of the findings of fact or conclusions of law (except to establish jurisdiction) agreed to implement a new dealer compensation policy, which went into effect on January 20, 2016. Under the new dealer compensation policy, a dealer assigning a loan to Fifth Third Bank may contract with a consumer for an interest rate below Fifth Third Bank’s buy rate only if the dealer provides certain information on a competitor’s similar offer for that application. For automobile loans assigned to Fifth Third Bank with an interest rate above Fifth Third Bank’s buy rate, if the term is 60 months or less, the dealer’s contract rate with the consumer may not be more than 125 basis points higher than Fifth Third Bank’s buy rate, and if the term is over 60 months, the contract rate may not be more than 100 basis points higher than Fifth Third Bank’s buy rate. The Consent Orders provide that Fifth Third Bank’s Board of Directors and Risk and Compliance Committee will oversee its compliance with the new dealer compensation policy. Fifth Third Bank also agreed, pursuant to the Consent Orders, to pay $18 million to compensate certain consumers who undertook loans under its prior dealer compensation policy.

Copies of the Consent Orders were filed with a Form 8-K as Exhibits 99.1 and 99.2 on September 29, 2015 by Fifth Third Bancorp. The description of the Consent Orders set forth above does not purport to be complete and is qualified by reference to their full text.

In addition, we understand that the CFPB has also been conducting investigations of automobile lenders concerning certain other automobile lending practices, including the sale of extended warranties, credit insurance and other add-on products. If any of these practices were found to violate applicable laws, the sponsor could be obligated to repurchase from the issuing entity any receivable that fails to comply with these laws. In addition, the depositor, the sponsor or the issuing entity could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the issuing entity. For additional discussion of how a failure to comply with consumer protection laws may impact the issuing entity, the receivables or your investment in the securities, see “Risk Factors—Risks relating to the nature of the notes and the structure of the transaction—Failure to comply with consumer protection laws may result in losses on your investment.”

Fifth Third Bank also periodically performs reviews of its lending policies and analyses of both dealer-specific and portfolio-wide loan pricing data for potential disparities resulting from dealer markup and compensation policies. Depending upon the results of these reviews and analyses or any further regulatory agency actions, Fifth Third Bank may consider providing, or may be required to provide, remuneration, which could include reductions to the interest rates on the applicable automobile loans. Additionally, as described above, in connection with the Consent Orders, Fifth Third Bank has agreed to compensate obligors of impacted automobile loans.

Fifth Third Bank has, and in the future may, periodically enhance its compliance program or engage in voluntary remuneration, including reducing the interest rates on and making lump-sum cash payments to obligors of certain affected automobile loans, on the basis of sampling and without any determination of any violation of law. If Fifth Third Bank, as servicer, were to voluntarily reduce the interest rate on any automobile loan, it may be required under the applicable transaction documents to repurchase the affected receivables; however, under some circumstances the servicer would not be required under the applicable transaction documents to repurchase the affected receivables. See “The Servicer” for a discussion of the purchase obligations of the servicer.

Repurchase Obligation

The originator will make representations and warranties in the receivables sale agreement that each receivable complies with all requirements of law in all material respects. If any representation and warranty proves to be incorrect with respect to any receivable, affects the ability of the issuing entity to receive and retain payment in full on such receivable, has certain material and adverse effects and is not timely cured, the originator may be required under the receivables sale agreement to repurchase the affected receivables. The originator may be subject from time to time to litigation alleging that the receivables or its lending practices do not comply with applicable law. The commencement of any such litigation generally would not result in a breach of any of the representations or warranties with respect to the receivables.

Servicemembers Civil Relief Act

Under the terms of the Relief Act, an obligor who enters military service after the origination of such obligor’s receivable (including an obligor who was in reserve status and is called to active duty after origination of the receivable) may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. Interest at a rate in excess of 6% that would otherwise have been incurred but for the Relief Act is forgiven. The Relief Act applies to obligors who are servicemembers and includes members of the Army, Navy, Air Force, Marines, National Guard, Reserves (when such enlisted person is called to active duty), Coast Guard, officers of the National Oceanic and Atmospheric Administration, officers of the U.S. Public Health Service assigned to duty with the Army or Navy and certain other persons as specified in the Relief Act. Because the Relief Act applies to obligors who enter military service (including reservists who are called to active duty) after origination of the related receivable, no information can be provided as to the number of receivables that may be affected by the Relief Act. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. Any shortfall in interest collections resulting from the application of the Relief Act or similar legislation or regulations which would not be recoverable from the related receivables, would result in a reduction of the amounts distributable to the securityholders. In addition, the Relief Act imposes limitations that would impair the ability of the servicer to foreclose on an affected receivable during the obligor’s period of active duty status, and, under certain circumstances, during an additional one year period thereafter. Also, the laws of some states impose similar limitations during the obligor’s period of active duty status and, under certain circumstances, during an additional period thereafter as specified under the laws of those states. On July 29, 2022, the CFPB and the Department of Justice sent a notification letter to certain auto leasing and lending companies reminding them of the protections offered to servicemembers and their dependents under the Relief Act. Thus, in the event that the Relief Act or similar state legislation or regulations applies to any receivable which goes into default, there may be delays in payment and losses on your notes. Any other interest shortfalls, deferrals or forgiveness of payments on the receivables resulting from the application of the Relief Act or similar state legislation or regulations may result in delays in payments or losses on your notes.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including the Bankruptcy Code and similar state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, if an obligor commences bankruptcy proceedings, a bankruptcy court may prevent a creditor from repossessing a vehicle, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of filing of the bankruptcy petition, as determined by the bankruptcy court, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a receivable or change the rate of interest and time of repayment of the receivable.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that the issuing entity could fail to have some required licenses or permits. In that event, the issuing entity could be subject to liability or other adverse consequences.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Certain Matters Relating to Bankruptcy

The depositor has been structured as a limited purpose entity and will engage only in activities permitted by its organizational documents. Under the depositor’s organizational documents, the depositor is limited in its ability to file a voluntary petition under the United States Bankruptcy Code (the “Bankruptcy Code”) or any similar applicable state law so long as the depositor is solvent and does not reasonably foresee becoming insolvent. There can be no assurance, however, that the depositor, or the originator, will not become insolvent and file a voluntary petition under the Bankruptcy Code or any similar applicable state law or become subject to a conservatorship or receivership, as may be applicable in the future.

The voluntary or involuntary petition for relief under the Bankruptcy Code or any similar applicable state law or the establishment of a conservatorship or receivership, as may be applicable, with respect to the originator should not necessarily result in a similar voluntary application with respect to the depositor so long as the depositor is solvent and does not reasonably foresee becoming insolvent either by reason of the originator’s insolvency or otherwise. The depositor has taken certain steps in structuring the transactions contemplated hereby that are intended to make it unlikely that any voluntary or involuntary petition for relief by the originator under applicable insolvency laws will result in the consolidation pursuant to such insolvency laws or the establishment of a conservatorship or receivership, of the assets and liabilities of the depositor with those of the originator. These steps include the organization of the depositor as a limited purpose entity pursuant to its limited liability company agreement containing certain limitations (including restrictions on the limited nature of the depositor’s business and on its ability to commence a voluntary case or proceeding under any insolvency law without an affirmative vote of all of its directors, including independent directors).

The depositor believes that, subject to certain assumptions (including the assumption that the books and records relating to the assets and liabilities of the originator will at all times be maintained separately from those relating to the assets and liabilities of the depositor, the depositor will prepare its own balance sheets and financial statements and there will be no commingling of the assets of the originator with those of the depositor), the assets and liabilities of the depositor should not be substantively consolidated with the assets and liabilities of the originator in the event of a petition for relief under the Bankruptcy Code with respect to the originator; and the transfer of receivables by the originator should constitute an absolute transfer, and, therefore, such receivables would not be property of the originator in the event of the filing of an application for relief by or against the originator under the Bankruptcy Code.

Further, with respect to the originator, counsel to the depositor will also render its opinion that:

•

subject to certain assumptions, the assets and liabilities of the depositor would not be substantively consolidated with the assets and liabilities of the originator in the event of a petition for relief under the Bankruptcy Code; and

•

the transfer of receivables by the originator constitutes an absolute transfer and would not be included in the originator’s bankruptcy estate or subject to the automatic stay provisions of the Bankruptcy Code.

If, however, a bankruptcy court for the originator or a creditor of the originator were to take the view that the originator and the depositor should be substantively consolidated or that the transfer of the receivables from the originator to the depositor should be recharacterized as a pledge of such receivables, then you may experience delays and/or shortfalls in payments on the notes.

Certain Matters Relating to Insolvency

If Fifth Third Bank were to become insolvent, were to violate applicable regulations, or if other similar circumstances were to occur, the FDIC could be appointed receiver or conservator of Fifth Third Bank. As receiver or conservator, the FDIC would have various powers under the Federal Deposit Insurance Act, including the power to repudiate any contract to which Fifth Third Bank was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of Fifth Third Bank’s affairs. Among the contracts that might be repudiated is the receivables sale agreement, the servicing agreement and the administration agreement relating to your notes.

Also, none of the parties to those contracts could exercise any right or power to terminate, accelerate, or declare a default under those transaction documents, or otherwise affect Fifth Third Bank’s rights under those transaction documents without the FDIC’s consent, for 90 days after the receiver is appointed or 45 days after the conservator is appointed, as applicable. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of Fifth Third Bank. The requirement to obtain the FDIC’s consent before taking these actions relating to a bank’s contracts or property is sometimes referred to as an “automatic stay.”

The FDIC’s repudiation power would enable the FDIC to repudiate Fifth Third Bank’s obligations as servicer or administrator and any ongoing repurchase or indemnity obligations under the receivables sale agreement relating to your notes but would not empower the FDIC to repudiate transfers of receivables made under the receivables sale agreement prior to the appointment of the receiver or conservator. However, if those transfers were not respected as legal true sales, then FTH LLC would be treated as having made a loan to Fifth Third Bank, secured by the transferred receivables. The FDIC ordinarily has the power to repudiate secured loans and then recover the collateral after paying damages (as described further below) to the lenders.

FDIC Rule

The FDIC has adopted a regulation entitled “Treatment of financial assets transferred in connection with a securitization or participation” (the “FDIC Rule”). The FDIC Rule contains four different safe harbors, each of which limits the powers that the FDIC can exercise in the insolvency of an insured depository institution when it is appointed as receiver or conservator (and references in this section to the FDIC are in its capacity as such). To qualify for a safe harbor, the securitization or participation must satisfy the requirements specified for that type of transaction. If one or more of the requirements specified in the safe harbor are not met, the FDIC’s powers would not be limited by the FDIC Rule. The relevant safe harbor for the issuing entity will be either the safe harbor for securitizations that do not satisfy the requirements for sale accounting treatment or the safe harbor for securitizations that satisfy the requirements for sale accounting treatment. The discussion of the FDIC Rule in this prospectus is limited to those two safe harbors.

The requirements imposed by the FDIC Rule include provisions that are required to be contained in the transaction documents. These provisions limit the structural features of the transaction in specified ways, impose obligations on one or more of the issuing entity, the depositor and any other intermediate entities that may be a transferee (which entities are jointly considered to be the “issuing entity” for purposes of the FDIC Rule), require the servicer and the sponsor to make specified disclosures, provide ongoing reporting on specified items and define specified aspects of the relationships among the parties. In order to satisfy the requirements of the FDIC Rule to include these provisions in the documentation, the indenture will contain a covenant (the “FDIC Rule Covenant”) that contains the requisite provisions and that obligates the “issuing entity” to perform each of the specified obligations, other than those obligations that are specifically assigned exclusively to the servicer or the sponsor. See “The Indenture—FDIC Rule Covenant.” Each transfer agreement and the servicing agreement will obligate FTH LLC, the depositor, the sponsor and the servicer to perform its specified functions under the FDIC Rule Covenant. The failure of the issuing entity to perform its obligations under the FDIC Rule Covenant will not constitute an event of default, nor will the failure of the servicer to perform its obligations under the FDIC Rule Covenant constitute a servicer default. However, the noteholders, the certificateholders and the indenture trustee will retain the right to exercise any other remedies permitted by the indenture or applicable law in respect of these breaches.

If the FDIC is appointed as conservator or receiver for an insured depository institution that has effected a securitization that is covered by the FDIC Rule, but for which accounting sale treatment does not apply, there are several possible series of events that could occur. The FDIC will succeed to the obligations of the insured depository institution, whether as servicer, sponsor or otherwise. If the FDIC becomes the servicer or otherwise controls distributions of collections, the FDIC would have the choice of whether or not to pay or apply collections from the financial assets in accordance with the transaction documents. If the FDIC chooses not to pay or apply the collections, it will be in monetary default, and the indenture trustee at the direction of the holders of at least a majority of the outstanding note balance of the [Controlling Class], the servicer or the majority certificateholders will be entitled to deliver a notice and other information required by the FDIC Rule to the FDIC requesting the exercise of contractual rights under the transaction documents because of the FDIC’s monetary default. Upon delivery of such notice, the indenture trustee or the issuing entity, as applicable, may exercise any contractual rights such party may have in accordance with the transaction documents and the FDIC Rule. In exercising such contractual rights, the indenture trustee will act at the written direction of the holders of at least a majority of the outstanding note balance of the [Controlling Class] and the owner trustee on behalf of the issuing entity will act at the written direction of the majority certificateholders. If the FDIC does not cure the monetary default within ten business days, then the FDIC will have been deemed to have consented to the exercise of those contractual rights. However, the FDIC, as receiver or conservator, is not required to take any action under the FDIC Rule after a monetary default other than providing consents, waivers and execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of such contractual rights.

Another series of events could occur if, following an insolvency, the FDIC seeks to exercise its power to repudiate contracts in connection with a transaction for which the safe harbor applicable to transactions which do not satisfy the requirements for accounting sale treatment applies. The FDIC Rule gives the FDIC the choice, following repudiation, either to pay damages within ten business days or to permit the exercise of contractual rights as described in the preceding paragraph. If the FDIC elects to pay damages, it is obligated to pay noteholders an amount equal to the par value of the notes outstanding on the date the FDIC is appointed as conservator or receiver of the insured depository institution, less any payments of principal received by the noteholders prior to and through the date of repudiation, plus unpaid, accrued interest through the date of repudiation in accordance with the transaction documents to the extent of collections actually received through the date of repudiation. If the damages paid by the FDIC do not include interest from the date of repudiation to the date of payment, the indenture will provide that the indenture trustee should apply available funds from the reserve account and the collection account to pay such shortfall. However, upon payment of these damages, the FDIC Rule provides that “all liens or claims on the financial assets created pursuant to the securitization documents shall be released.” If the FDIC were to assert successfully that the lien of the indenture trustee on the reserve account and the collection account were released and the assets in those accounts were transferred to the FDIC, then noteholders would not receive interest from the date of repudiation to the date of payment. To the extent that the certificates constitute “obligations” within the meaning of the FDIC Rule, the administrator or the owner trustee (based on written instructions setting forth the damages calculation provided by the majority certificateholders) on behalf of the issuing entity will notify the indenture trustee and the FDIC of the damages due to the certificateholders.

Damages paid by the FDIC will be distributed to noteholders and, if applicable, to certificateholders on the earlier of (1) the next payment date on which such damages could be distributed and (2) the earliest practicable date that the indenture trustee could declare a special payment date, subject to applicable provisions of the indenture, applicable law and the procedures of any applicable clearing agency. The indenture trustee will be authorized and instructed to maintain possession and control of the reserve account, the collection account and all amounts on deposit therein. If the date on which damages are to be distributed to noteholders and, if applicable, to certificateholders is not a regular payment date, then the amount of interest payable to the noteholders will be prorated to such date, as provided in the indenture. Subject to the risk noted above that the FDIC may attempt to assert that the amounts in the reserve account or collection account must be released to the FDIC, the indenture trustee will use amounts on deposit in the reserve account and the collection account, in addition to the amounts paid by the FDIC, to pay amounts owing to noteholders. Any damages with respect to the certificates paid by the FDIC following repudiation will be distributed by the certificate paying agent or owner trustee to the certificateholders on a pro rata basis.

Under the safe harbor, the FDIC as, receiver or conservator, could not exercise its statutory authority to reclaim, recover or recharacterize as property of the sponsor or the receivership the transferred financial assets. However, the FDIC could challenge whether the transaction satisfied the requirements for accounting sale treatment or whether the transaction satisfied the requirements of a safe harbor under the FDIC Rule. The transfers by Fifth Third Bank of the receivables and the issuance by the issuing entity of the notes are intended to satisfy all the applicable requirements of the FDIC Rule safe harbor applicable to securitizations that do not satisfy the requirements for sale accounting treatment, and the issuing entity will state in the indenture its belief that those requirements will have been met. As the FDIC Rule is an untested regulatory safe harbor, its interpretation remains uncertain. If any provision of the FDIC Rule is amended, or any interpretive guidance regarding the FDIC Rule is provided by the FDIC or its staff, as a result of which the issuing entity determines that an amendment to the FDIC Rule Covenant is necessary or desirable, then the issuing entity and the indenture trustee will be authorized to amend the FDIC Rule Covenant in accordance with such FDIC Rule amendment or guidance without noteholder or certificateholder consent.

One of the requirements imposed by the FDIC Rule is a “risk retention” requirement that requires compliance with Regulation RR. Fifth Third Bank intends to satisfy this risk retention requirement by [_].

We will structure the transfers of receivables under the receivables sale agreement between Fifth Third Bank and FTH LLC with the intent that they would be characterized as legal true sales. If the transfers are so characterized, then the FDIC likely would not be able to recover the transferred receivables using its repudiation power even if your transaction does not satisfy all of the terms of the FDIC Rule. However, complying with the FDIC Rule would provide additional assurance that the FDIC would not seek to recover the transferred receivables using its repudiation power, as well as providing additional assurance that any automatic stay that could be imposed if Fifth Third Bank were in receivership or conservatorship would not interfere with servicing of the receivables and contractual payments relating to the notes and the certificates.

If the FDIC were to successfully assert that the transaction in which the notes and certificates were issued did not comply with the FDIC Rule and that the transfer of receivables under the receivables sale agreement was not a legal true sale, then FTH LLC would be treated as having made a loan to Fifth Third Bank, secured by the transferred receivables. If the FDIC repudiated that loan, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as conservator or receiver. There is no statutory definition of “actual direct compensatory damages,” but the term does not include damages for lost profits or opportunity.

Absent the application of a safe harbor under the FDIC Rule, the staff of the FDIC takes the position that, upon repudiation, damages would not include accrued and unpaid interest through the date of actual repudiation, so the issuing entity would have a claim for interest only through the date of the appointment of the FDIC as conservator or receiver. Since the FDIC may delay repudiation for up to 180 days following that appointment, the issuing entity may not have a claim for interest accrued during this 180 day period. In addition, in one case involving the repudiation by the Resolution Trust Corporation, formerly a sister agency of the FDIC, of certain secured zero-coupon bonds issued by a savings association, a United States federal district court held that “actual direct compensatory damages” in the case of a marketable security meant the market value of the repudiated bonds as of the date of repudiation. If that court’s view were applied to determine the “actual direct compensatory damages” in the circumstances described above, the amount of damages could, depending upon circumstances existing on the date of the repudiation, be less than the outstanding principal amount of the notes and the interest accrued thereon and unpaid to the date of payment.

Regardless of whether the FDIC Rule applies or the transfers under the receivables sale agreement are respected as legal true sales, as conservator or receiver for Fifth Third Bank the FDIC could:

•	require the issuing entity, as assignee of the related purchaser, to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against Fifth Third Bank; or

•	repudiate without compensation Fifth Third Bank’s ongoing servicing obligations under the servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	prior to any such repudiation of the servicing agreement, prevent any of the indenture trustee or the securityholders from appointing a successor servicer; or

•	argue that the automatic stay prevents the indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to 90 days.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as conservator or receiver, and (2) any property in the possession of the FDIC, as conservator or receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC.

If the FDIC, as conservator or receiver for Fifth Third Bank, were to take any of the actions described above, payments and/or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced. See “Risk Factors—Risks relating to the transaction parties—FDIC receivership or conservatorship of Fifth Third Bank could result in delays in payments or losses on your notes.”

Dodd-Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the “Orderly Liquidation Authority” (“OLA”) as described in more detail below. The OLA provisions became effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions could have on FTH LLC, the depositor or the issuing entity, or their respective creditors.

Potential Applicability to FTH LLC, the Depositor and the Issuing Entity. There is uncertainty about which companies could be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and a liquidation of such company pursuant to OLA would mitigate these adverse effects. Because Fifth Third Bank is an insured depository institution, it would not be subject to OLA.

Under certain circumstances, FTH LLC, the depositor or the issuing entity could also be subject to the provisions of OLA as a “covered subsidiary” of Fifth Third Bancorp. For the issuing entity, FTH LLC or the depositor to be subject to receivership under OLA as a “covered subsidiary” of Fifth Third Bancorp (1) the FDIC would have to be appointed as receiver for Fifth Third Bancorp under OLA as described above and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) FTH LLC, the depositor or the issuing entity, as applicable, is in default or in danger of default, (b) appointment of the FDIC as receiver of the covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of Fifth Third Bancorp.

No assurance can be given that OLA would not apply to FTH LLC, the depositor, the issuing entity or their respective affiliates, or if it were to apply, that the timing and amounts of payments to the noteholders or certificateholders would not be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of FTH LLC, the depositor or the issuing entity under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which FTH LLC, the depositor or the issuing entity was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the relevant entity’s affairs. In January 2011, the Acting General Counsel of the FDIC (the “Acting General Counsel”) issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include FTH LLC, the depositor or the issuing entity, cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act (which, among other things, grants the FDIC, as receiver, the power to repudiate certain contracts), if the FDIC were to become receiver for a covered financial company, which could include FTH LLC, the depositor or the issuing entity, the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although the Acting General Counsel’s advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving FTH LLC, the depositor or the issuing entity, are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

We will structure the transfers of receivables under the receivables sale agreement, the purchase agreement and the sale agreement with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, the sponsor believes that the FDIC would not be able to recover the receivables transferred by the relevant seller under the receivables sale agreement, the purchase agreement and the sale agreement using its repudiation power. However, if those transfers were not respected as legal true sales, then each purchaser under the receivables sale agreement, the purchase agreement and the sale agreement, in each case secured by the transferred receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If FTH LLC or the depositor were placed in receivership under OLA, the FDIC could assert that FTH LLC or the depositor, as applicable, effectively still owned the transferred receivables because the transfers between FTH LLC to the depositor or by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate that transfer of receivables and the issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by such issuing entity. In such event, noteholders would have a secured claim in the receivership of such issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages are no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the receivables sale agreement, the purchase agreement and the sale agreement are respected as legal true sales, as receiver for FTH LLC, the depositor or the issuing entity, the FDIC could:

•	require the issuing entity, as assignee of FTH LLC and the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the related receivables; or

•

if the FDIC were appointed receiver of the issuing entity under OLA, it could require the indenture trustee for the related notes or the owner trustee for the related certificates to go through an administrative claims procedure to establish the right to payments on the notes or certificates, as applicable; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against FTH LLC, the depositor or the issuing entity.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which FTH LLC, the depositor or the issuing entity that is subject to OLA is a party, or to obtain possession of or exercise control over any property of FTH LLC, the depositor or the issuing entity or affect any contractual rights of FTH LLC, the depositor or the issuing entity that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” under the Bankruptcy Code.

If the FDIC, as receiver for FTH LLC, the depositor or the issuing entity, were to take any of the actions described above, payments and/or distributions of principal and interest on the securities issued by the issuing entity could be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If FTH LLC, the depositor or the issuing entity or any of their respective affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by FTH LLC, the depositor or the issuing entity or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule effective August 15, 2011 that, among other things, codified the Acting General Counsel’s advisory opinion. Based on the final rule, a transfer of the receivables perfected by the filing of a UCC financing statement against FTH LLC, the depositor and the issuing entity as provided in the applicable transfer agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistency between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed and may be reduced.

LEGAL INVESTMENT

[Money Market Investment]

[The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the money market fund and its advisor to satisfy those requirements.] Money market funds contemplating a purchase of the Class A-1 notes are encouraged to consult their counsel before making a purchase.

Certain Volcker Rule Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in Section [_] of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

Requirements for Certain European Regulated Investors, UK Regulated Investors and their Affiliates

Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardized securitization and amending certain other European Union directives and regulations, as amended (the “EU Securitization Regulation”) is directly applicable in member states of the European Union (the “EU”) and will be applicable in any non-EU states of the European Economic Area (the “EEA”) in which it has been implemented.

Article 5 of the EU Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the EU Securitization Regulation) (the “EU Due Diligence Requirements”) by an “institutional investor”, defined in the EU Securitization Regulation to include (a) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II, (b) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EU, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “CRR”). Pursuant to Article 14 of the CRR, the EU Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the CRR (such affiliates, together with all such institutional investors, the “EU Affected Investors”).

Pursuant to the EU Due Diligence Requirements, an EU Affected Investor must, prior to investing in a securitization, amongst other things, verify (a) that the originator, sponsor or original lender (each as defined in the EU Securitization Regulation) retains a material net economic interest of not less than 5% in such securitisation in accordance with the EU Securitization Regulation, (b) that the originator, sponsor or issuer has, where applicable, made available information as required by the EU Securitization Regulation, and (c) that certain credit-granting requirements are satisfied.

With respect to the United Kingdom (the “UK”), relevant UK-established or UK-regulated persons are subject to the restrictions and obligations of the EU Securitization Regulation (applicable as at December 31, 2020) as retained under the domestic laws of the UK as “retained EU law” by operation of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”) and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019 (and as further amended from time to time) (the “UK Securitization Regulation”, and together with the EU Securitization Regulation, the “Securitization Regulations”).

Article 5 of the UK Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the UK Securitization Regulation) (the “UK Due Diligence Requirements” and together with the EU Due Diligence Requirements, the “Due Diligence Requirements” (and references in this prospectus to “the applicable Due Diligence Requirements” shall mean such Due Diligence Requirements to which a particular Affected Investor is subject)) by an “institutional investor”, defined in the UK Securitization Regulation to include (a) an insurance undertaking as defined in section 417(1) of the Financial Services and Markets Act 2000, as amended (the “FSMA”); (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013 which markets or manages AIFs (as defined in regulation 3 of those Regulations) in the UK; (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013 (“UK CRR Firms”), as it forms part of UK domestic law by virtue of the EUWA and as amended (the “UK CRR”); and (h) an FCA investment firm as defined by Article 4(1)(2AB) of the UK CRR. The UK Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of UK CRR Firms (such affiliates, together with all such institutional investors, the “UK Affected Investors” and, together with the EU Affected Investors, the “Affected Investors”).

Pursuant to the UK Due Diligence Requirements, a UK Affected Investor must, prior to investing in a securitization, amongst other things, verify (a) that the originator, sponsor or original lender (each as defined in the UK Securitization Regulation) retains a material net economic interest of not less than 5% in such securitization in accordance with the UK Securitization Regulation, (b) that the originator, sponsor or issuer has, where applicable, made available information as required by the UK Securitization Regulation, and (c) that certain credit-granting requirements are satisfied.

None of HCA, the depositor, the servicer, the sponsor nor any other party to the transactions described in this prospectus or any of their respective Affiliates will undertake, or intends, to retain or commit to retain a material net economic interest in the securitization constituted by the issuance of the Notes in a manner that would satisfy the requirements of the EU Securitization Regulation or the UK Securitization Regulation.

Furthermore, no such person makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take or refrain from taking any action to facilitate or enable compliance by EU Affected Investors with the EU Due Diligence Requirements or by UK Affected Investors with the UK Due Diligence Requirements, or by any person with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, credit granting standards or any other conditions with respect to investments in securitization transactions.

The arrangements as described in “Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Regulation by any person.

Failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the Notes described in this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being taken or imposed by the competent authority of such Affected Investor.

Consequently, the Notes may not be a suitable investment for Affected Investors. As a result, the price and liquidity of the Notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and should consult with their own investment and legal advisors regarding the application of the EU Securitization Regulation, the UK Securitization Regulation or other applicable regulations and the suitability of the Notes for investment.

The transaction described in this prospectus is structured in a way that is unlikely to allow Affected Investors to comply with their applicable Due Diligence Requirements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes. This discussion is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. The issuing entity will be provided with an opinion of Special Tax Counsel, regarding certain U.S. federal income tax matters discussed below. There are no cases or Internal Revenue

Service (“IRS”) rulings on similar transactions involving debt with terms similar to those of the notes. As a result, there can be no assurance that the IRS will not challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in the prospectus as well as the tax consequences to noteholders.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or non-U.S. tax laws, any income tax treaties, or any other U.S. federal income tax laws, including U.S. federal estate and gift tax laws, the Medicare tax on unearned income, or the alternative minimum tax. It also does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	life insurance companies;

•	tax-exempt organizations;

•	persons that hold the notes or certificates as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar;

•	corporations subject to the corporate alternative minimum tax on adjusted financial statement income; and

•	investors in pass-through entities.

Unless otherwise specified, this information is directed to prospective purchasers unrelated to the issuing entity who purchase notes at their issue price in the initial distribution thereof and who hold the notes or certificates as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. We suggest that prospective investors consult with their tax advisors as to the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes or the certificates.

A “U.S. Person” or “United States Person” means (i) a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, including the District of Columbia, (iii) a trust which is subject to the primary supervision of a court within the United States and the substantial decisions of which are controlled by one or more U.S. Persons or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

The following discussion addresses notes which the depositor, the servicer and the noteholders will agree to treat as indebtedness secured by the receivables. On the Closing Date, Special Tax Counsel will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that, based on the terms of the notes, the transactions relating to the receivables as set forth herein and the applicable provisions of the issuing entity’s formation document and related documents, for U.S. federal income tax purposes, the notes (other than any notes, beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be characterized as indebtedness; and the issuing entity will not be characterized as an association or publicly traded partnership taxable as a corporation. The tax opinion of Special Tax Counsel with respect to the issuing entity will be subject to certain assumptions, conditions and qualifications as described in detail below. Noteholders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although Special Tax Counsel will issue a tax opinion to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. The following discussion assumes the notes are characterized as indebtedness for U.S. federal income tax purposes. For purposes of this discussion, references to a “holder” are to the beneficial owner of a note.

The term “U.S. Holder” means a holder of a note that is a U.S. Person for U.S. federal income tax purposes. The term “Non-U.S. Holder” means a holder of a note other than a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes.

Special rules, not addressed in this discussion, may apply to persons purchasing notes through entities or arrangements treated for U.S. federal income tax purposes as partnerships, and any such partnership purchasing notes and persons purchasing notes through such a partnership should consult their own tax advisors in that regard.

U.S. Federal Income Tax Consequences to U.S. Holders of the Notes

Treatment of Stated Interest. Stated interest on a note that is treated as “qualified stated interest” is includible in income by a U.S. Holder when received or accrued in accordance with the holder’s method of accounting. “Qualified stated interest” is generally stated interest that is “unconditionally payable” at least annually at a single fixed rate or certain floating rates. Interest is considered “unconditionally payable” if reasonable legal remedies exist to compel timely payment or the terms and conditions of the debt instrument make the likelihood of late payment (other than late payment that occurs within a reasonable grace period) or nonpayment (ignoring the possibility of nonpayment due to default, insolvency or similar circumstances) a remote contingency. Interest received on a note may constitute “investment income” for purposes of some limitations of the Internal Revenue Code concerning the deductibility of investment interest expense.

Original Issue Discount. It is possible that one or more classes of notes offered hereunder will be issued with more than a de minimis amount (i.e., with 1/4% or more of the principal amount of a class of notes multiplied by its weighted average life to maturity) of original issue discount (“OID”). In general, OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess falls within a statutorily defined de minimis exception. A note’s stated redemption price at maturity is the aggregate of all payments required to be made under the note through maturity except qualified stated interest. Qualified stated interest is generally interest that is unconditionally payable in cash or property, other than debt instruments of the issuing entity, at fixed intervals of one year or less during the entire term of the instrument at specified rates. The issue price will be the first price at which a substantial amount of the notes are sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, placement agents or wholesalers.

In the case of notes issued with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain.

If the notes offered hereunder are in fact issued at a greater than de minimis discount or are treated as having been issued with OID under the Treasury Regulations, a U.S. Holder would be required to include OID in income as interest over the term of the note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, each cash distribution would be treated as an amount already included in income, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, or as a repayment of principal. This treatment would have no significant effect on U.S. Holders using the accrual method of accounting. However, a U.S. Holder using the cash method of accounting may be required to report income on the notes in advance of the receipt of cash attributable to that income.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Internal Revenue Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering) and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted applying those provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the U.S. Holders regarding OID, if any, will be based on the assumption that the receivables will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the receivables. See “Weighted Average Life of the Notes” in this prospectus. Accordingly, holders are advised to consult their own tax advisors regarding the impact of any prepayments under the receivables (and the OID rules) if the notes offered hereunder are issued with OID.

[A holder of a Short-Term Note will generally not be required to include OID on the Short-Term Note in income as it accrues, provided the holder of the note is not an accrual method taxpayer, a bank, a broker or dealer that holds the note as inventory, a regulated investment company or common trust fund, or the beneficial owner of pass-through entities specified in the Internal Revenue Code, or provided the holder does not hold the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon. Instead, the holder of a Short-Term Note would include the OID accrued on the note in gross income upon a sale or exchange of the note or at maturity, or if the note is payable in installments, as principal is paid thereon. A holder of a Short-Term Note would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note to the extent it exceeds the sum of the interest income, if any, and OID accrued on the note. However, a holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a Short-Term Note on a ratable, straight-line basis, unless the holder irrevocably elects, under regulations to be issued by the Treasury Department, to apply a constant interest method to such obligation, using the holder’s yield to maturity and daily compounding.]

If the notes are not issued with OID but a U.S. Holder purchases a note at a discount greater than the de minimis amount set forth above, such discount will be market discount. Generally, a portion of each principal payment will be treated as ordinary income to the extent of the accrued market discount not previously recognized as income. Gain on a sale of such note is treated as ordinary income to the extent of the accrued but not previously recognized market discount. Market discount generally accrues ratably, absent an election to base accrual on a constant yield to maturity basis. A U.S. Holder who purchases a note at a premium will be subject to the “bond premium amortization” rules of the Internal Revenue Code.

Disposition of Notes. If a U.S. Holder sells a note, the holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale (other than amounts representing accrued and unpaid interest) and the holder’s adjusted tax basis in the note. The adjusted tax basis of the note to a particular U.S. Holder will equal the holder’s cost for the note, increased by any OID and market discount previously included by the noteholder in income from the note and decreased by any bond premium previously amortized and any principal payments previously received by the noteholder on the note. Any gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Potential Acceleration of Income. An accrual method taxpayer that prepares an “applicable financial statement” (as defined in Section 451 of the Internal Revenue Code, which includes any GAAP financial statement, Form 10-K annual statement, audited financial statement or a financial statement filed with any federal agency for non-tax purposes) generally would be required to include certain items of income in gross income no later than the time such amounts are reflected on such a financial statement. This could result in an acceleration of income recognition for income items differing from the above description. The Treasury Department released final Treasury Regulations that exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Code, including income subject to the timing rules for OID and de minimis OID, income under the contingent payment debt instrument rules, income under the variable rate debt instrument rules, and market discount (including de minimis market discount). Holders of notes should consult their tax advisors with regard to these rules.

Information Reporting and Backup Withholding. The issuing entity will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and the amount of interest withheld for U.S. federal income taxes, if any, for each calendar year, except as to exempt holders which are, generally, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts or nonresident aliens who provide certification as to their status. Each U.S. Holder will be required to provide to the issuing entity or other applicable paying agent, under penalties of perjury, IRS Form W-9 or other similar form containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. If a nonexempt noteholder fails to provide the required certification, the issuing entity or other paying agent will be required to withhold at the currently applicable rate from interest otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder’s U.S. federal income tax liability. Holders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.

Because the depositor will not treat the issuing entity as a partnership and will treat all notes as indebtedness for U.S. federal income tax purposes, the depositor will not comply with the tax reporting requirements that would apply under any alternative characterizations of the issuing entity.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Notes

Interest (including OID) paid or accrued to a Non-U.S. Holder generally will be considered “portfolio interest,” and generally will not be subject to U.S. federal income tax or withholding if the interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. Holder) and:

•

the Non-U.S. Holder is not actually or constructively a “10 percent shareholder” of the issuing entity or the depositor, including a holder of 10% of the outstanding certificates or other equity interests of the issuing entity, or a “controlled foreign corporation” (as defined in the Internal Revenue Code) with respect to which the issuing entity or the depositor is a “related person” within the meaning of the Internal Revenue Code;

•	the Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;

•	the interest is not contingent interest described in Section 871(h)(4) of the Internal Revenue Code; and

•

the Non-U.S. Holder provides the trustee or other person who is otherwise required to withhold U.S. tax with respect to the notes with a timely and properly executed IRS Form W-8BEN, W-8BEN-E or W-8IMY (with required attachments) or other appropriate form (or appropriate successor form), signed under penalties of perjury, certifying that the Non-U.S. Holder is a Foreign Person and providing the Foreign Person’s name and address.

If a Non-U.S. Holder does not qualify for the portfolio interest exemption from withholding, payments of interest, including payments relating to any accrued OID, may be subject to withholding tax at a tax rate of 30 percent. The foregoing rate is subject to reduction or elimination under any applicable tax treaty, if the Non-U.S. Holder supplies at the time of its initial purchase, and at all subsequent times as are required under the Treasury regulations, a properly executed IRS Form W-8BEN, W-8BEN-E, W-8IMY (with required attachments) or other appropriate form, (or appropriate successor form), signed under penalties of perjury, to report its eligibility for that reduced rate or exemption.

If a note beneficially owned by a Non-U.S. Holder is held through a securities clearing organization or certain financial institutions as an intermediary, the intermediary generally will be required to provide a duly completed and executed IRS Form W-8IMY (or any successor or substitute form) providing, among other information required to be submitted, certain identifying information with respect to the intermediary, whether the intermediary is a “Qualified Intermediary” or a “Non-Qualified Intermediary,” and appropriate certifications from its Non-U.S. Holders (e.g., IRS Form W-8BEN or W-8BEN-E) or other certifications with respect to such beneficial owners, relating to their status as Foreign Persons.

All Non-U.S. Holders will be required to update the relevant IRS forms listed above and any supporting documentation, in accordance with the requirements under the U.S. Treasury Regulations. These forms generally remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. The issuing entity will not be obligated to pay any additional amounts to “gross up” payments to noteholders or beneficial owners of notes who are Foreign Persons, as a result of any withholding or deduction for, or on account of, any present or future taxes, duties, assessments or government charges with respect to payments in respect of the notes.

Any gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will be exempt from U.S. federal income and withholding tax, provided that the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. Holder) and in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year.

Interest, gain and any other income on a note held by a Non-U.S. Holder that is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (and under certain tax treaties is attributable to a United States permanent establishment maintained by such Non-U.S. Holder) is generally exempt from U.S. withholding, provided such noteholder provides the trustee or other person required to withhold with certain certifications on IRS Form W-8ECI (or a similar form). However, the Non-U.S. Holder generally will be subject to U.S. federal income tax on a net basis at the same U.S. federal income tax rates applicable to U.S. Persons. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income and gain also may be subject to a U.S. branch profits tax at a rate of 30 percent, unless the Non-U.S. Holder qualifies for a lower rate under an applicable tax treaty.

FATCA. Under Sections 1471 through 1474 of the Internal Revenue Code and applicable regulations thereunder (“FATCA”), a 30% withholding tax is imposed on “withholdable payments” made to foreign financial institutions unless the payee foreign financial institution agrees, among other things, to disclose the identity of any “U.S. account holder” of the institution (or the institution’s affiliates) and to report annually certain information about such account. “Withholdable payments” include (1) payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) beginning January 1, 2019 (subject to the caveat below), gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. Treasury Regulations were recently published in proposed form that eliminate withholding on payments of gross proceeds from such dispositions. Pursuant to these proposed Treasury Regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until the final Treasury Regulations are issued. FATCA also requires withholding agents making withholdable payments to certain non-financial foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%.

Withholding under FATCA, absent an applicable exception, will apply to all withholdable payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. As such, a U.S. Holder or a Non-U.S. Holder may be subject to withholding of U.S. federal income tax at the current rate of 30% on payments of interest, and, beginning January 1, 2019, on the gross proceeds from the disposition of such a note (subject to the proposed Treasury Regulations described above), if (i) the holder is, or holds such note through, a “foreign financial institution,” unless such foreign financial institution is exempt or has entered into an agreement with the IRS to comply with the information reporting requirements discussed above or (ii) the holder is a “non-financial foreign entity,” unless the holder is exempt or has provided any required information with respect to its direct and indirect United States owners. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to FATCA withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through intermediaries in) those countries. U.S. Holders and holders that are Foreign Persons should consult their own tax advisors regarding FATCA and whether it may be relevant to their purchase, ownership and disposition of the notes.

Possible Alternative Treatments of the Notes and the Issuing Entity

Although, as discussed above, Special Tax Counsel will deliver an opinion to the effect that the notes (other than any notes, if any, beneficially owned by the issuing entity or a person considered to be the same person as the issuing entity for U.S. federal income tax purposes) will be characterized as debt for U.S. federal income tax purposes, the IRS may take a contrary position. If the IRS were to contend successfully that any class of notes were not debt for U.S. federal income tax purposes, such notes might be treated as equity interests in the issuing entity. As a result, even if the depositor or another single person was the sole certificateholder of the issuing entity, the issuing entity would be considered to have multiple equity owners and might be classified for U.S. federal income tax purposes as an association taxable as a corporation or as a partnership. (Additionally, even if all the notes are treated as debt for U.S. federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for U.S. federal income tax purposes) holding a certificate (or interest therein), the issuing entity may be considered to have multiple equity owners and might be classified for U.S. federal income tax purposes as an association taxable as a corporation or as a partnership.)

A partnership is generally not subject to an entity level tax for U.S. federal income tax purposes, while an association or corporation is subject to an entity level tax. If the issuing entity were treated as a partnership (which most likely would not be treated as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership of the receivables by the partnership would be passed through to the partners, including the affected Holders, according to their respective interests therein. Under current law, the income reportable by Holders as partners in such a partnership could differ from the income reportable by the Holders as holders of debt. Generally, such differences are not expected to be material; however, certain Holders may have adverse tax consequences. For example, cash basis Holders might be required to report income when it accrues to the partnership rather than when it is received by the Holders. Payments on the recharacterized notes would likely be treated as “guaranteed payments,” in which case the amount and timing of income to a U.S. Holder would generally not be expected to materially differ from that which would be the case were the notes not recharacterized. On the other hand, if payments are not treated as “guaranteed payments,” note that U.S. Holders would be taxed on the partnership income regardless of when distributions are made to them and are not entitled to deduct miscellaneous itemized deductions (which may include their share of partnership expenses) for the tax years 2018-2025. In addition, to the extent partnership expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to the holders of equity interests in the issuing entity with respect to the issuing entity’s interest expense may be limited under the rules of Section 163(j) of the Internal Revenue Code. Any income allocated to a Holder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the issuing entity’s taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt holder could give rise to additional tax liability to such tax-exempt holder. Depending on the circumstances, a Non-U.S. Holder might be required to file a United States individual or corporate income tax return, as the case may be, and it is possible that (i) gross income allocated to such person may be subject to 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty or (ii) such person may be subject to (x) tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty) and (y) a withholding of tax on purchase price paid to it in the event of a disposition of the note (treated as a partnership interest).

In addition, as described above, audit rules were enacted that apply to the audit of partnerships and entities treated as partnerships. As described above, the parties responsible for the tax administration of the issuing entity will have the authority to utilize, and intend to utilize, any exceptions available so that the issuing entity’s equity holders, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. As such, holders of equity (including holders of notes recharacterized as equity) could be obligated to pay any such taxes and other costs, and may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules on them.

If, alternatively, the issuing entity were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the issuing entity would be subject to U.S. federal income taxes at corporate tax rates on its taxable income generated by ownership of the receivables. Moreover, distributions by the issuing entity to all or some of the noteholders would probably not be deductible in computing the issuing entity’s taxable income and all or part of the distributions to noteholders would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to noteholders and adversely affect the issuing entity’s ability to make payments of principal and interest with respect to the notes. To the extent distributions on such notes were treated as dividends, a non-U.S. Holder would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

The United States Department of the Treasury and the IRS have issued Treasury Regulations under Section 385 of the Internal Revenue Code that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, a note that otherwise would be treated as debt is treated as stock for U.S. federal income tax purposes during periods in which the note is held by an applicable related party (meaning a member of an “expanded group” that includes the issuing entity (or its owner(s)), generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under these Treasury Regulations, any notes treated as stock under these rules could result in adverse tax consequences to such related party noteholder, including that U.S. federal withholding taxes could apply to distributions on the notes. If the issuing entity were to become liable for any such withholding or failure to so withhold, the resulting impositions could reduce the cash flow that would otherwise be available to make payments on all notes. In addition, when a recharacterized note is acquired by a beneficial owner that is not an applicable related party, that note is generally treated as reissued for U.S. federal income tax purposes and thus may have tax characteristics differing from notes of the same class that were not previously held by a related party. The issuing entity does not expect that these Treasury Regulations will apply to any of the notes. However, the Treasury Regulations are complex and have not yet been applied by the IRS or any court. In addition, the IRS has reserved certain portions of the Treasury Regulations pending its further consideration. Moreover, the depositor, the Delaware trustee and the owner trustee will be able to amend the trust agreement in the future without the consent of noteholders as required to prevent the application of such Treasury Regulations to the notes in the case of a sale of trust certificates to a third party. Prospective investors should note that the Treasury Regulations are complex, and are urged to consult their tax advisors regarding the possible effects of these rules.

STATE AND LOCAL TAX CONSEQUENCES

The above discussion does not address the tax treatment of the issuing entity, notes, or Holders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting on the receivables will take place throughout the United States and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions. It is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such jurisdiction. It is also possible that a state may require that a certificateholder or a noteholder treated as an equity owner (including non-resident certificateholders and noteholders) file state income tax returns with the state pertaining to receivables collected from customers located in such state (and may require withholding by the issuing entity on related income). Certain states have also recently enacted partnership audit rules that mirror or correspond with the audit rules that now apply to partnerships for U.S. federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the issuing entity as well as any state and local tax consequences for them of purchasing, holding and disposing of notes.

The federal and state tax discussions set forth above are included for general information only and may not be applicable depending upon your particular tax situation. It is suggested that prospective investors consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CONSIDERATIONS FOR ERISA AND

OTHER U.S. BENEFIT PLANS

Subject to the following discussion, the notes may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Internal Revenue Code or an entity deemed to hold plan assets of the foregoing (each, a “Benefit Plan Investor”), as well as by governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA), and other “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not subject to Title I of ERISA, “plans” as defined in Section 4975 of the Internal Revenue Code and entities deemed to hold plan assets of the foregoing (collectively, with Benefit Plan Investors, referred to as “Plans”). Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Benefit Plan Investors from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to such Benefit Plan Investor. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Internal Revenue Code for such persons or the fiduciaries of such Benefit Plan Investor. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan Investor subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Governmental plans are not subject to Title I of ERISA or Section 4975 of the Internal Revenue Code. However, such plans may be subject to similar restrictions under applicable federal, state, local or other law (“Similar Law”). Governmental and certain church plans are also subject to the prohibited transaction rules in Section 503(b) of the Internal Revenue Code.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Internal Revenue Code with respect to a Benefit Plan Investor that acquired notes if assets of the issuing entity were deemed to be assets of the Benefit Plan Investor. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan Investor for the purposes of ERISA and the Internal Revenue Code only if the Benefit Plan Investor acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the Regulation were applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, at the time of their issuance, the notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Regulation. This determination is based upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes that are subordinated to other classes of securities. In the event of a withdrawal or downgrade to below investment grade of the rating of the notes, the subsequent acquisition of the notes or interest therein by a Benefit Plan Investor or a Plan that is subject to Similar Law is prohibited.

However, without regard to whether the notes are treated as an equity interest in the issuing entity for purposes of the Regulation, the acquisition or holding of notes by or on behalf of a Benefit Plan Investor could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the originator, the servicer, the administrator, the underwriters, the owner trustee, the Delaware trustee, any of their affiliates or the indenture trustee is or becomes a party in interest or a disqualified person with respect to such Benefit Plan Investor. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of the notes by a Benefit Plan Investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes and the relationship of the party in interest or disqualified person to the Benefit Plan Investor. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code for certain transactions between a Benefit Plan Investor and persons who are parties in interest or disqualified persons solely by reason of providing services to the Benefit Plan Investor or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers;” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are Benefit Plan Investors should consult with their legal advisors regarding the applicability of any such exemption.

By acquiring a note (or interest therein), each purchaser and transferee (and if the purchaser or transferee is a Plan, its fiduciary) is deemed to represent and warrant that either (i) it is not acquiring and will not hold the note (or interest therein) with the assets of a Benefit Plan Investor or Plan subject to Similar Law; or (ii) (a) the acquisition and holding of the note (or interest therein) will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of Similar Law and (b) such note is rated investment grade by a nationally recognized statistical rating organization.

A Plan fiduciary considering the acquisition of notes should consult its legal advisors regarding the matters discussed above and other applicable legal requirements. None of the issuing entity, the underwriters, the servicer, the administrator nor any of their respective affiliates, agents or employees will act as a fiduciary to any Plan with respect to the Plan’s decision to invest in the notes.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement relating to the notes, the depositor has agreed to sell and the underwriters named below have severally but not jointly agreed to purchase the principal amount of the notes set forth opposite its name below:

Underwriter	Class A-1 Notes			Class A-2[-A] Notes	[Class A-2-B Notes]	Class A-3 Notes			Class A-4 Notes			Class B Notes			Total
[●]	$			$	$	$			$			$			$
[●]	$			$	$	$			$			$			$
[●]	$			$	$	$			$			$			$
[●]	$			$	$	$			$			$			$
[●]	$			$	$	$			$			$			$

Total	$	[	]	$	$	$	[	]	$	[	]	$	[	]	$	[	]

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

The depositor has been advised by the underwriters that the underwriters propose to offer the notes to the public initially at the offering prices set forth on the cover page of this prospectus, and to certain dealers at these prices less the concessions and reallowance discounts set forth below:

Class	Selling Concession	Reallowance Discount
Class A-1 Notes	%	%
Class A-2[-A] Notes	%	%
[Class A-2-B Notes	%	%]
Class A-3 Notes	%	%
Class A-4 Notes	%	%
Class B Notes	%	%

After the initial public offering, the underwriters may change the public offering price and selling concessions and reallowance discounts to dealers.

There currently is no secondary market for any class of notes and there is no assurance that one will develop. The underwriters expect, but will not be obligated, to make a market in each class of notes. However, the underwriters are not obligated to make a market in the notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, we give no assurance regarding the liquidity of, or trading markets for, the notes. There is no assurance that a market for the notes will develop, or if one does develop, that it will continue or that it will provide sufficient liquidity.

Fifth Third Bank and the depositor have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereby. In the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.

Until the distribution of the notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the prices of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such notes.

It is expected that delivery of the notes will be made against payment therefor on or about the Closing Date. Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes initially will settle more than two business days after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of notes who wish to trade notes on the date hereof consult their own advisors.

Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by that investor’s representative within the period during which there is an obligation to deliver a prospectus, Fifth Third Bank, the depositor or the underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of this prospectus.

In the ordinary course of its business one or more of the underwriters and affiliates have provided, and in the future may provide other investment banking and commercial banking services to the depositor, the servicer, the issuing entity and their affiliates.

As discussed under “Use of Proceeds” above, the depositor or its affiliates may apply all or any portion of the net proceeds of this offering to the repayment of debt, including debt secured by the receivables prior to their contribution to the issuing entity.

The indenture trustee, on behalf of the issuing entity and at the direction of the servicer, may from time to time invest the funds in the collection account or the reserve account in permitted investments acquired from the underwriters or their affiliates.

The depositor will receive aggregate proceeds of approximately $[___________] from the sale of the notes (representing approximately [__]% of the initial note balance of the notes) after paying the aggregate underwriting discount of $[___________] on the notes. Additional offering expenses are estimated to be $[___________].

Certain of the notes initially may be retained by the depositor or an affiliate of the depositor (the “Retained Notes”). Any Retained Notes will not be sold to the underwriters under the underwriting agreement. Retained Notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

Any underwriter or agent participating in the distribution of securities, including notes offered by this prospectus, is, and any agent participating in the distribution of securities, including notes offered by this prospectus, may be deemed to be, an underwriter of those securities under the Securities Act and any discounts or commissions received by it and any profit realized by it on the sale or resale of the securities may be deemed to be underwriting discounts and commissions.

Underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the securities in accordance with Regulation M under the Exchange Act. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. The underwriters do not have an “overallotment” option to purchase additional securities in the offering, so syndicate sales in excess of the offering size will result in a naked short position. The underwriters must close out any naked short position through syndicate covering transactions in which the underwriters purchase securities in the open market to cover the syndicate short position. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that would adversely affect investors who purchase in the offering. Stabilizing transactions permit bids to purchase the security so long as the stabilizing bids do not exceed a specified maximum. Syndicate coverage transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction. These over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the securities to be higher than they would otherwise be in the absence of these transactions. Neither the depositor nor any of the underwriters will represent that they will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice.

Offering Restrictions

Each underwriter has severally, and not jointly, represented to and agreed with the depositor and Fifth Third Bank that:

•

it will not offer or sell any notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities, bank regulatory or other applicable law that applies to such underwriter or to an offer of the notes; and

•

it will not offer or sell any notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

United Kingdom

Each underwriter has severally, but not jointly, represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any UK retail investor in the UK. For the purposes of this provision:

(a) the expression “UK retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565 as it forms part of the domestic law of the UK by virtue of the EUWA; or

(ii)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the UK by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of the UK Prospectus Regulation; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to the Notes.

Each underwriter has severally, but not jointly, also represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the UK.

[The Class A-1 Notes have not been and will not be offered in the UK or to UK persons and no proceeds of the Class A-1 Notes will be received in the UK.]

European Economic Area

Each underwriter has severally, but not jointly, represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any EU retail investor in the EEA. For the purposes of this provision:

(a)	the expression “EU retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)	a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Article 2 of the Prospectus Regulation; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to the Notes.

FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, may contain certain forward-looking statements. In addition, certain statements made in future SEC filings by Fifth Third Bancorp, Fifth Third Bank, the issuing entity or the depositor, in press releases and in oral and written statements made by or with Fifth Third Bank’s, the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to, among other things, continued and increased business competition, an increase in delinquencies (including increases due to worsening of economic conditions), changes in demographics, changes in local, regional or national business, economic, political and social conditions, regulatory and accounting initiatives, changes in customer preferences, and costs of integrating new businesses and technologies, many of which are beyond the control of Fifth Third Bank, FTH LLC, the issuing entity or the depositor. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimate” or similar expressions. Fifth Third Bank, the issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed under “Risk Factors.” Future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of Fifth Third Bank, FTH LLC, the issuing entity or the depositor to control or predict. The forward-looking statements made in this prospectus speak only as of the date stated on the cover of this prospectus. Fifth Third Bank, the issuing entity and the depositor undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required under the federal securities laws.

LEGAL PROCEEDINGS

[Other than disclosed in this prospectus, there are no legal or governmental proceedings pending, or to the knowledge of the sponsor, threatened, against the sponsor, depositor, FTH LLC, indenture trustee, owner trustee, Delaware trustee, asset representations reviewer, issuing entity, servicer or originator, or of which any property of the foregoing is the subject, that are material to noteholders.]

LEGAL MATTERS

Certain legal matters relating to the notes will be passed upon for the servicer and the depositor by Mayer Brown LLP. Certain other legal matters with respect to the notes, including U.S. federal income tax matters, will be passed upon for the servicer and the depositor by Mayer Brown LLP. Mayer Brown LLP has from time to time represented Fifth Third and its affiliates in other transactions. [____________________] will provide opinions on certain legal matters relating to the notes for the underwriters.

GLOSSARY

“Available Funds” means, for any payment date and the related collection period, an amount equal to the sum of the following amounts: (i) all Collections received by the servicer during such collection period, (ii) the sum of the repurchase prices deposited in the collection account with respect to each receivable that will be purchased by the depositor or servicer on that payment date, (iii) any amounts in the reserve account (excluding net investment earnings) in excess of the Specified Reserve Account Balance on that payment date and (iv) the optional purchase price deposited into the collection account in connection with the exercise of the optional purchase.

“Cap Rate” means [●]%.

“Cap Termination Payment” means payments due to the issuing entity by the cap provider under an Interest Rate Cap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Cap Agreement due to an “event of default” or “termination event” under such Interest Rate Cap Agreement.

“certificate distribution account” means the account designated as such, established and maintained to the extent required by the indenture.

“certificateholder” means, as of any date, the person in whose name a certificate is registered on the certificate register on that date.

“Closing Date” means [_______________], [____].

“Collections” means, with respect to the receivables and to the extent received by the servicer after the cut-off date, (A) the sum of (i) any monthly payment by or on behalf of the obligor under that receivable, (ii) any full or partial prepayment of such receivables, (iii) all Liquidation Proceeds and (iv) any other amounts received by the servicer which, in accordance with the customary servicing practices, would customarily be applied to the payment of accrued interest or to reduce the outstanding principal balance of a receivable less (B) all Liquidation Expenses; provided, however, that the term Collections in no event will include (i) for any payment date, any amounts in respect of any receivable the repurchase price of which has been included in the Available Funds on a prior payment date, (ii) any Supplemental Servicing Fees or (iii) rebates of premiums with respect to the cancellation or termination of any insurance policy, extended warranty or service contract that was not financed by such receivable.

[“Controlling Class” means, with respect to any notes outstanding, the Class A notes (voting together as a single class) as long as any Class A notes are outstanding, and thereafter the Class B notes as long as any Class B notes are outstanding (excluding, in each case, notes held by the servicer, the administrator, the issuing entity, any Certificateholder or any of their respective affiliates).]

“cut-off date” means close of business on [●], [●].

“Defaulted Receivable” means a receivable (other than a repurchased receivables), which the servicer has charged off in accordance with its customary servicing practices.

“designated certificateholder account” means (a) so long as the depositor or any of its affiliates is the sole certificateholder, the account designated by such certificateholder and (b) at any time thereafter, the certificate distribution account.

“FDIC” means the Federal Deposit Insurance Corporation.

“FDIC Rule Covenant” has the meaning set forth in “Material Legal Aspects of the Receivables—FDIC Rule.”

“Financial Institution” means any securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business.

“Foreign Person” means any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state or the District of

Columbia, (iii) an estate the income of which is includable in gross income for U.S. federal income tax purposes, regardless of its source, or (iv) a trust, if a United States court is able to exercise primary supervision over the administration of such trust and one (1) or more U.S. Persons has the authority to control all substantial decisions of the trust or if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust.

“Issuing Entity Accounts” means the collection account and any other accounts to be established with respect to the issuing entity, including [the principal distribution account, certificate distribution account, pre-funding account, reserve account, spread account or yield supplement account].

“Liquidation Expenses” means, in the case of each of clauses (a) through (c) of the definition of “Liquidation Proceeds,” any expenses (including, without limitation, any auction, painting, repair or refurbishment expenses in respect of the related financed vehicle) incurred by the servicer in connection therewith and any payments required by law to be remitted to the related obligor.

“Liquidation Proceeds” means, with respect to any receivable, (a) insurance proceeds received by the servicer with respect to any insurance policies relating to the related financed vehicle or maintained by the obligor in connection with a receivable, (b) amounts received by the servicer in connection with that receivable pursuant to the exercise of rights under that receivable and (c) the monies collected by the servicer (from whatever source, including proceeds of a sale of the related financed vehicle, a deficiency balance recovered from the related obligor after the charge-off of that receivable or as a result of any recourse against the related dealer, if any) on that receivable other than any monthly payments by or on behalf of the obligor thereunder or any full or partial prepayment of such receivable; provided, however, that the repurchase price for any receivable purchased by Fifth Third Bank or the servicer will not constitute Liquidation Proceeds.

“Majority Certificateholders” means certificateholders holding in the aggregate more than 50% of the Percentage Interests.

“Net Pool Balance” means, as of any date, the aggregate outstanding principal balance of the related receivables (other than defaulted receivables) as of that date.

“Note Factor” means, with respect to any class of notes issued by the issuing entity, a six-digit decimal which the servicer will compute each month indicating the outstanding note balance of that class of securities at the end of the month as a fraction of the original outstanding balance of that class of notes. The Note Factor for each class of notes will be 1.000000 as of the Closing Date; thereafter, each Note Factor will decline to reflect reductions in the outstanding balance of each class of notes. As a noteholder, your share of the principal amount of a particular class of notes is the product of (1) the original denomination of your note and (2) the applicable class Note Factor.

“OCC” means the Office of the Comptroller of the Currency.

“Percentage Interest” means, with respect to a certificate, the individual percentage interest of such certificate, which will be specified on the face thereof and which will represent the percentage of certain distributions of the issuing entity beneficially owned by the related certificateholder. The sum of the Percentage Interests for all of the certificates shall be 100%.

“Pool Factor” means a six-digit decimal which the servicer will compute each month indicating the Net Pool Balance at the end of the month as a fraction of the original Net Pool Balance [plus the aggregate outstanding principal balance of any subsequent receivables added to the issuing entity as of the applicable subsequent cutoff date]. The Pool Factor will be 1.000000 as of the Closing Date; thereafter, the Pool Factor will decline to reflect reductions in the Net Pool Balance. The amount of a noteholder’s pro rata share of the Net Pool Balance for a given month can be determined by multiplying the original denomination of the holder’s note by the Pool Factor for that month.

“Prepayment Assumption” means the method used to assume the anticipated rate of prepayments in pricing a debt instrument.

“Rating Agency Condition” means, with respect to any event or circumstance and each hired agency, either (a) written confirmation (which may be in the form of a letter, press release or other publication, or a change in such hired agency’s published ratings criteria to this effect) by such hired agency that the occurrence of such event or circumstance will not cause it to downgrade, qualify or withdraw its rating assigned to any of the notes or (b) that such hired agency shall have been given notice of such event or circumstance at least ten days prior to the occurrence of such event or circumstance (or, if ten days’ advance notice is impracticable, as much advance notice as is practicable) and such hired agency shall not have issued any written notice that the occurrence of such event or circumstance will cause it to downgrade, qualify or withdraw its rating assigned to the notes.

“Record Date” means, with respect to any payment date or redemption date, (i) for any definitive notes, the close of business on the last business day of the calendar month immediately preceding the calendar month in which such payment date or redemption date occurs or (ii) for any book-entry securities, the close of business on the business day immediately preceding such payment date.

[“Scheduled Interest Method” means the method of calculating interest due on a motor vehicle receivable without regard to the period of time which has elapsed since the preceding payment was made, using a method which may consist of (i) the method known as the Rule of 78s or sum-of-the-digits method, (ii) the method known as the actuarial method and applying a pre-determined interest payment schedule or (iii) the method known as the actuarial method determining interest when payments are received (in variation of the Simple Interest Method).]

[“Scheduled Interest Receivables” are receivables that provide for amortization of the amount financed over a series of fixed, level-payment monthly installments and for which interest is calculated using the Scheduled Interest Method. Each monthly installment, including the monthly installment representing the final payment on the receivable, consists of an amount of interest equal to 1/12 of the contract rate of the amount financed multiplied by the unpaid principal balance of the amount financed, and an amount of principal equal to the remainder of the monthly payment.]

“SEC” means the U.S. Securities and Exchange Commission.

“Short-Term Note” means any note that has a fixed maturity date of not more than one year from the issue date of that note.

“Simple Interest Method” means the method of calculating interest due on a motor vehicle retail installment sale contract and/or installment loan on a daily basis based on the actual outstanding principal balance of the receivable on that date.

“Simple Interest Receivables” means receivables pursuant to which the payments due from the obligors during any month are allocated between interest, principal and other charges based on the actual date on which a payment is received and for which interest is calculated using the Simple Interest Method.

“Specified Reserve Account Balance” means an amount equal to 0.25% of the initial Net Pool Balance of the receivables; provided, however, on any payment date after the notes are no longer outstanding following payment in full of the principal and interest on the notes, the “Specified Reserve Account Balance” will be $0.

“statistical cut-off date” means [__________], [____].

“Special Tax Counsel” means Mayer Brown LLP, as special federal tax counsel to the depositor.

“Supplemental Servicing Fees” means any and all (i) late fees, (ii) extension fees, (iii) non-sufficient funds charges, (iv) prepayment fees and (v) any and all other administrative fees or similar charges allowed by applicable law with respect to any receivable.

INDEX OF PRINCIPAL TERMS

[initial] cut-off date	12
60-Day Delinquent Receivables	97
AAA	99
ABS	78
ABS Tables	78
Acting General Counsel	130
adjusted pool balance	16
administration agreement	95
administrator	7, 47
advance	103
Affected Investors	133
amortization period	13, 91
Assessment of Compliance	111
asset representations review agreement	95
asset representations reviewer	7
Asset Review	98
asset-level data	76
Attestation Report	111
Available Funds	147
Bancorp	52
Bankruptcy Code	126
Benchmark	147
Benchmark Replacement	147
Benchmark Replacement Adjustment	147
Benchmark Replacement Conforming Changes	147
Benchmark Replacement Date	148
Benchmark Transition Event	148
cap provider	93
Cap Rate	148
Cap Receipt	94
Cap Termination Payment	148
CARES Act	41
Cede	2
certificate distribution account	148
certificateholder	148
certificates	8, 95
CFPB	40, 52
chattel paper	119
Class A-2 notes	8
clean-up call	10
Clearstream	28
closing date	8
Closing Date	148
Collections	148
Consent Orders	124
contracts	53
Controlling Class	149
Corresponding Tenor	149
COVID-19	31
CRR	133
cut-off date	149
dealers	53
Defaulted Receivable	149
Delaware trustee	7

Delinquency Percentage	97
Delinquency Trigger	97
Delinquency Trigger Notice Date	98
depositor	7, 47
designated certificateholder account	149
DoD	42
Dodd-Frank Act	40, 130
DOJ	124
DTC	2
Due Diligence Requirements	133
Early Amortization Event	91
EEA	132
EU	132
EU Affected Investors	133
EU Due Diligence Requirements	133
EU Retail Investor	4
EU Securitization Regulation	132
Euroclear	28
EUWA	3, 133
event of default	11, 113
excess interest	18
Exchange Act	67, 110
FATCA	139
FDAP	139
FDIC	38, 52, 149
FDIC Rule	19, 38, 127
FDIC Rule Covenant	127, 149
Federal Reserve Board	52
Fifth Third	53
Fifth Third Bank	2, 7, 47
final scheduled payment date	90
financed vehicles	12
Financial Institution	149
First Allocation of Principal	104
fixed rate notes	8
floating rate notes	8
Foreign Person	149
FSMA	3, 133
FTC	40
FTC Rule	123
FTH LLC	2, 7, 47, 52
Funding Date	13
HDC Rule	123
hired agencies	21
indenture	95
indenture trustee	7, 85
Instituting Noteholders	97
Interest Rate Cap Agreement	93
interest rate swap agreement	92
Internal Revenue Code	113
Investment Company Act	20, 132
investors	19
Investors	87
IRS	134

I-1

ISDA Definitions	149
ISDA Fallback Adjustment	149
ISDA Fallback Rate	149
issuing entity	7, 47
Issuing Entity Accounts	149
issuing entity property	12
LIBOR	44
Liquidation Expenses	150
Liquidation Proceeds	150
LTV	66
Majority Certificateholders	150
MIFID II	4
MLA	42
net pool balance	10
Net Pool Balance	150
net swap payment	18
Note Factor	150
obligors	11
OCC	150
OID	136
OLA	130
Order	3
originator	7, 48
owner trustee	7
payment date	8
payment default	115
Percentage Interest	150
Pool Asset Representations	96
Pool Factor	150
pre-funding account	13
Prepayment Assumption	150
PRIIPS Regulation	4
Prospectus Regulation	4
purchase agreement	95
Rating Agency Condition	150
receivables	11
receivables pool	11, 64
receivables sale agreement	95
record date	8, 85
Record Date	151
Regulation RR	20
Relevant Governmental Body	151
Relevant Persons	3
Relief Act	43, 107
requesting party	99
Retained Notes	144
Review Conditions	96
Review Expenses	98
Review Fees	98
Review Satisfaction Date	96

revolving period	13
risk retention reserve account	102
Rule 193 Information	13, 75
sale agreement	95
Scheduled Interest Method	151
Scheduled Interest Receivables	151
Scheduled Principal Payments	61
SEC	1, 151
Second Allocation of Principal	104
Securitization Regulations	133
senior swap termination payment	18
servicer	7
servicer replacement events	109
servicing agreement	95
servicing fee	15, 108
Short Term Note	151
Simple Interest Method	151
Simple Interest Receivables	151
Special Tax Counsel	151
specified reserve account balance	17
Specified Reserve Account Balance	101, 151
sponsor	7
statistical cut-off date	12, 151
Subject Receivables	97
Subordinated swap termination payments	18
subsequent receivables	13
Supplemental Servicing Fees	151
swap counterparty	7, 92
Target Overcollateralization Amount	104
TIA	98
transfer agreements	95
trust agreement	95
U.S. Person	135
UCITS	133
UK	133
UK Affected Investors	133
UK CRR	133
UK CRR Firms	133
UK Due Diligence Requirements	133
UK PRIIPS Regulation	3
UK Prospectus Regulation	3
UK Retail Investor	3
UK Securitization Regulation	133
Unadjusted Benchmark Replacement	151
United States Person	135
Volcker Rule	20, 132
weighted average life	79
yield supplement account	102
yield supplement overcollateralization amount	105

I-2

APPENDIX A

STATIC POOL INFORMATION REGARDING CERTAIN PREVIOUS RECEIVABLES POOLS

Characteristics of the Receivables

Appendix A, attached to this prospectus, sets forth characteristics of all motor vehicle retail installment sale contracts and installment loans originated and serviced by Fifth Third Bank by vintage origination year and by publicly securitized receivables pool if such securitized pool had characteristics similar to this pool of receivables, including the number of receivables, the aggregate original and the month-end principal balance, the average original and the month-end principal balance, the weighted average contract rate, the weighted average age, the weighted average original term, the weighted average remaining term, the minimum FICO® score, the maximum FICO® score and the weighted average FICO® score, the distribution of the pool of receivables by the range of contract rate, the percentage new, the percentage used, the weighted average LTV, the pool factor, and the geographic distribution, and information with respect to the monthly delinquency rates, the monthly pool factor, the monthly prepayment speeds and the monthly cumulative net charge-off of the pool of receivables. The information in this Appendix A is incorporated into this prospectus.

[The information in this Appendix A also will be presented in graphical format.]

Summary Characteristics of All Originated Receivables

Year
	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ](7)
Aggregate Original Principal Balance
Number of Receivables
Average Original Principal Balance
Weighted Average Original Term (1)
Weighted Average Contract Rate (1)
Weighted Average FICO (1) (2)
Minimum FICO (3)
Maximum FICO (3)
% New
% Used
Weighted Average LTV (1)(4)

Aggregate Month-end Principal Balance
Month-end Number of Receivables
Average Month-end Principal Balance
Weighted Average Contract Rate (5)
Weighted Average Age (5)
Weighted Average Remaining Term (5)
Pool Factor (6)

(1)	Weighted by aggregate original principal balance.
(2)	Calculated excluding accounts for which no original FICO score is available. Less than 3% have no original FICO score.
(3)

Less than 5% of the original loan balance falls below the minimum FICO score and less than 5% of the aggregate original principal balance exceeds the maximum FICO score. The FICO range represents approximately 90% of the aggregate original principal balances.

(4)

The LTV for a receivable secured by a new vehicle is equal to the original amount financed divided by the manufacturer’s suggested retail price for that vehicle. The LTV for a receivable secured by a used vehicle is equal to the original amount financed divided by the retail price for that vehicle as set forth in the applicable N.A.D.A. Official Used Car Guide or Kelly Bluebook. Amounts relating to LTV are calculated excluding LTVs for which no manufacturer’s suggested retail price or retail price for that vehicle was available.

(5)	Weighted by aggregate month-end principal balance.
(6)

The pool factor represents (a) the aggregate outstanding month-end principal balance of receivables originated in the specified year divided by (b) the aggregate original principal balance of the receivables originated in the specified year.

(7)	As of [________], 20[__].

Distribution by States (as a percentage of the aggregate original principal balance)(1)(2)(3)

	20[__]	20[__]	20[__]	20[__]	20[__]	20[__]
[_]
[_]
[_]
[_]
[_]
[_]
[_]
[_]
Other(4)

(1)	As of [________], 20[__].
(2)	Based on the contract state of the obligors as of [________], 20[__].
(3)	Totals may not add to 100.0% due to rounding.
(4)	Category includes states representing less than [4.5]% of total original principal balances as of [________], 20[__] that are not otherwise set forth above.

Delinquency Experience

30-59 Day Delinquency Rates(1)(2)

30-59 Days Past Due	Year Originated
AGE (MONTHS)(3)	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65

(1)

The percentages set forth above represent (a) the aggregate outstanding principal balance of receivables originated in the specified year that are 30-59 days past due at the end of the specified number of months since origination divided by (b) the aggregate outstanding principal balance of all receivables originated in the specified year at the end of the specified number of months since origination.

(2)	As of [________], 20[__].
(3)	“Age (Months)” represents the number of months that have elapsed since origination for receivables originated in the specified year.

60-89 Day Delinquency Rates(1)(2)

60-89 Days Past Due	Year Originated
AGE (MONTHS)(3)	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65

(1)

The percentages set forth above represent (a) the aggregate outstanding principal balance of receivables originated in the specified year that are 60-89 days past due at the end of the specified number of months since origination divided by (b) the aggregate outstanding principal balance of all receivables originated in the specified year at the end of the specified number of months since origination.

(2)	As of [________], 20[__].
(3)	“Age (Months)” represents the number of months that have elapsed since origination for receivables originated in the specified year.

90-119 Day Delinquency Rates(1)(2)

90-119 Days Past Due	Year Originated
AGE (MONTHS)(3)	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65

(1)

The percentages set forth above represent (a) the aggregate outstanding principal balance of receivables originated in the specified year that are 90-119 days past due at the end of the specified number of months since origination divided by (b) the aggregate outstanding principal balance of all receivables originated in the specified year at the end of the specified number of months since origination.

(2)	As of [________], 20[__].
(3)	“Age (Months)” represents the number of months that have elapsed since origination for receivables originated in the specified year.

120+ Day Delinquency Rates(1)(2)

120+ Days Past Due	Year Originated
AGE (MONTHS)(3)	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65

(1)

The percentages set forth above represent (a) the aggregate outstanding principal balance of receivables originated in the specified year that are 120+ days past due at the end of the specified number of months since origination divided by (b) the aggregate outstanding principal balance of all receivables originated in the specified year at the end of the specified number of months since origination.

(2)	As of [________], 20[__].
(3)	“Age (Months)” represents the number of months that have elapsed since origination for receivables originated in the specified year.

Prepayment Speed Information

Prepayment Speeds (ABS)(1)(2)

Age (Months)(3)	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]
Original Term
Original FICO
LTV
Used%
Origination Amt($)

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53

Age (Months)(3)	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]
Original Term
Original FICO
LTV
Used%
Origination Amt($)
54
55
56
57
58
59
60
61
62
63
64
65
66

(1)

The ABS speed is a measurement of the non-scheduled amortization of the pool of receivables and is derived by calculating a monthly single month mortality rate, or SMM, which is the sum of the non-scheduled reduction in the balance of the pool of receivables, including prepayments and defaults, divided by the beginning of month receivables pool balance less any scheduled payments received. The scheduled principal is calculated assuming the receivables have been aggregated into a single pool. The non-scheduled amortization is assumed to be the difference between the beginning receivables pool balance less the scheduled principal minus the actual ending receivables pool balance. The SMM is converted into the ABS speed by dividing (a) the SMM by (b) the sum of (i) one and (ii) the SMM multiplied by the age of the pool, in months, minus one. The age of the pool is assumed to be the weighted average age of the pool at the first day of the applicable month minus the number of months since the first day of the applicable month.

(2)	As of the [________], 20[__].
(3)	“Age (Months)” represents the number of months that have elapsed since origination for receivables originated in the specified quarter.

Cumulative Loss Experience

Cumulative Net Charge-Off(1)(2)

Quarter Originated
Age (Months)(3)	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]
Original Term
Original FICO
LTV
Used%
Origination Amt($)

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53

Quarter Originated
Age (Months)(3)	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]
Original Term
Original FICO
LTV
Used%
Origination Amt($)

54
55
56
57
58
59
60
61
62
63
64
65
66

(1)

The percentages set forth above represent (a) the aggregate outstanding principal balance of receivables originated in the specified year that are charged off at the end of the specified number of months since origination divided by (b) the aggregate original outstanding principal balance of all receivables originated in the specified year at the end of the specified number of months since origination.

(2)	As of [________], 20[__].
(3)	“Age (Months)” represents the number of months that have elapsed since origination for receivables originated in the specified quarter.

Fifth Third Bank-Indirect Auto Pool Factor(1)(2)

Quarter Originated
Age (Months)(3)	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]
Original Term
Original FICO
LTV
Used%
Origination Amt($)

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53

Quarter Originated
Age (Months)(3)	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]
Original Term
Original FICO
LTV
Used%
Origination Amt($)

54
55
56
57
58
59
60
61
62
63
64
65
66

(1)

The percentages set forth above represent (a) the aggregate outstanding principal balance of receivables originated in the specified year at the end of the specified number of months since origination divided by (b) the aggregate original principal balance of the receivables originated in the specified year at the end of the specified number of months since origination.

(2)	As of [________], 20[__].
(3)	“Age (Months)” represents the number of months that have elapsed since origination for receivables originated in the specified quarter.

Prepayment Speed Information

The graph below shows prepayment speed information for Fifth Third Bank based on vintage originations from 20[_] through the [_] quarter of 20[_].

[Graph to be inserted]

Cumulative Net Losses

The graph below shows cumulative net loss information for Fifth Third Bank based on vintage originations from 20[_] through the [_] quarter of 20[_].

[Graph to be inserted]

Monthly Total 60+ Day Delinquency Percentage

The graphs below shows monthly total 60+ day delinquency information for Fifth Third Bank based on vintage originations from 20[_] through the [_] quarter of 20[_].

[Graphs to be inserted]

Pool Factors

The graphs below shows pool factor information for Fifth Third Bank based on vintage originations from 20[_] through the [_] quarter of 20[_].

[Graphs to be inserted]

Summary Information for Prior Securitized Receivables Pools

	FTAT [●](1)	FTAT [●] (2)	FTAT [●] (3)	FTAT [●] (4)
Aggregate Principal Balance
Number of Receivables
Average Principal Balance
Weighted Average Original Term(5)
Weighted Average Contract Rate(5)
Weighted Average FICO(5)(6)
Minimum FICO
Maximum FICO
% New
% Used
Weighted Average LTV(5)(7)

(1)	Cut-off date of [●].
(2)	Cut-off date of [●].
(3)	Cut-off date of [●].
(4)	Cut-off date of [●].
(5)	Weighted by aggregate principal balance as of the applicable cut-off date.
(6)	Calculated excluding accounts for which no original FICO score is available. Less than 3% have no original FICO score.
(7)

The LTV for a receivable secured by a new vehicle is equal to the original amount financed divided by the manufacturer’s suggested retail price for that vehicle. The LTV for a receivable secured by a used vehicle is equal to the original amount financed divided by the retail price for that vehicle as set forth in the applicable N.A.D.A. Official Used Car Guide or Kelly Bluebook. Amounts relating to LTV are calculated excluding LTVs for which no manufacturer’s suggested retail price or retail price for that vehicle was available.

Distribution by States (as a percentage of the Net Pool Balance as of the applicable cut-off date)(1)(6)(8)

	FTAT [●](2)	FTAT [●] (3)	FTAT [●] (4)	FTAT [●] (5)
[_]
[_]
[_]
[_]
[_]
[_]
Other(7)

(1)	Totals may not add to 100.00% due to rounding.
(2)	Cut-off date of [●].
(3)	Cut-off date of [●].
(4)	Cut-off date of [●].
(5)	Cut-off date of [●].
(6)	Based on the billing addresses of the obligors as of the cut-off date.
(7)	Category includes states representing less than 5% of total original principal balances as of the cut-off date. States listed in “other” reflect the combined percentage of any remaining states.
(8)	The state listing in the table reflects the top state concentrations within Fifth Third Auto Trust 20[●]-[●].

Delinquency Experience

30-59 Day Delinquency Rates(1)

30-59 Days Past Due	Prior Securitized Receivables Pool
AGE (MONTHS)	FTAT [●]	FTAT [●]	FTAT [●]	FTAT [●]
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

(1)	As of the collection period ending [●].

60-89 Day Delinquency Rates(1)

60-89 Days Past Due	Prior Securitized Receivables Pool
AGE (MONTHS)	FTAT [●]	FTAT [●]	FTAT [●]	FTAT [●]
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

(1)	As of the collection period ending [●].

90-119 Day Delinquency Rates(1)

90+ Days Past Due	Prior Securitized Receivables Pool
AGE (MONTHS)	FTAT [●]	FTAT [●]	FTAT [●]	FTAT [●]
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

(1)	As of the collection period ending [●].

120+ Day Delinquency Rates(1)

90+ Days Past Due	Prior Securitized Receivables Pool
AGE (MONTHS)	FTAT [●]	FTAT [●]	FTAT [●]	FTAT [●]
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

(1)	As of the collection period ending [●].

Prepayment Speed Information

Prepayment Speeds (ABS)(1)(2)

Age (Months)	FTAT [●](3)	FTAT [●] (4)	FTAT [●] (5)	FTAT [●] (6)
Weighted Average Original Term(7)
Weighted Average Original FICO(7)
Weighted Average LTV(7)
Used%
Aggregate Principal Balance as of the cut-off date
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

(1)

The ABS speed is a measurement of the non-scheduled amortization of the pool of receivables and can be converted into the SMM (the monthly single month mortality rate) by dividing (a) the ABS by (b) (i) one less (ii) the product of the ABS and the age of each pool, in months, minus one. The non-scheduled reduction in balance of the pool of receivables is derived by taking the product of (a) the SMM and (b) the beginning of the month receivables pool balance less any scheduled payments. The scheduled principal is calculated assuming the receivables pool is a single distinct loan. The ABS speeds have been computed such that when applied to each distinct pool, the sum of the resulting period ending balances is equivalent to the actual aggregate receivables pool balance at the end of the respective period. The age of each pool is assumed to be the weighted average age of the pool as of the cut-off date plus the number of months since the cut-off date to the relevant month.

(2)	As of the collection period ending [●].
(3)	Cut-off date of [●].
(4)	Cut-off date of [●].
(5)	Cut-off date of [●].
(6)	Cut-off date of [●].
(7)	Weighted by aggregate principal balance as of the applicable cut-off date.

Cumulative Loss Experience

Cumulative Net Charge-Off(1)

Age (Months)	FTAT [●](2)	FTAT [●] (3)	FTAT [●] (4)	FTAT [●] (5)
Weighted Average Original Term(6)
Weighted Average Original FICO(6)
Weighted Average LTV(6)
Used%
Aggregate Principal Balance as of the cut-off date
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

(1)	As of the collection period ending [●].
(2)	Cut-off date of[●].
(3)	Cut-off date of[●].
(4)	Cut-off date of[●].
(5)	Cut-off date of[●].
(6)	Weighted by aggregate principal balance as of the applicable cut-off date.

Fifth Third Bank-Indirect Auto Pool Factor(1)

Age (Months)	FTAT [●](2)	FTAT [●] (3)	FTAT [●] (4)	FTAT [●] (5)
Weighted Average Original Term(6)
Weighted Average Original FICO(6)
Weighted Average LTV(6)
Used%
Aggregate Principal Balance as of the cut-off date
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

(1)	As of the collection period ending [●].
(2)	Cut-off date of [●].
(3)	Cut-off date of [●].
(4)	Cut-off date of [●].
(5)	Cut-off date of [●].
(6)	Weighted by aggregate principal balance as of the applicable cut-off date.

Prepayment Speed Information

The graph below shows prepayment speed information for the below listed Fifth Third Bank retail installment sale contract securitizations.

[Graph to be inserted]

Cumulative Net Losses

The graphs below shows cumulative net loss information for the below listed Fifth Third Bank retail installment sale contract securitizations.

[Graphs to be inserted]

Monthly Total 60+ Day Delinquency Percentage

The graphs below shows monthly total 60+ day delinquency information for the below listed Fifth Third Bank retail installment sale contract securitizations.

[Graphs to be inserted]

Pool Factors

The graphs below shows pool factor information for the below listed Fifth Third Bank retail installment sale contract securitizations.

[Graphs to be inserted]

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the servicer or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the notes offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein or therein is correct as of any time since the date of this prospectus.

(FIFTH THIRD LOGO)

Fifth Third Auto Trust 20[●]-[●]

Issuing Entity

Class A-1 Notes	$	[	●]
Class A-2[-A] Notes [Class A-2-B Notes	$	[	●]]
Class A-3 Notes	$	[	●]
Class A-4 Notes	$	[	●]
Class B Notes	$	[	●]

Fifth Third Holdings Funding, LLC

Depositor

Fifth Third Bank

Sponsor and Servicer

PROSPECTUS

UNDERWRITERS

[●]	[●]	[●]	[●]

Until [●], 20[●], all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee	$330,600.00
Accountant Fees and Expenses	$250,000.00
Legal Fees and Expenses	$1,000,000.00
Printing and Engraving Costs	$260,000.00
Blue Sky Fees and Expenses	$0.00
Trustee Fees and Expenses	$75,000
Rating Agency Fees	$2,300,000.00
Miscellaneous Expenses	$500,000.00

Total	$4,715,600.00

Item 13.	Indemnification of Directors and Officers.

Fifth Third Holdings Funding, LLC

Fifth Third Holdings Funding, LLC is a Delaware limited liability company. Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Limited Liability Company Agreement, as amended (the “LLC Agreement”), of Fifth Third Holdings Funding, LLC (the “Depositor”) provides:

a)

To the fullest extent permitted by law, neither the member nor the special members nor any officer, director, employee or agent of the Depositor nor any employee, representative, agent or affiliate of the member or the special members (collectively, the “Covered Persons”) shall be liable to the Depositor or any other person who has an interest in or claim against the Depositor for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement.

b)

To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Depositor for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Depositor and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the LLC Agreement by the Depositor shall be provided out of and to the extent of Depositor assets only, and the member and the special member shall not have personal liability on account thereof; and provided further, that so long as any obligation is outstanding, no indemnity payment from funds of the Depositor (as distinct from funds from other sources, such as insurance) of any indemnity under the LLC Agreement shall be payable from amounts allocable to any other person pursuant to the transaction documents.

c)

To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Depositor prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Depositor of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the LLC

Agreement; provided, however, that any indemnity under the LLC Agreement by the Depositor shall be provided out of and to the extent of Depositor assets only, and the member and the special member shall not have personal liability on account thereof; and provided further, that so long as any obligation is outstanding, no indemnity payment from funds of the Depositor (as distinct from funds from other sources, such as insurance) of any indemnity under the LLC Agreement shall be payable from amounts allocable to any other person pursuant to the transaction documents.

d)

A Covered Person shall be fully protected in relying in good faith upon the records of the Depositor and upon such information, opinions, reports or statements presented to the Depositor by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Depositor, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

e)

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Depositor or to any other Covered Person, a Covered Person acting under the LLC Agreement shall not be liable to the Depositor or to any other Covered Person for its good faith reliance on the provisions of the LLC Agreement or any approval or authorization granted by the Depositor or any other Covered Person.

f)

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the registrant and its directors, officers and controlling parties against specified liabilities, including liabilities under the Securities Act of 1933 relating to certain information provided or actions taken by the underwriters. The registrant has been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 14.	Exhibits.

EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement between Fifth Third Holdings Funding, LLC (“Fifth Third Funding”), Fifth Third Bank (“Fifth Third”) and [●]

3.1	Certificate of Formation of Fifth Third Funding*

3.2	Limited Liability Company Agreement of Fifth Third Funding*

4.1	Form of Indenture between Fifth Third Auto Trust 20[●]-[●] (the “Issuer”) and [●], as Indenture Trustee (the “Indenture Trustee”) (including forms of Notes)

5.1	Opinion of Mayer Brown LLP with respect to legality

8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters

10.1	Form of Sale Agreement between Fifth Third Funding and the Issuer

10.2	Form of Servicing Agreement among Fifth Third Funding, Fifth Third, the Indenture Trustee and the Issuer

10.3	Form of Purchase Agreement between Fifth Third Holdings, LLC (“Holdings”) and Fifth Third Funding

10.4	Form of Interest Rate Swap Agreement between the Issuer and [●], as Swap Counterparty*

10.5	Form of Administration Agreement between the Issuer and Fifth Third Bank

10.6	Form of Receivables Sale Agreement between Fifth Third Bank and Holdings

10.7	Form of Amended and Restated Trust Agreement between Fifth Third Funding and [•], as Owner Trustee

10.8	Form of Asset Representations Review Agreement among the Issuer, Fifth Third Bank, and [•], as Asset Representations Reviewer

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)

24.1	Powers of Attorney*

24.2	Certified Copy of Resolutions authorizing Powers of Attorney

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1**

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities

107.1	Calculation of Filing Fee Tables*

*	Previously filed.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture of Act 1939.

Item 15.	Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated by Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430A:

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures under the Trust Indenture Act of 1939 for Delayed Offerings:

To file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on February 10, 2023.

FIFTH THIRD HOLDINGS FUNDING, LLC,
(Registrant)

By:	/s/ Bryan D. Preston
Name: Bryan D. Preston
Title: Director and President

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

* Bryan D. Preston	Director and President (Principal Executive Officer)	February 10, 2023

/s/ Nathan Steuber Nathan Steuber	[Director, Chief Financial Officer, Secretary and Treasurer (Principal Finance Officer and Principal Accounting Officer)]	February 10, 2023

* Mary Keller	Financial Manager	February 10, 2023

* Albert P. Cliffel, III	Director	February 10, 2023

* Kevin P. Burns	Director	February 10, 2023

* Bernard J. Angelo	Director	February 10, 2023

*

The undersigned, by signing his name hereto, does hereby sign this Amendment No. 1 to registration statement on behalf of the above indicated officer or director of the Registrant pursuant to the Power of Attorney signed by such officer or director.

By:	/s/ Bryan D. Preston
Name:	Bryan D. Preston
Title:	Director and President